

2016

Notice of Annual Shareholders' Meeting and Proxy Statement

📅 Friday, June 3, 2016

🕐 8:00 a.m., Central time

📍 Bud Walton Arena, University of Arkansas, Fayetteville, Arkansas

NYSE: WMT



"*Our Board has the right skills and experience to support the company's strategy.*"

April 20, 2016

Dear Fellow Shareholders:

We are pleased to invite you to attend Walmart's 2016 Annual Shareholders' Meeting on June 3, 2016 at 8:00 a.m. Central Time. If you plan to attend, please see page 94 for admission requirements. For those unable to join in-person, the meeting will also be webcast at *www.stock.walmart.com.*

Walmart is going through a period of transformation as we make strategic investments to better serve customers and drive shareholder value. Over the past year, we have actively engaged with many of our largest institutional shareholders to understand their perspectives on a variety of topics, including corporate strategy, governance, and compensation. We both participated in this engagement effort and we would like to take this opportunity to update you on some of the themes from these discussions, which are also key focus areas for our Board.

Our Board is actively engaged in company strategy

- We remain focused on the execution of our enterprise strategy – working to win with stores, deepening digital relationships with customers, and bolstering critical capabilities such as our next generation supply chain, technology and data, our talent, and how we work. The Board believes that this strategy positions the company for sustainable growth in the future. We have challenged management to accelerate the pace of change even further, and we are tracking various metrics such as comp sales and customer satisfaction scores to monitor progress in delivering the strategy. In our conversations with shareholders, they expressed strong support for our investments in our people and technology, as we seek to deliver a seamless shopping experience for our customers.

Our Board has the right skills and experience to support the company's strategy

- We believe that Board refreshment and succession planning are critical as Walmart continues to change for our customer. We've added 5 new independent directors to the Board in the last 4 years, and we've made changes to the way the Board operates to maximize our effectiveness as we adapt to evolving customer needs. These changes include reducing the size of the Board while maintaining its independence, changing the composition of Board committees, and ensuring that Board and committee agendas are focused on Walmart's strategic priorities. We have revised the Corporate Governance section of our proxy statement to provide more information on these topics (see page 12). Your Board is committed to continuous improvement, and in early 2016 we engaged a third party consulting firm to help us think about ways to further improve our effectiveness. The sentiment from shareholders has been consistent – that the value, quality, and diversity of our directors are strategic assets for Walmart.

Our compensation program is aligned with our strategy

- The Compensation, Nominating and Governance Committee of our Board regularly reviews the performance metrics used in our incentive plans and has determined that they are appropriately aligned with shareholder interests. We have revised the disclosure in the Compensation Discussion and Analysis section of our proxy statement to address some of the frequently asked questions from shareholders, and to more clearly describe the direct link between executive compensation and corporate strategy (see page 39). In our conversations, shareholders expressed a variety of viewpoints on our executive compensation program, but most felt it was appropriately performance-based and aligned with our strategy.

The Board greatly values shareholder feedback and thanks those of you who contributed to the constructive dialogue. You have challenged us to continue to improve our proxy statement disclosure, and we hope that you will find this year's proxy statement even better than the last. Thank you for being a Walmart shareholder and we look forward to seeing many of you at the meeting in June. Regardless of whether or not you attend the meeting in person, your vote is important to us. For instructions on how to vote, please see page 91 of our proxy statement.

Gregory B. Penner
Chairman

Dr. James I. Cash, Jr.
Lead Independent Director



Notice of 2016 Annual Shareholders' Meeting

Friday, June 3, 2016
8:00 a.m., Central time
Bud Walton Arena, University of Arkansas Campus, Fayetteville, Arkansas 72701

Please join our Board of Directors, senior leadership, and other shareholders for the Wal-Mart Stores, Inc. 2016 Annual Shareholders' Meeting.

■ ITEMS OF BUSINESS

1. To elect as directors the 12 nominees identified in the accompanying proxy statement;
2. To vote on a non-binding, advisory resolution to approve the compensation of the company's named executive officers;
3. To vote on the approval of the Wal-Mart Stores, Inc. 2016 Associate Stock Purchase Plan;
4. To ratify the appointment of Ernst & Young LLP as the company's independent accountants for the fiscal year ending January 31, 2017;
5. To vote on the 3 shareholder proposals described in the accompanying proxy statement, if properly presented at the meeting; and
6. To transact any other business properly brought before the 2016 Annual Shareholders' Meeting.

■ RECORD DATE

The record date for the meeting is April 8, 2016. This means that you are entitled to receive notice of the meeting and vote your shares at the meeting if you were a shareholder of record as of the close of business on April 8, 2016.

■ HOW TO CAST YOUR VOTE (PAGE 91)

You can vote by any of the following methods:

 on the internet at *www.proxyvote.com;*

 calling toll-free (U.S. and Canada) at 1-800-690-6903;

 on your mobile device by scanning the QR code on your proxy card, notice of internet availability of proxy materials, or voting instruction form;

 mailing in your signed proxy card or voting instruction form (if you received one); or

 in person at the 2016 Annual Shareholders' Meeting.

■ HOW TO ATTEND THE MEETING

If you plan to attend the meeting in person, please see page 94 for admission requirements.

The proxy statement and our Annual Report to Shareholders for the fiscal year ended January 31, 2016, are available in the "Investors" section of our corporate website at *http://stock.walmart.com/annual-reports.*

April 20, 2016

By Order of the Board of Directors

Jeffrey J. Gearhart
Executive Vice President, Global Governance and Corporate Secretary

Table of Contents

Proxy Statement Summary

You have received these proxy materials because the Board is soliciting your proxy to vote your Shares at the 2016 Annual Shareholders' Meeting. This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. Page references ("XX") are supplied to help you find further information in this proxy statement. Please refer to the Table of Abbreviations on page 96 for the meaning of certain terms used in this summary and the rest of this proxy statement. This proxy statement and the related proxy materials were first released to shareholders and made available on the internet on April 20, 2016.

■ ANNUAL SHAREHOLDERS' MEETING

Date and Time	Place	Record Date	Admission
June 3, 2016, 8:00 a.m., Central time	Bud Walton Arena, University of Arkansas Campus, Fayetteville, Arkansas 72701	You can vote if you were a shareholder of record of the company at the close of business on April 8, 2016 (page 89).	You must have proof of ownership of your Shares as of the record date to attend the 2016 Annual Shareholders' Meeting (page 94).

If you are unable to attend in person, you can view a live webcast of the 2016 Annual Shareholders' Meeting at *http://stock.walmart.com*.

■ SUMMARY OF VOTING MATTERS

The Board is not aware of any matter that will be presented for a vote at the 2016 Annual Shareholders' Meeting other than those shown below.

	Board Vote Recommendation	Page Reference (for more detail)
Item 1: Election of 12 Directors	**FOR** each Director Nominee	12
Item 2: Advisory Vote to Approve Named Executive Officer Compensation	**FOR**	74
Item 3: Approval of the Wal-Mart Stores, Inc. 2016 Associate Stock Purchase Plan	**FOR**	77
Item 4: Ratification of Independent Accountants	**FOR**	82
Items 5-7: Shareholder Proposals	**AGAINST** each shareholder proposal	84

■ BOARD OVERVIEW

Highly Engaged Board

- Actively involved in Walmart's strategy
- 98% overall attendance rate at Board and committee meetings
- 31 committee meetings during fiscal 2016

Thoughtful Board Refreshment

- 12-year term limit for Independent Directors
- 5 new Independent Directors in the last 4 years
- Reducing size of Board to promote effectiveness
- Ongoing Board succession planning

Experience and Expertise

Our 12 director nominees bring a variety of backgrounds, qualifications, skills, and experiences that contribute to a well-rounded Board uniquely positioned to effectively oversee our strategy and operations in a rapidly evolving retail industry.



9 **Senior** leadership

4 Retail

Technology or e-commerce 5

4 Marketing or brand management

4 Regulatory or legal

Global or **international** business 12

5 **Finance,** accounting, or financial reporting

Tenure, Age, and Gender Diversity

Our 12 nominees represent an effective mix of deep company knowledge and fresh perspectives.



TENURE

MEDIAN: 4 YRS
AVERAGE: 7 YRS

- >10 yrs: 2
- 7-10 yrs: 2
- 0-3 yrs: 5
- 4-6 yrs: 3

AGE

MEDIAN: 57
AVERAGE: 54

- <50: 5
- 50-59: 3
- 60-69: 3
- 70-75: 1

GENDER

- Female: 3
- Male: 9

■ BOARD NOMINEES (PAGES 15-21)

8 of our 12 Board nominees are independent, all members of the Audit Committee and CNGC are independent, and our key committee chairs are independent. Despite their significant Share ownership, only three members of the Walton family are Board nominees.

Name	Age	Director Since	Principal Occupation	Independent	Key Committee Membership				Other Public Company Boards
					AC	CNGC	SPFC	TeCC	
Jim Cash*	68	2006	James E. Robison Professor of Business Administration Emeritus, Harvard Business School	✔	✔			✔	1
Pam Craig	59	2013	Retired CFO, Accenture plc	✔	✔			✔	2
Tim Flynn	59	2012	Retired Chairman and CEO, KPMG	✔	🔵(Chair)		✔		1
Tom Horton	54	2014	Senior Advisor, Warburg Pincus LLC, and retired Chairman and CEO, AMR Corporation	✔	✔		✔		1
Marissa Mayer	40	2012	President and CEO, Yahoo! Inc.	✔		✔		✔	1
Doug McMillon	49	2013	President and CEO, Walmart						0
Greg Penner**	46	2008	Chairman, Walmart and Partner, Madrone Capital Partners						1
Steve Reinemund	68	2010	Retired Dean of Business, Wake Forest University, and retired Chairman and CEO, PepsiCo., Inc.	✔		✔	🔵(Chair)		2
Kevin Systrom	32	2014	CEO and Co-Founder, Instagram	✔		✔		🔵(Chair)	0
Rob Walton	71	1978	Retired Chairman, Walmart				✔		0
Steuart Walton	34	Nominee	CEO, Game Composites, Ltd.						0
Linda Wolf	68	2005	Retired Chairman and CEO, Leo Burnett Worldwide, Inc.	✔		🔵(Chair)		✔	1

*Lead Independent Director **Board Chairman

🔵 Chair ✔ Member

Qualifications and Experience:

- 👥 Senior Leadership
- 🛒 Retail
- 🌐 Global/International
- 📱 Technology/e-commerce
- ✳️ Marketing/Brand Management
- 📈 Finance/Accounting
- ⚖️ Regulatory/Legal

Committees:

AC = Audit Committee

CNGC = Compensation, Nominating and Governance Committee

SPFC = Strategic Planning and Finance Committee

TeCC = Technology and eCommerce Committee

■ CORPORATE GOVERNANCE HIGHLIGHTS (PAGES 12-38)

- Majority Independent Board
- Shareholder Right to Call Special Meetings
- Independent Key Committee Chairs
- No Poison Pill
- Separate Chair and CEO
- Lead Independent Director
- No Supermajority Voting Requirements
- CNGC Oversight of Political and Social Engagement
- Annual Election of All Directors
- Robust Board Evaluations

- Majority Voting for Director Elections
- Board-Level Risk Oversight
- Commitment to Board Refreshment
- Extensive Shareholder Engagement
- Focus on Succession Planning
- Board Oversight of Company Strategy
- Robust Stock Ownership Guidelines
- No Hedging and Restrictions on Pledging
- No Employment Agreements with Executives
- No Change-in-Control Provisions

■ COMPENSATION ALIGNED WITH PERFORMANCE (PAGES 39-74)

Our executive compensation program is heavily based on performance and aligned with our strategy. More than 75% of our CEO's fiscal 2016 total direct compensation was based on operating income, sales, and ROI, which are aligned with our strategy and important indicators of retail performance. The chart below illustrates the alignment between our TSR and the reported compensation of our CEO each of the last five fiscal years:



(1) The compensation shown above is the total compensation reported on the Summary Compensation table for our CEO for each fiscal year shown. For fiscal 2015 and fiscal 2016, the amount shown is the total compensation reported for Mr. McMillon. For fiscal 2012 through fiscal 2014, the amount shown is the total compensation reported for our former CEO, Michael T. Duke. Due to his pending retirement, Mr. Duke did not receive any equity awards in fiscal 2014, resulting in relatively low total reported compensation for that year.

(2) Indexed TSR illustrates the total shareholder return on Walmart common stock during the five fiscal years ending January 31, 2016, assuming $100 was invested on the first day of fiscal 2012 and assuming reinvestment of all dividends.

CORPORATE GOVERNANCE

Proposal No. 1 — Election of Directors

What am I voting on?

You are voting to elect each nominee named below as a director of the company for a one-year term. If you return your proxy, your proxy holder will vote your Shares FOR the election of each Board nominee named below unless you instruct otherwise. If the shareholders elect all of the director nominees named in this proxy statement at the 2016 Annual Shareholders' Meeting, Walmart will have 12 directors. Each director nominee named in this proxy statement has consented to act as a director of Walmart if elected. If a nominee becomes unwilling or unable to serve as a director, your proxy holder will have the authority to vote your Shares for any substitute candidate nominated by the Board, or the Board may decrease the size of the Board.

What qualifications do the Compensation, Nominating and Governance Committee and the Board consider when selecting candidates for nomination?

An effective Board should be comprised of individuals who collectively provide an appropriate balance of distinguished leadership, diverse perspectives, strategic skill sets, and professional experience relevant to our company's business and strategic objectives. In fulfilling its responsibility for identifying and evaluating director candidates, in accordance with Walmart's Corporate Governance Guidelines, the CNGC selects potential candidates on the basis of: outstanding achievement in their professional careers; broad experience and wisdom; personal and professional integrity; ability to make independent, analytical inquiries; experience with and understanding of the business environment; willingness and ability to devote adequate time to Board duties; and such other experience, attributes, and skills that the CNGC determines qualify candidates for service on the Board. The CNGC also considers whether a potential candidate satisfies the independence and other requirements for service on the Board and its committees, as set forth in the NYSE Listed Company Rules and the SEC's rules. Additional information regarding qualifications for service on the Board and the nomination process for director candidates is set forth in the CNGC's charter and our Corporate Governance Guidelines, which are available on the Corporate Governance page of our website at *http://stock.walmart.com.*

Walmart is in a period of transformation as we pursue a long-term strategy to deliver a seamless customer experience in our stores, clubs, and through e-commerce. In light of this, and depending on the current composition of the Board and Board committees and expected future turnover on our Board, the CNGC generally seeks director candidates with experience, skills, or background in one or more of the following areas:

STRATEGY

 **Retail experience:** As the world's largest retailer, we seek directors who possess an understanding of financial, operational, and strategic issues facing large retail companies.

 **Global or international business experience:** As a global organization, directors with broad international exposure provide useful business and cultural perspectives, and we seek directors with experience at multinational companies or in international markets.

 **Technology or e-commerce experience:** We aim to be the first retailer to deliver a seamless shopping experience at scale, and so we seek directors with experience in e-commerce or related industries such as digital, mobile, and consumer internet industries.

 **Marketing or brand management:** Directors with relevant experience in consumer marketing or brand management, especially on a global basis, provide important insights to our Board.

LEADERSHIP EXPERIENCE

 Directors who have served in relevant senior leadership positions bring unique experience and perspective. We seek directors who have demonstrated expertise in governance, strategy, development, and execution.

DIVERSITY

 Diversity and inclusion are values embedded in our culture and fundamental to our business. We believe that a board comprised of directors with diverse backgrounds, experiences, and perspectives improves the dialogue and decisionmaking in the board room and contributes to overall Board effectiveness. The Board assesses the effectiveness of its approach to Board diversity as part of the Board and committee evaluation process.

GOVERNANCE

 **Finance, accounting, or financial reporting experience:** We value an understanding of finance and financial reporting processes because of the importance our company places on accurate financial reporting and robust financial controls and compliance. We also seek to have multiple directors who qualify as audit committee financial experts.

 **Regulatory or legal experience:** Our company's business requires compliance with a variety of regulatory requirements across a number of countries. Our Board values the insights of directors who have experience advising or working at companies in regulated industries, and it benefits from the perspectives of directors with governmental, public policy, and legal experience and expertise.

Summary of Director Qualifications and Experience

Below we identify the balance of skills and qualifications each director and director nominee brings to the Board. The fact that a particular skill or qualification is not designated does not mean the director nominee does not possess that particular attribute. Rather, the skills and qualifications noted below are those reviewed by the CNGC and the Board in making nomination decisions and as part of the Board succession planning process. We believe the combination of the skills and qualifications shown below demonstrates how our Board is well-positioned to provide effective oversight and strategic advice to our management.

	Senior leadership	Retail	Global or international business	Technology or e-commerce	Marketing or brand management	Finance, accounting, or financial reporting	Regulatory or legal
			Strategy			**Governance**	
Jim Cash			✻	✻		✻	
Pam Craig			✻	✻		✻	
Tim Flynn	✻		✻			✻	✻
Tom Horton	✻		✻			✻	✻
Marissa Mayer	✻		✻	✻	✻		
Doug McMillon	✻	✻	✻				
Greg Penner	✻	✻	✻	✻		✻	
Steve Reinemund	✻		✻		✻		
Kevin Systrom	✻		✻	✻	✻		
Rob Walton	✻	✻	✻				✻
Steuart Walton*		✻	✻				✻
Linda Wolf	✻		✻		✻		
TOTAL	9	4	12	5	4	5	4
Aida Alvarez[1]	✻		✻			✻	✻
Roger Corbett[1]	✻	✻	✻				
Mike Duke[1]	✻	✻	✻				
Jim Walton[1]	✻	✻				✻	✻

* Steuart Walton is standing for election for the first time at the 2016 Annual Shareholders' Meeting.

[1] Aida Alvarez, Roger Corbett, Mike Duke, and Jim Walton are not being nominated for election as directors and will retire from the Board effective June 3, 2016.

Who are the 2016 director nominees?

Based on the recommendation of the CNGC, the Board has nominated the following candidates for election as directors at the 2016 Annual Shareholders' Meeting. The information set forth below includes, with respect to each nominee, his or her age, principal occupation and employment during the past five years, the year in which he or she first became a director of Walmart, each Board committee on which he or she currently serves, whether he or she is independent, and directorships of other public companies held by each nominee during the past five years.

The Board recommends that shareholders vote FOR each of the nominees named below for election to the Board.

James I. Cash, Jr.





Lead Independent Director

Joined the Board: 2006

Age: 68

Board Committees:
Audit Committee; Executive Committee; TeCC

Other Current Public Company Directorships:
Chubb Limited

Dr. Cash is the James E. Robison Professor of Business Administration Emeritus at Harvard Business School, where he served from July 1976 to October 2003. Dr. Cash served as the Senior Associate Dean and Chairman of HBS Publishing and Chairman of the MBA Program while on the faculty of the Harvard Business School. Dr. Cash holds an advanced degree in accounting and computer science and has been published extensively in accounting and information technology journals. He currently provides executive development and consulting services through The Cash Catalyst, LLC, which he formed in 2009. He has served as a director of Chubb Limited (formerly The Chubb Corporation) since 1996. Dr. Cash has served as a director of a number of other public companies, including General Electric Company from April 1997 to April 2016, Phase Forward Incorporated from October 2003 to May 2009, and Microsoft Corporation from May 2001 to November 2009, and has served on the audit committees of several public companies. He also serves as a director of several private companies.

Skills and Qualifications:

 Dr. Cash brings financial, accounting, and strategic planning expertise from his distinguished career in academia, and from his service at HBS Publishing and on the boards of directors and audit committees of other large, multinational public companies.

 Dr. Cash brings a global perspective gained from his service on boards of large, multinational companies in a variety of industries.

 The Board benefits from Dr. Cash's unique knowledge of information technology, as well as his experiences gained from consulting activities and service on the boards of directors of technology companies.

Pamela J. Craig





Independent Director

Joined the Board: 2013

Age: 59

Board Committee:
Audit Committee; TeCC

Other Current Public Company Directorships:
Akamai Technologies, Inc.; Merck & Co., Inc.

Ms. Craig was CFO of Accenture plc ("Accenture"), a multinational management consulting, technology and outsourcing company, from October 2006 to June 2013. On July 1, 2013, Ms. Craig stepped down as CFO and retired from Accenture in August 2013. In her 34 years with Accenture and its predecessor companies, she served in a variety of consulting, operational, and finance leadership roles, including as senior vice president, finance, from March 2004 to October 2006, group director, business operations and services, from March 2003 to March 2004, and managing partner, global business operations, from June 2001 to March 2003. She has served on the boards of Akamai Technologies, Inc. since May 2011 and Merck & Co., Inc. since September 2015. She also served on the board of VMWare, Inc. from September 2013 to December 2015. She also serves on the boards of several private and charitable organizations.

Skills and Qualifications:

 Ms. Craig brings financial reporting, accounting, and risk management expertise gained through her service as the CFO of a prominent, publicly-held management consulting, technology, and outsourcing firm.

 The Board benefits from Ms. Craig's experience in global business leadership and governance.

 Ms. Craig also brings experience gained from her service on the boards of directors of various technology companies.

Timothy P. Flynn





Independent Director

Joined the Board: 2012

Age: 59

Board Committee:
Audit Committee (Chair); SPFC

Other Current Public Company Directorships:
JPMorgan Chase & Co.

Mr. Flynn was the Chairman of KPMG International ("KPMG"), a global professional services organization that provides audit, tax, and advisory services, from 2007 until his retirement in October 2011. From 2005 until 2010, he served as Chairman and from 2005 to 2008 as Chief Executive Officer of KPMG LLP in the U.S., the largest individual member firm of KPMG. Prior to serving as Chairman and CEO of KPMG LLP, Mr. Flynn was Vice Chairman, Audit and Risk Advisory Services, with operating responsibility for Audit, Risk Advisory and Financial Advisory Services practices. Mr. Flynn has served as a member of the board directors of JPMorgan Chase & Co. since 2012. He served as a member of the board of directors of The Chubb Corporation from September 2013 until its acquisition in January 2016. He has been a director of the International Integrated Reporting Council since September 2015, and he previously served as a trustee of the Financial Accounting Standards Board, a member of the World Economic Forum's International Business Council, and was a founding member of The Prince of Wales' International Integrated Reporting Committee. Mr. Flynn graduated from The University of St. Thomas, St. Paul, Minnesota and is a member of the school's board of trustees.

Skills and Qualifications:

 Mr. Flynn has over 32 years of experience in risk management, financial services, financial reporting, and accounting.

 Mr. Flynn also brings extensive experience with issues facing complex, global companies, and expertise in accounting, auditing, risk management, and regulatory affairs for such companies.

 In addition, Mr. Flynn brings his experiences in executive leadership positions at KPMG and his service on the boards of directors of other large public companies.

Thomas W. Horton





Independent Director

Mr. Horton is a Senior Advisor at Warburg Pincus LLC, a private equity firm focused on growth investing. Mr. Horton was the Chairman of AMR Corporation, parent company of American Airlines Group, Inc. ("AMR") from December 2013 to June 2014. He also served in other executive leadership positions at AMR, including as President from 2010 until his appointment as Chairman and CEO in 2011, during which time he led AMR through a successful restructuring and turnaround that culminated in the merger of AMR and US Airways, creating the world's largest airline. From 2006 to 2010, Mr. Horton served as Executive Vice President of Finance and Planning at AMR. Mr. Horton joined AMR from AT&T Corporation, where he served in various roles between 2002 and 2005, including as Vice Chairman and as Chief Financial Officer. While at AT&T, Mr. Horton led the evaluation of strategic alternatives that ultimately led to the combination of AT&T and SBC Communications, Inc. Mr. Horton joined AT&T from AMR, where he had served in various roles from 1985 until 2002, including as Senior Vice President and Chief Financial Officer. Before joining AMR, Mr. Horton worked at Peat Marwick & Company, which is now KPMG. He has served on the board of directors of QUALCOMM Incorporated since 2008, and also serves on the executive board of the Cox School of Business at Southern Methodist University.

Joined the Board: 2014

Age: 54

Board Committee:
Audit Committee; SPFC

Other Current Public Company Directorships:
QUALCOMM Incorporated

Skills and Qualifications:

 Mr. Horton brings valuable perspective developed from more than 30 years of experience in finance, accounting, auditing, and risk management.

 Our Board benefits from Mr. Horton's valuable experiences at complex, international business industries.

 In addition, Mr. Horton brings unique insights gained from his executive leadership roles at large, highly-regulated, publicly-traded companies.

Marissa A. Mayer





Independent Director

Ms. Mayer is the President and Chief Executive Officer and a member of the board of directors of Yahoo! Inc. ("Yahoo"), a digital media company. Since joining in July 2012, Ms. Mayer has led Yahoo's focus as a guide to digital information discovery through search, communications, and digital content products. Ms. Mayer also helmed Yahoo's digital advertising strategy across mobile, video, native, and social. Under her leadership, Yahoo has grown to serve over 1 billion users worldwide, with over 600 million mobile users. Prior to her role at Yahoo, Ms. Mayer spent 13 years at Google Inc. ("Google") where she led various initiatives including Google Search for more than a decade, and other early stage products such as Google Maps, Gmail, and Google News. Ms. Mayer holds a bachelor's degree in symbolic systems and a master's degree in computer science from Stanford University. Ms. Mayer serves on the board of directors for AliphCom, which operates as Jawbone, and she also serves on the boards of the San Francisco Museum of Modern Art and the San Francisco Ballet.

Joined the Board: 2012

Age: 40

Board Committees:
CNGC; TeCC

Other Current Public Company Directorships:
Yahoo! Inc.

Skills and Qualifications:

 Ms. Mayer brings extensive expertise and insight into the technology and consumer internet industries, and her senior leadership experience is demonstrated by her executive role at a prominent consumer internet company and her positions on the boards of several non-profit organizations.

 Ms. Mayer brings distinguished experience in internet product development, engineering, and brand management.

 As the CEO of a global company, Ms. Mayer brings insights into global business, strategy, and governance.

C. Douglas McMillon





**President and
Chief Executive Officer**

Joined the Board: 2013

Age: 49

Board Committees:
Executive Committee (Chair);
GCC (Chair)

**Other Current Public
Company Directorships:**
None

Mr. McMillon is the President and CEO of Walmart and has served in that position since February 1, 2014. Prior to this appointment, he held numerous other positions with Walmart, including Executive Vice President, President and CEO, Walmart International, from February 1, 2009 through January 31, 2014, and Executive Vice President, President and CEO, Sam's Club, from August 2005 through January 2009. Mr. McMillon has held a variety of other leadership positions since joining our company 25 years ago. Mr. McMillon also serves as a member of the executive committee of the Business Roundtable, and serves as a member of the boards of directors of a number of organizations, including The Consumer Goods Forum, The US-China Business Council, and Crystal Bridges Museum of American Art.

Skills and Qualifications:

 Mr. McMillon brings years of executive leadership experience at our company and extensive expertise in corporate strategy, development, and execution.

 In addition, Mr. McMillon brings extensive knowledge and unique experience with the Walmart International segment.

 Mr. McMillon has more than 25 years of experience in the retail industry and at our company.

Gregory B. Penner+





Chairman

Joined the Board: 2008

Age: 46

Board Committees:
Executive Committee; GCC

**Other Current Public
Company Directorships:**
Baidu, Inc.

Mr. Penner was appointed as Chairman of the Board in June 2015, after serving as Vice Chairman of the Board from June 2014 to June 2015. He has been a General Partner of Madrone Capital Partners, LLC, an investment management firm, since 2005. From 2002 to 2005, he served as Walmart's Senior Vice President and CFO – Japan, and before serving in that role, Mr. Penner was the Senior Vice President of Finance and Strategy for Walmart. com from 2001 to 2002. Prior to working for Walmart, Mr. Penner was a General Partner at Peninsula Capital, an early stage venture capital fund, and a financial analyst for Goldman, Sachs & Co. Mr. Penner has been a member of the board of directors of Baidu, Inc. since 2004, and he previously served on the boards of Hyatt Hotels Corporation; eHarmony, Inc.; Castleton Commodities International, LLC; 99Bill Corporation; and Cuil, Inc.

Skills and Qualifications:

 Mr. Penner brings expertise in strategic planning, finance, and investment matters, including prior experience as a CFO in our company's operations in Japan, and his service on the boards of directors of public and private companies in a variety of industries.

 The Board benefits from Mr. Penner's retail experiences with our company's operations in Japan and at Walmart.com, as well as his service as our Chairman.

 In addition, Mr. Penner has broad knowledge of international business, particularly in Japan and China.

 Mr. Penner brings unique technology expertise gained through both his service with the company and as a director of various technology companies.

+ Greg Penner is the son-in-law of Rob Walton.

Steven S Reinemund





Independent Director

Joined the Board: 2010

Age: 68

Board Committee:
CNGC; SPFC (Chair)

Other Current Public Company Directorships:
Exxon Mobil Corporation; Marriott International, Inc.

Mr. Reinemund is the retired Dean of Business and Professor of Leadership and Strategy at Wake Forest University, a position he held from July 2008 to June 2014, and where he continues to serve in an advisory role as an Executive-in-Residence. Prior to joining the faculty of Wake Forest University, Mr. Reinemund had a distinguished 23-year career with PepsiCo, Inc. ("PepsiCo"), where he served as Chairman of the Board from October 2006 to May 2007, and Chairman and CEO from May 2001 to October 2006. Prior to becoming Chairman and CEO, Mr. Reinemund was PepsiCo's President and Chief Operating Officer from 1999 to 2001 and Chairman and CEO of Frito-Lay's worldwide operations from 1996 to 1999. Mr. Reinemund has served as a director of Exxon Mobil Corporation and Marriott International, Inc. since 2007 and Chick-fil-A, Inc. since June 2015. He previously served as a director of American Express Company from 2007 to 2015 and Johnson & Johnson from 2003 to 2008. Mr. Reinemund is a member of the boards of trustees of The Cooper Institute and the U.S. Naval Academy Foundation.

Skills and Qualifications:

 Mr. Reinemund has considerable international business leadership experience gained through his service as Chairman and CEO of a global public company, through his service as dean of a prominent business school, and his service on the boards of several large companies in a variety of industries.

 Mr. Reinemund also brings valuable experience with large, international businesses.

 In addition, Mr. Reinemund's experience in executive leadership positions at PepsiCo and Frito-Lay provides valuable insights to our Board regarding brand management, marketing, finance, and strategic planning.

Kevin Y. Systrom





Independent Director

Joined the Board: 2014

Age: 32

Board Committees:
CNGC; TeCC (Chair)

Other Current Public Company Directorships:
None

Mr. Systrom is the CEO and co-founder of Instagram, where he managed the company from its founding in 2010 through a period of extremely rapid growth and through the purchase of Instagram by Facebook, Inc. in April 2012. Under his leadership as CEO, Instagram has continued its entrepreneurial development of a video sharing and direct messaging product, Instagram Direct, and has grown it to hundreds of millions of active users worldwide, making it one of the fastest growing social networks of all time. From 2006 until 2009, he was at Google Inc. and worked on large consumer products such as Gmail and Google Calendar. Before joining Google, Mr. Systrom worked with Odeo, a startup company that eventually became Twitter. He graduated from Stanford University with a bachelor of science in management science and engineering with a concentration in finance and decision analysis. While attending Stanford University, he participated in the Mayfield Fellows Program, a high-tech entrepreneurship program.

Skills and Qualifications:

 Mr. Systrom provides unique insights, experiences, and expertise in developing impactful social networking and consumer internet products.

 The Board benefits from Mr. Systrom's successful entrepreneurial leadership in the technology and consumer internet industries.

 In addition, Mr. Systrom brings distinguished experience in the design of internationally-recognized consumer internet products.

 As the CEO of a fast-growing and complex international company, Mr. Systrom brings valuable insights into global business, strategy, and governance.

S. Robson Walton+





Joined the Board: 1978

Age: 71

Board Committees: SPFC; Executive Committee; GCC

Other Current Public Company Directorships: None

Mr. Walton was the Chairman of Walmart from 1992 to June 2015 and has been a member of the Board since 1978. Prior to becoming Chairman, he had been an officer at our company since 1969 and held a variety of positions during his service, including Senior Vice President, Corporate Secretary, General Counsel, and Vice Chairman. Before joining Walmart, Mr. Walton was in private law practice as a partner with the law firm of Conner & Winters in Tulsa, Oklahoma. In addition to his duties at Walmart, Mr. Walton is involved with a number of non-profit and educational organizations, including Conservation International, where he serves as Chairman of that organization's executive committee, and the College of Wooster, where he is an Emeritus Life Trustee for the college.

Skills and Qualifications:

 Mr. Walton brings decades of leadership experience with Walmart and his expertise in strategic planning gained through his service on the boards and other governing bodies of non-profit organizations.

 Mr. Walton has extensive legal and corporate governance expertise gained as Walmart's Corporate Secretary and General Counsel and as an attorney in private practice.

 The Board benefits from Mr. Walton's in-depth knowledge of our company, its history and the global retail industry, all gained through more than 35 years of service on the Board and more than 20 years of service as our company's Chairman.

+ Greg Penner is the son-in-law of Rob Walton; Steuart Walton is the nephew of Rob Walton; and Jim Walton and Rob Walton are brothers.

Steuart L. Walton+





Joined the Board: Nominee

Age: 34

Board Committees: N/A

Other Current Public Company Directorships: None

Since February 2013, Mr. Walton has been the CEO and founder of Game Composites, Ltd., a company that designs and builds small composite aircraft. Before founding Game Composites, from June 2011 to January 2013, Mr. Walton worked in our company's International division as a Senior Director, International Mergers and Acquisitions. Prior to his service at our company, he was an associate at Allen & Overy, LLP in London from 2007 to 2010, where he advised companies on securities offerings. In 2004, he served in the offices of U.S. Senator Peter Fitzgerald. Mr. Walton is also a member of the boards of directors of Crystal Bridges Museum of American Art, Leadership for Educational Equity, the Smithsonian National Air and Space Museum, and the Walton Family Foundation. He is a graduate of Georgetown University Law Center, and he holds a bachelor's degree in business administration from the University of Colorado, Boulder.

Skills and Qualifications:

 Mr. Walton brings broad-based and valuable international legal and regulatory experience gained from his work on complex, international financial transactions.

 Mr. Walton has a strong history and familiarity with our company and its businesses. He also brings valuable leadership and financial insights gained from his entrepreneurial experiences and investments.

+ Steuart Walton is the son of Jim Walton and the nephew of Rob Walton.

Linda S. Wolf



Independent Director

Joined the Board: 2005

Age: 68

Board Committees:
CNGC (Chair); TeCC

Other Current Public Company Directorships:
Innerworkings, Inc.

Ms. Wolf is the retired Chairman and CEO of Leo Burnett Worldwide, Inc. ("Leo Burnett"), a global advertising agency and division of Publicis Groupe S.A. Ms. Wolf served in various positions with Leo Burnett and its predecessors from 1978 to April 2005, including as Chairman and CEO from January 2001 until April 2005. She serves as a trustee for investment funds advised by the Janus Capital Group Inc. and has served on the board of InnerWorkings, Inc., a provider of managed print and promotional procurement solutions, since November 2006, and Wrapports, LLC since 2012. Among other endeavors, Ms. Wolf also serves on the boards of the Rehabilitation Institute of Chicago, Lurie Children's Hospital of Chicago, The Chicago Council on Global Affairs, and the Chicago Community Trust.

Skills and Qualifications:

 Ms. Wolf brings executive leadership and management experience gained as a CEO of a global company and through her service on a variety of public company and non-profit boards.

 Ms. Wolf's qualifications to serve on the Board also include her experience in brand management and advertising gained through her years leading Leo Burnett.

 As the former CEO of a global company, Ms. Wolf brings a valuable international perspective to the Board.

Are there any directors not standing for reelection?

Yes. Aida Alvarez, Roger Corbett, Mike Duke, and Jim Walton, each of whom currently serves on the Board, will rotate off the Board at the conclusion of her or his current term and will not stand for reelection at the 2016 Annual Shareholders' Meeting.

Aida M. Alvarez



Independent Director

Joined the Board: 2006

Age: 66

Board Committee:
CNGC; TeCC

Other Current Public Company Directorships:
HP Inc.

From 1997 to 2001, Ms. Alvarez was a member of President Clinton's Cabinet as the Administrator of the U.S. Small Business Administration (the "SBA"). She was the founding Director of the Office of Federal Housing Enterprise Oversight from 1993 to 1997. Ms. Alvarez was a vice president in public finance at First Boston Corporation and Bear Stearns & Co., Inc. prior to 1993. She is the Chair of the Latino Community Foundation, and she has served on the boards of directors of Oportun (formerly Progress Financial Corporation) since 2011; Zoosk, Inc. since 2015; and HP Inc. since February 2016. From 2004 to 2014, Ms. Alvarez served on the boards of MUFG Americas Holdings Corporation (formerly UnionBanCal Corporation) and MUFG Union Bank N.A. (formerly Union Bank N.A.).

Skills and Qualifications:

 Ms. Alvarez gained executive experience through her years in President Clinton's Cabinet, her executive roles at government agencies, and her leadership at a prominent philanthropic organization.

 Ms. Alvarez brings extensive knowledge of the federal government and insight into public policy.

 The Board also benefits from Ms. Alvarez's knowledge of investment banking and finance.

 As the head of the SBA, Ms. Alvarez expanded the international role of the SBA and developed a global agenda for the SBA.

Roger C. Corbett





Independent Director

Joined the Board: 2006

Age: 73

Board Committee: SPFC

Other Current Public Company Directorships:
Mayne Pharma Group Limited

Mr. Corbett is the retired CEO and Group Managing Director of Woolworths Limited, the largest retail company in Australia, where he served from 1990 to 2006. He also is a director and non-executive Chairman of Mayne Pharma Group Limited, an Australian pharmaceutical company. Mr. Corbett has served as the Chairman of Firefly Health Pty Ltd (a venture capital company dealing with monitoring devices in the area of diabetes) since December 2015 and is the Chairman-elect of Australian Leisure Holdings Group (a hotel and retail liquor company). Until recently, he was a director of The Reserve Bank of Australia, Chairman of Fairfax Media Limited (an Australian newspaper, magazine and internet publisher), and Chairman of PrimeAg Australia (an Australian farming enterprise). Mr. Corbett is a former founding director of Outback Stores and holds leadership positions on boards and advisory councils of various industry, charitable, and non-profit organizations.

Skills and Qualifications:



Mr. Corbett has more than 50 years of experience in the retail industry, and brings unique financial, operational, and strategic expertise in matters facing large retail companies.



In addition, Mr. Corbett's leadership positions with multinational companies bring to the Board an international retail perspective and understanding of international markets.

Michael T. Duke





Joined the Board: 2008

Age: 66

Board Committees: SPFC

Other Current Public Company Directorships:
None

Mr. Duke was Walmart's President and CEO from February 1, 2009 to January 31, 2014, and served as Chair of the Executive Committee from February 1, 2011 to January 31, 2015, when he retired from the company. Prior to his appointment as our company's President and CEO, he held other positions with Walmart since July 1995, including Vice Chairman with responsibility for Walmart International beginning in September 2005 and Executive Vice President, President and CEO of Walmart U.S., beginning in April 2003. Since June 2015, Mr. Duke has served on the board of directors of Chick-fil-A, Inc. and on the board of trustees of the Georgia Tech Foundation, where he is also a Distinguished Executive in Residence. He previously has served on the board of directors of The Consumer Goods Forum and the boards of advisors for the University of Arkansas and the Tsinghua University School of Economics and Management in Beijing, China. He is also a member of the National Academy of Engineering.

Skills and Qualifications:



Mr. Duke brings years of executive leadership experience across multiple operating segments of our company.



The Board benefits from Mr. Duke's decades of experience and leadership in the retail industry and at our company.



Mr. Duke has extensive knowledge of international markets and international retailing.

Jim C. Walton⁺



Joined the Board: 2005

Age: 67

Board Committee: TeCC

Other Current Public Company Directorships: None



Mr. Walton has been the Chairman and CEO of Arvest Bank Group, Inc., a group of banks operating in the states of Arkansas, Kansas, Missouri, and Oklahoma since 1990. From 1982 to 2015, Mr. Walton served as Chairman of Community Publishers, Inc., which operated newspapers in Arkansas, Missouri, and Oklahoma. In addition, Mr. Walton serves on the boards of directors of a number of charitable and non-profit organizations.

Skills and Qualifications:


 Mr. Walton brings to the Board his executive leadership, strategic planning, and management experience gained through his leadership positions at the companies described above, including in the banking industry.

 Mr. Walton's qualifications to serve on the Board include his banking and investment expertise.

The Board benefits from Mr. Walton's long history and familiarity with our company and its operations gained through his service on the Board and prior service on the SPFC.

+ Jim Walton and Rob Walton are brothers; and Steuart Walton is the son of Jim Walton.

Board Leadership Structure

As part of its annual evaluation process described below, the Board reviews its leadership structure to ensure that it is designed to provide robust oversight and promote overall Board effectiveness. Our current Board leadership structure consists of:

Non-Executive Chairman	Lead Independent Director	President and CEO
Greg Penner	Jim Cash	Doug McMillon
Primary Responsibilities	**Primary Responsibilities**	**Primary Responsibilities**
• Presides over meetings of the Board and shareholders • Focuses on Board oversight and governance matters • Provides advice and counsel to the CEO	• Liaison between Chairman and Independent Directors • Agenda review process • Board and committee development and evaluation • Interactions with major shareholders	• Leadership of Walmart's complex global business • Implements strategic initiatives • Development of robust management team
Skills and Qualifications	**Skills and Qualifications**	**Skills and Qualifications**

We have separated the Chairman and CEO roles since 1988. As required by our Corporate Governance Guidelines, we separate these roles because we believe Walmart benefits from the distinct perspectives and experiences of a separate Chairman and CEO. By separating these roles, our CEO is able to focus on managing Walmart's complex daily operations and our Chairman, who is an Outside Director, can devote his time and attention to matters of Board oversight and governance. Moreover, we believe this separation of roles allows the Board to more effectively perform its risk oversight role as described on page 31.

We have an active and engaged Lead Independent Director. Pursuant to our Corporate Governance Guidelines, the Independent Directors annually appoint a Lead Independent Director who presides over executive sessions of the Outside Directors and Independent Directors and presides over Board meetings in the Chairman's absence.

We have had a Lead Independent Director since 2004. Dr. Cash has served in this role since 2013. In addition to the responsibilities noted above, he also:

- has authority to call meetings of the directors, including separate meetings of the Outside Directors and Independent Directors;
- in conjunction with the Chair of the CNGC, leads the annual Board and committee evaluation process;
- in conjunction with the Chairman and the Chair of the CNGC, actively participates in work related to overall Board effectiveness, including Board development, succession planning, and refreshment; and
- is available, when appropriate, for consultation with major shareholders.

Committee Chairs: Each of the Board's key committees is led by an independent chair. These committees play a critical role in our governance and strategy, and each committee has access to management and the authority to retain independent advisors as it deems appropriate.

Governance Committees		Strategy Committees	
Tim Flynn	Linda Wolf	Steve Reinemund	Kevin Systrom
• Audit Committee Chair • Independent	• CNGC Chair • Independent	• SPFC Chair • Independent	• TeCC Chair • Independent
Skills and Qualifications	**Skills and Qualifications**	**Skills and Qualifications**	**Skills and Qualifications**

Additional information about each of the directors in our Board leadership structure may be found in the section titled "Who are the 2016 director nominees?" on pages 15-21.

Board Committees

To enhance the effectiveness of the Board's risk oversight function, the Board reviews its committee structure and committee responsibilities to ensure that the Board has an appropriate committee structure focused on matters of strategic and governance importance to Walmart. Currently, the Board has six standing committees, which are described below. In addition to the duties described below, our Board committees perform the risk oversight functions described on page 31.

STRATEGIC PLANNING AND FINANCE COMMITTEE

Number of meetings during fiscal 2016: 5

Roles and responsibilities

- Reviews global financial policies and practices and reviews and analyzes financial matters, acquisition and divestiture transactions
- Oversees long-range strategic planning
- Reviews and recommends a dividend policy to the Board
- Reviews the preliminary annual financial plan and annual capital plan to be approved by the Board, as well as the company's capital structure and capital expenditures

Members:

Steve Reinemund, Chair
Roger Corbett*
Tim Flynn
Tom Horton
Mike Duke*
Rob Walton



Global	6
Sr. Leadership	6
Regulatory	3
Retail	3
Finance	2
Marketing	1

"*For fiscal 2017, the SPFC is focused on disciplined management of our portfolio of assets and effective oversight of the allocation of capital to support our long-term strategy.*"

– Steve Reinemund

* Not standing for reelection at the 2016 Annual Shareholders' meeting.

TECHNOLOGY AND ECOMMERCE COMMITTEE

Number of meetings during fiscal 2016: 3

Roles and responsibilities

- Reviews matters relating to information technology, e-commerce, and innovation and oversees the integration of Walmart's information technology, e-commerce, and innovation efforts with Walmart's overall strategy
- Reviews and provides guidance regarding trends in technology and e-commerce and monitors overall industry trends

Members:

Kevin Systrom, Chair
Aida Alvarez*
Jim Cash
Pam Craig
Marissa Mayer
Linda Wolf
Jim Walton*



Global	6
Sr. Leadership	5
Finance	4
Tech	4
Marketing	3
Regulatory	2
Retail	1

"*The TeCC is excited about the company's strategy to be the first retailer to provide a seamless digital customer experience at scale.*"

– Kevin Systrom

* Not standing for reelection at the 2016 Annual Shareholders' meeting.

AUDIT COMMITTEE

Number of meetings during fiscal 2016: 10

Roles and Responsibilities

- Reviews and approves the financial statements and oversees the financial reporting policies, procedures, and internal controls
- Responsible for the appointment, compensation, and oversight of the independent accountants
- Pre-approves audit, audit-related, and non-audit services to be performed by Walmart's independent accountants
- Reviews and approves any related person transactions and other transactions subject to our Transaction Review Policy
- Reviews risk management policies and procedures, as well as policies, processes, and procedures regarding compliance with applicable laws and regulations, as well as Global Statement of Ethics and Code of Ethics for the CEO and Senior Financial Officers
- Oversees internal investigatory matters, including the internal investigation into alleged violations of the FCPA and other alleged crimes or misconduct[#]
- Oversees Walmart's enhanced global compliance program
- Oversees the company's internal audit function

Members: *

Tim Flynn, Chair
Jim Cash
Pam Craig
Tom Horton



Global	4
Finance	4
Sr. Leadership	2
Tech	2
Regulatory	2

"*The skills and experience of the Audit Committee are well suited to support our risk oversight function in the context of our company's long-term strategy.*"

– Tim Flynn

* Independence and financial literacy: The Board has determined that each member of the Audit Committee is independent as defined by the Exchange Act, the SEC's rules, and the NYSE Listed Company Rules. Each Audit Committee member is financially literate as required by NYSE Listed Company Rules, and is an "audit committee financial expert" as defined in the SEC's rules.

\# For more information about the Audit Committee's role with respect to the FCPA investigation, see "Director Compensation" on page 36.

COMPENSATION, NOMINATING AND GOVERNANCE COMMITTEE

Number of meetings during fiscal 2016: 8

Roles and responsibilities

- In consultation with the CEO, approves compensation of Executive Officers other than the CEO, and reviews compensation of other senior officers
- Reviews and approves the compensation of the CEO and recommends to the Board the compensation of the Outside Directors
- Sets performance measures and goals and verifies the attainment of performance goals under our incentive compensation plans
- Reviews compensation and benefits issues
- Oversees corporate governance issues and makes recommendations to the Board
- Identifies, evaluates, and recommends candidates for nomination to the Board
- Reviews and makes recommendations to the Board regarding director independence
- Reviews and advises management on social, community, and sustainability initiatives, as well as legislative affairs and public policy engagement
- Oversees the management development, succession planning, and retention practices for Executive Officers and senior leaders

Members: *

Linda Wolf, Chair
Aida Alvarez[(1)]
Marissa Mayer
Steve Reinemund
Kevin Systrom



Global	5
Sr. Leadership	5
Marketing	4
Tech	2
Finance	1
Regulatory	1

"*The CNGC continues to focus on monitoring alignment between our compensation programs, performance, and strategy, as well as the overall effectiveness of our Board and management.*"

– Linda Wolf

* Independence: The Board has determined that each member of the CNGC is independent as defined by the Exchange Act, the SEC's rules, and the NYSE Listed Company Rules, is an outside director as defined in Section 162(m) of the Internal Revenue Code, and is a "non-employee director" as defined in the SEC's rules.

[(1)] Not standing for reelection at the 2016 Annual Shareholders' Meeting

The remaining two standing committees of the Board are responsible for various administrative matters.

GLOBAL COMPENSATION COMMITTEE

Number of meetings during fiscal 2016: 5

Roles and Responsibilities
- Administers Walmart's equity and cash incentive compensation plans for Associates who are not directors or Executive Officers

Members:

Doug McMillon, Chair
Greg Penner
Rob Walton

EXECUTIVE COMMITTEE

Number of meetings during fiscal 2016: 0*

Roles and responsibilities
- Implements policy decisions of the Board
- Acts on the Board's behalf between Board meetings

Members:

Doug McMillon, Chair
Jim Cash
Greg Penner
Rob Walton

*The Executive Committee acted by unanimous written consent 11 times during fiscal 2016. The Board reviewed each unanimous written consent of the Executive Committee during fiscal 2016 and ratified each of them.

Governing Documents. Each standing committee of the Board has a written charter, which sets forth the roles and responsibilities of the Board committee. In addition, the Board has adopted Corporate Governance Guidelines, as more specifically described below. The committee charters and the Corporate Governance Guidelines, provide the overall framework for our corporate governance practices. The CNGC and the Board review the Corporate Governance Guidelines, and the CNGC, the Board, and each Board committee review the Board committee charters at least annually to determine whether any updates or revisions to these documents may be necessary or appropriate. Our Corporate Governance Guidelines address, among other topics:

- Board size, structure, and composition;
- the Board leadership structure, including the separation of the Chairman and CEO roles and the selection, role, and responsibilities of the Lead Independent Director;
- the committees of the Board;
- stock ownership guidelines;
- the Board's commitment to diversified membership;
- management development and succession planning, diversity initiatives, and long-term strategic planning;
- the directors' full and free access to officers, other Associates of the company, and the company's outside advisors;
- director compensation;
- director orientation and continuing education;
- the annual review of the CEO's performance by the CNGC and the Board; and
- annual Board and Board committee self-evaluations.

Our Board and Board committee governance documents, including the Board committee charters, the Corporate Governance Guidelines, and other key corporate governance documents are available to our shareholders:

- on our corporate website at *http://stock.walmart.com/corporate-governance/governance-documents;* or
- in print at no charge to any shareholder who requests a copy by writing to our Global Investor Relations Department at: Wal-Mart Stores, Inc., Global Investor Relations Department, 702 Southwest 8th Street, Bentonville, Arkansas 72716-0100.

You may also access and review the following additional corporate governance documents at *http://stock.walmart.com/corporate-governance/governance-documents*:

- Amended and Restated Bylaws;
- Code of Ethics for the CEO and Senior Financial Officers*;
- Global Statement of Ethics;
- Procedures for Accounting and Audit-Related Complaints;
- Investment Community Communications Policy;
- Fair Disclosure Procedures;
- Global Anti-Corruption Policy;
- Government Relations Policy; and
- Privacy Policy.

*Walmart's Code of Ethics for the CEO and Senior Financial Officers supplements Walmart's Global Statement of Ethics, which is applicable to all directors, Executive Officers, and Associates and is also available at www.walmartethics.com. A description of any substantive amendment or waiver of Walmart's Code of Ethics for the CEO and Senior Financial Officers or Walmart's Global Statement of Ethics granted to Executive Officers or directors will be disclosed on our corporate website (http://stock.walmart.com/corporate-governance/governance-documents) for a period of 12 months after the date of the amendment or waiver. There were no substantive amendments to or waivers of Walmart's Code of Ethics for the CEO and Senior Financial Officers or Walmart's Global Statement of Ethics granted to Executive Officers or directors during fiscal 2016.

Board Meetings and Director Attendance

The Board held a total of 6 meetings during fiscal 2016. During fiscal 2016, each director attended 75% or more of the aggregate number of Board meetings and meetings of Board committees on which he or she served. As a whole, during fiscal 2016, our directors attended approximately 98% of the aggregate number of Board meetings and meetings of Board committees on which they served, and 9 of the 11 incumbent director nominees standing for reelection had perfect attendance. The Outside Directors and Independent Directors met regularly in executive sessions, with the Lead Independent Director chairing those sessions.

Board Attendance at Annual Shareholders' Meetings

The Board has adopted a policy stating that all directors are expected to attend the company's annual shareholders' meetings. While the Board understands that there may be situations that prevent a director from attending an annual shareholders' meeting, the Board encourages all directors to make attendance at all annual shareholders' meetings a priority. Fourteen Board members attended the 2015 Annual Shareholders' Meeting, including all director nominees named in this proxy statement who were members of the Board at the time of the 2015 Annual Shareholders' Meeting.

Communicating with the Board

The Board welcomes feedback from shareholders and other interested parties. There are a number of ways that you can contact the Board or individual members of the Board.



Name of Director(s) or Board of Directors
c/o Gordon Y. Allison, Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215



Via email:

- the entire Board at *directors@wal-mart.com;*
- the Independent Directors at *Independent.Directors@wal-mart.com;*
- the Outside Directors at *nonmanagementdirectors@wal-mart.com;* or
- any individual director, at the full name of the director as listed under "Proposal No.1 – Election of Directors" followed by "*@wal-mart.com.*" For example, our Chairman, Gregory B. Penner, may be reached at *gregorybpenner@wal-mart.com*.

Our company receives a large volume of correspondence regarding a wide range of subjects each day, including correspondence relating to ordinary store operations and merchandise in our stores. As a result, our individual directors are often not able to respond to all communications directly.

Therefore, the Board has established a process for managing communications to the Board and individual directors.

Communications directed to the Board or individual directors are reviewed to determine whether, based on the facts and circumstances of the communication, a response on behalf of the Board or an individual director is appropriate. If a response on behalf of the Board or an individual director is appropriate, Walmart management may assist the Board or individual director in gathering all relevant information and preparing a response. Communications related to day-to-day store operations, merchandise, and similar matters are typically directed to an appropriate member of management for a response. Walmart maintains records of communications directed to the Board and individual directors, and these records are available to our directors at any time upon request.

Shareholders wishing to recommend director candidates for consideration should do so in writing to the address set forth above. The recommendation should include the candidate's name and address, a resume or curriculum vitae that demonstrates the candidate's experience, skills, and qualifications, and other relevant information for the Board's consideration. All director candidates recommended by shareholders will be evaluated by the CNGC on the same basis as any other director candidates.

Board Evaluations and Board Effectiveness

Evaluation Process. The Board is committed to continuous improvement, and Board and Board committee evaluations are an important tool for promoting effectiveness. This evaluation process currently includes:

- **Questionnaires** – each director completes a detailed questionnaire. Topics covered include, among others:
  - The effectiveness of the Board's leadership structure and the Board committee structure;
  - Board and committee skills, composition, diversity, and succession planning;
  - Board culture and dynamics, including the effectiveness of discussion and debate at Board and committee meetings;
  - The quality of Board and committee agendas and the appropriateness of Board and committee priorities; and
  - Board/management dynamics, including the quality of management presentations and information provided to the Board and committees.
- **Individual director interviews** – each director participates in a confidential, open-ended, one-on-one interview to solicit input and perspective on Board and committee effectiveness.
- **Senior management questionnaires and interviews** – Since fiscal 2014, members of Walmart's senior executive team have also completed brief, anonymous questionnaires and participated in confidential, one-on-one interviews

designed to solicit management's perspective on the Board's effectiveness, engagement, and the dynamic between the Board and management.

The evaluation process is led by our Lead Independent Director and the Chair of the CNGC. In 2016, the Board engaged a third party consulting firm to assist with the evaluation process.

Action Items. These evaluations have consistently found that the Board and Board committees are operating effectively. Over the past few years, this evaluation process has contributed to various refinements in the way the Board and committees operate, including:

- reducing the size of the Board to promote engagement and input into our strategic decisionmaking;
- changing committee assignments so that Independent Directors sit on one "strategy" committee and one "governance" committee;
- ensuring that Board and committee agendas are appropriately focused on strategic priorities and provide adequate time for director input;
- additional responsibilities for our Lead Independent Director, including active participation in the agenda-setting process for the Board and committees; and
- increased focus on continuous Board succession planning and Board refreshment.

Board Refreshment and Succession Planning

The CNGC is responsible for identifying and evaluating potential director candidates, for reviewing the composition of the Board and Board committees, and for making recommendations to the full Board on these matters. Throughout the year, the CNGC actively engages in Board succession planning, taking into account the following considerations:

- **Input from Board discussions and from the Board and Board committee evaluation process** regarding the specific backgrounds, skills, and experiences that would contribute to overall Board and committee effectiveness; and
- **The future needs of the Board and Board committees** in light of the Board's tenure policies, Walmart's strategy, and the skills and qualifications of directors who are expected to retire in the future.



Director Tenure Policies	Board/Committee Evaluations	Director Recruitment	Director Onboarding
• Allow Board to anticipate future Board turnover	• Identify skill sets that would enhance Board effectiveness	• Identify top director talent with desired background and skill sets	• Tailored onboarding enables new directors to contribute quickly

The Board believes that a mix of longer-tenured directors and newer directors with fresh perspectives contributes to an effective Board. In order to promote thoughtful Board refreshment, the Board has adopted the following retirement policies for Independent Directors, as set forth in Walmart's Corporate Governance Guidelines:

Term Limit	Independent Directors are expected to commit to at least six years of service, and may not serve for more than 12 years.
Retirement Age	Unless they have not yet completed their initial six-year commitment, Independent Directors may not stand for reelection after age 75.

The Board may make exceptions to these retirement policies if circumstances warrant. For example, the Board could extend the term limit or retirement age for an individual director with particular skills or qualifications that are valuable to the Board's effectiveness until a suitable replacement is found. Similarly, an Independent Director may retire before serving 12 years in order to avoid excessive turnover on the Board or a Board committee in a short period of time. The Board believes that these policies have helped to provide discipline to the Board refreshment process, and have resulted in a diverse Board with an effective mix of skills, experiences, and tenures, as shown on page 9.

As a part of the process of identifying potential director candidates, the CNGC may consult with other directors and senior officers and may engage a search firm to assist in the process. If the CNGC decides to proceed with further consideration of a potential candidate, the Chair of the CNGC and other members of the CNGC, as well as other members of the Board, may interview the candidate. The CNGC then may recommend that the full Board appoint or nominate the candidate for election to the Board.

Steuart Walton is standing for election to the Board for the first time at the 2016 Annual Shareholders' Meeting, and was recommended by members of the Walton family who beneficially own more than 5% of our outstanding Shares, including Rob Walton and Jim Walton, who are Outside Directors. Historically, three members of the Walton family have been members of our Board, which the CNGC and Board believe is appropriate given the Walton family's significant and long-term Share ownership. With Jim Walton not being nominated for reelection, the Walton family recommended Steuart Walton for nomination in the context of the Board's succession planning process and in light of Steuart Walton's skills and qualifications described on page 20.

Director Onboarding and Engagement with the Business

All directors are expected to invest the time and energy required to quickly gain an in-depth understanding of our business and operations in order to enhance their strategic value to our Board. Shortly after joining our Board, each new director is partnered in a mutual mentoring relationship with a member of senior management, and each new director has "learn the business" meetings with the leaders of key operational and corporate support functions. Typically, at least one Board meeting each year is held at a location away from our home office, usually in a market in which we operate. In connection with these Board meetings, our directors learn more about the local market and our business in that market through meetings with our business leaders in the markets, visits to our stores and other facilities in the local market, and visits to the stores of our competitors. We also typically hold one Board meeting per year at our Global eCommerce headquarters in San Bruno, California, where our

Board members participate in intensive sessions focused on our e-commerce strategies and operations. Our Board members also participate in other company activities and engage directly with our Associates at a variety of events throughout the year. Activities and events that members of our Board participated in since the beginning of fiscal 2015 include:

- attending Walmart leadership meetings and traveling with senior business leaders on trips to domestic and international markets;
- attending a summit of our CFOs from our worldwide markets and speaking at a global governance summit;
- speaking at various diversity and inclusion events held at our home office in Bentonville, Arkansas; and
- attending and speaking at meetings of Walmart business segments, divisions, and corporate support departments.

Management Development and Succession Planning

Our Board places a high priority on senior management development and succession planning. The CNGC has primary responsibility for overseeing the succession planning and retention practices for our Executive Officers and other senior leaders. Executive Officer succession planning and senior management development is a regular topic on the agendas for the meetings of the CNGC. At these meetings, the members of our CNGC, in consultation with our CEO, our Executive Vice President – Global People, and others as the CNGC may deem

appropriate, engage in comprehensive deliberations regarding the development and evaluation of current and potential senior leaders, as well as the development of executive succession plans, including succession plans for our CEO position. This process has contributed to two successful CEO transitions since 2009. The Board has also separately developed a CEO succession planning process to address unanticipated events and emergency situations.

The Board's Role in Risk Oversight

Taking reasonable and responsible risks is an inherent part of Walmart's business and is critical to our continued innovation, growth, and achievement of our strategic objectives. The Board and the Board committees play an active role in overseeing the management of the most significant risks that could impact the company's operations.

The Board does not view risk in isolation, but instead considers risk in conjunction with its oversight of the company's strategy and operations. The company's internal processes and internal control environment facilitate the identification and management of risk by the company's management, the Board committees, and the Board.

The open communication between the company's management and the Board and the Board committees, and between the Board and the chairs and the other members of the Board committees, enables the Board, Board committees, and management to coordinate the risk oversight role in a manner that serves the long-term interests of the company and our shareholders.

Additional information regarding the roles and responsibilities of our Board committees can be found under "Board Committees" beginning on page 25.



BOARD OVERSIGHT

- Has primary responsibility for overseeing risk management
- Evaluates and approves strategic objectives and defines risk tolerance

- Delegates certain risk management oversight responsibilities to Board committees
- Receives regular reports from Board Committee chairs regarding risk-related matters

BOARD

Audit Committee

Key risks overseen

- Overall risk identification, monitoring, and mitigation processes and policies
- Financial statements, systems, and reporting
- Ethics and compliance
- Information technology, data security, and cybersecurity
- Related person transactions
- Internal investigatory matters

Compensation, Nominating and Governance Committee

Key risks overseen

- Corporate governance
- Senior executive compensation
- Director and senior executive succession planning
- Social, community, sustainability, and charitable giving initiatives
- Legislative and public policy engagement strategy

Technology and eCommerce Committee

Key risks overseen

- Integration of information technology, e-commerce, and innovation efforts with overall strategy
- Emerging trends in technology and e-commerce

Strategic Planning and Finance Committee

Key risks overseen

- Financial status and financial matters, including capital expenditures, annual financial plans, and dividend policies
- Long-range strategic plans
- Potential acquisitions and divestitures

MANAGEMENT

Global Audit Services

Enterprise Corporate Strategy

Legal, Regulatory, and Compliance Risk Management Committees

Financial Risk Management Committees

Operational and Strategic Management Committees

MANAGEMENT OVERSIGHT

Responsible for enterprise risk assessment and day-to-day management of risks such as:

- Strategic risk
- Reputational risk

- Financial risk
- Legal, regulatory, and compliance risk

- Operational risk
  - Supply chain risk
  - Information systems and cybersecurity risk

Oversight of the Company's Strategies for Legislative Affairs, Public Policy Engagement, Charitable Giving, and Sustainability

Pursuant to its charter, the CNGC reviews and advises management regarding the company's legislative affairs and public policy engagement strategy, as well as the company's charitable giving strategy and the company's social, community, and sustainability initiatives. Walmart engages in the political process when we believe that doing so will serve the best interests of the company and our shareholders. Walmart is committed to engaging in the political process as a good corporate citizen and in a manner that complies with all applicable laws. Over the years, Walmart has provided greater transparency regarding the company's political engagement. In 2015, we compiled lobbying disclosure information from our U.S. state-level public filings and presented them on our corporate website, and in 2016 we will also include on our corporate website the lobbying expense from our public filings at the U.S. federal level.

Global Responsibility Report

Since 2007, our company has prepared and produced a report describing our company's progress and initiatives regarding sustainability and other environmental, social, and governance ("ESG") matters. For the most recent information regarding Walmart's engagement in the political process, as well as other ESG matters, please see our most recent Global Responsibility Report, available at *http://corporate.walmart.com/global-responsibility/.* Walmart's Government Relations Policy is also available at *http://corporate.walmart.com/government-relations-policy.*

Shareholder Outreach and Engagement

We recognize the value of listening and taking into account the views of our shareholders, and the relationship with our shareholders is an integral part of our corporate governance practices. We conduct shareholder outreach throughout the year to ensure that management and the Board understand and consider the issues of importance to our shareholders and are able to address them appropriately. During fiscal 2016, at the direction of the CNGC, senior leaders and subject matter experts from the company met with representatives at many of our top institutional shareholders and leading proxy advisory firms to discuss Walmart's strategy, governance practices, executive compensation, compliance programs, and other ESG related matters. Members of our Board participated in some of these meetings. Management reports regularly to the CNGC about these meetings, including feedback on these diverse topics and concerns raised by our shareholders. We are continuing this program of shareholder engagement during fiscal 2017, in addition to our customary participation at industry and investment community conferences, investor road shows, and analyst meetings. We also have incorporated into this proxy statement some of the feedback we received during these meetings. We also respond to individual shareholders who provide feedback about our business. We have had

success engaging with parties to understand shareholder concerns and reaching resolutions on issues that are in the best interests of our shareholders, and we remain committed to these ongoing initiatives.

Active Ongoing Shareholder Engagement

- Board members, senior leaders and/or subject matter experts actively solicit feedback from our large shareholders on strategy, governance, compensation, and other topics. During fiscal 2016, we met with more than half of our 50 largest institutional shareholders.
- The CNGC receives regular reports on this engagement.
- We welcome feedback from all shareholders, who can contact our Global Investor Relations team by:
  - calling 1-479-273-6463
  - emailing *IRinqu@wal-mart.com*
  - using Walmart's Global Investor Relations app, available for free in iTunes and Google Play
  - visiting *http://stock.walmart.com*

Director Independence

A majority of our directors must be independent in accordance with the independence requirements set forth in the NYSE Listed Company Rules. In addition, the Audit Committee and the CNGC must be composed solely of directors who meet additional, heightened independence standards applicable to members of audit committees and compensation committees under the NYSE Listed Company Rules and the SEC's rules.

In making independence determinations, the Board complies with all NYSE and SEC criteria and considers all relevant facts and circumstances. Under the NYSE Listed Company Rules, to be considered independent:

- the director must not have a disqualifying relationship, as set forth in the NYSE Listed Company Rules; and
- the Board must affirmatively determine that the director otherwise has no direct or indirect material relationship with our company.

To aid in the director independence assessment process, the Board has adopted materiality guidelines that identify the following categories of relationships that the Board has determined will generally not affect a director's independence.

Materiality Guideline	Description
Ordinary Retail Transactions	The director, an entity with which a director is affiliated, or one or more members of the director's immediate family, purchased property or services from Walmart in retail transactions on terms generally available to Walmart Associates during Walmart's last fiscal year.
Immaterial Ownership	The director or one or more members of the director's immediate family owns or has owned during the entity's last fiscal year, directly or indirectly, 5% or less of an entity that has a business relationship with Walmart.
Immaterial Transactions	The director or one or more members of the director's immediate family owns or has owned during the entity's last fiscal year, directly or indirectly, more than 5% of an entity that has a business relationship with Walmart so long as the amount paid to or received from Walmart during the entity's last fiscal year accounts for less than $1,000,000 or, if greater, 2% of the entity's consolidated gross revenues for that entity's last fiscal year.
	The director or a member of the director's immediate family is or has been during the entity's last fiscal year an executive officer or employee of an entity that made payments to, or received payments from, Walmart during the entity's last fiscal year that account for less than $1,000,000 or, if greater, 2% of the entity's consolidated gross revenues for that entity's last fiscal year.
Immaterial Positions	The director or one or more members of the director's immediate family is a director or trustee or was a director or trustee (but not an executive officer or employee) of an entity during the entity's last fiscal year that has a business or charitable relationship with Walmart and that made payments to, or received payments from, Walmart during the entity's last fiscal year in an amount representing less than $5,000,000 or, if greater, 5% of the entity's consolidated gross revenues for that entity's last fiscal year.
	Walmart paid to, employed, or retained one or more members of the director's immediate family for compensation not exceeding $120,000 during Walmart's last fiscal year.
Immaterial Benefits	The director or one or more members of the director's immediate family received from Walmart, during Walmart's last fiscal year, personal benefits having an aggregate value of less than $5,000.

In April 2016, the Board and the CNGC conducted their annual review of directors' responses to a questionnaire soliciting information regarding their direct and indirect relationships with the company (and the directors' immediate family members' direct and indirect relationships with the company) and other relationships that may be relevant to independence, as well as due diligence performed by management regarding any transactions, relationships, or arrangements between the company and the directors or parties related to the directors. As a result of this review, the Board has determined that the following director nominees are Independent Directors under the independence standards set forth in the NYSE Listed Company Rules: James I. Cash, Jr.; Pamela J. Craig; Timothy P. Flynn; Thomas W. Horton; Marissa A. Mayer; Steven S Reinemund;

Kevin Y. Systrom; and Linda S. Wolf. The Board has also determined that Aida M. Alvarez and Roger C. Corbett, who are not standing for reelection at the 2016 Annual Shareholders' Meeting, are Independent Directors. In addition, the Board determined that the currently serving members of the Audit Committee and the CNGC meet the heightened independence standards for membership on those Board committees. The Board also determined that Douglas N. Daft, who did not stand for reelection at the 2015 Annual Shareholders' Meeting and, therefore, ceased to be a director of Walmart on June 5, 2015, was independent and met the heightened independence standards for CNGC membership during the portion of fiscal 2016 during which he served on the Board.

In making its determination as to the independence of our Independent Directors, the Board considered whether any relationship between a director and Walmart is a material relationship based on the materiality guidelines discussed above, the facts and circumstances of the relationship, the amounts involved in the relationship, the director's interest in such relationship, if any, and such other factors as the Board, in its judgment, deemed appropriate. In each case, the Board found the relationship with our Independent Directors to be immaterial to the director's independence. The types of relationships considered by the Board are noted below:

Relationship Type	Director
The director was an officer of a Walmart vendor or service provider	Ms. Mayer Mr. Systrom
Immediate family members of the director were employees or officers of Walmart vendors or service providers	Ms. Alvarez Mr. Corbett Ms. Craig Mr. Daft Mr. Flynn Mr. Reinemund Ms. Wolf
The director was a director or trustee of a Walmart vendor or service provider	Ms. Alvarez Dr. Cash Mr. Corbett Ms. Craig Mr. Flynn Ms. Mayer Mr. Reinemund

The aggregate amounts involved in each of the relationships and transactions described in the preceding table were less than $1 million or, if greater, 1% of the consolidated gross revenues for the entity's last fiscal year, with the exception of certain relationships involving Mr. Corbett and Mr. Reinemund.

Mr. Corbett served as a director of a Walmart vendor that received payments from Walmart during the entity's last fiscal year in an amount that was less than 3% of that entity's consolidated gross revenues for that entity's last fiscal year. In light of these facts, the Board determined that this relationship was not material to Mr. Corbett's independence. In addition, immediate family members of Mr. Corbett and Mr. Reinemund are or were employed by or had a less than 5% indirect ownership interest in (but are not executive officers of) a Walmart supplier or vendor that received payments from Walmart during the entity's last fiscal year that account for more than 2% of the entity's consolidated gross revenues for that entity's last fiscal year. The Board determined these relationships were immaterial to each director's independence because in each case neither the director nor the immediate family member: (i) is or was not an executive officer of the entity; (ii) is or was not involved in the negotiation of transactions or the business relationship between Walmart and the entity; (iii) does or did not receive compensation from the entity based on the marketing or sale of the entity's goods or services to Walmart; and (iv) did not have his or her advancement within such entity based on the marketing or sale of the entity's goods or services to Walmart. Further, the payments made by Walmart to the entities, or by the entities to Walmart, were for various products and services in the ordinary course of business, and Walmart has had a relationship with these entities for many years prior to the directors' immediate family members' employment with these entities.

In their determination of Ms. Mayer's independence, the Board and the CNGC considered Ms. Mayer's positions as the chief executive officer, president, and a member of the board of directors of Yahoo!. During fiscal 2016, Walmart paid Yahoo! for advertising space on Yahoo!'s websites and Yahoo! made ordinary course purchases from Walmart in amounts that account for less than 1% of Yahoo!'s 2015 revenues and Walmart's fiscal 2016 revenues. Walmart anticipates that it will purchase advertising space on Yahoo!'s websites and will sell goods in the ordinary course to Yahoo! in fiscal 2017. Ms. Mayer was not involved in any transaction between Walmart and Yahoo! and did not have a direct or indirect material interest in any transaction between Walmart and Yahoo!. Based on the Board's consideration of Ms. Mayer's positions at Yahoo! and the other factors relating to the transactions between Walmart and Yahoo!, the Board determined that Ms. Mayer's interest in Yahoo! did not give rise to a material relationship that would impair Ms. Mayer's independence.

The Board and the CNGC concluded that each of the Independent Directors does not currently have, and has not had during any pertinent period, any relationship that: (i) constitutes a disqualifying relationship under the NYSE Listed Company Rules; (ii) otherwise compromises the independence of such directors; or (iii) otherwise constitutes a material relationship between Walmart and the directors.

Related Person Transactions

Our company's Legal Department reviews each transaction in which the company and any director, director nominee, Executive Officer, shareholder beneficially owning more than five percent of Walmart's outstanding shares, or any immediate family member of any such person has or will have an interest if the amount involved in the transaction exceeds $120,000. The purpose of this review is to determine whether the related person has a direct or indirect material interest in the transaction.

Our Legal Department has developed and implemented processes and controls for obtaining information about proposed or existing related person transactions from our directors, director nominees, Executive Officers, and principal shareholders. The Legal Department analyzes each related person transaction and, based upon the facts and circumstances, determines of whether the related person has or will have a material interest in the transaction. If so, consistent with and pursuant to the company's Transaction Review Policy, the related person transaction is presented to the Audit Committee for its review and approval or ratification. As also described under "Transaction Review Policy" on page 81, when reviewing a related person transaction the Audit Committee considers the following factors:

- the nature of the related person's interest in the transaction;
- the substantive terms of the transaction, including the type of transaction and the amount involved;
- opinions from the company's internal audit function and global ethics office regarding the fairness of the transaction to our company; and
- any other factors the Audit Committee deems appropriate.

We disclose in this proxy statement all transactions in which a related person has been determined to have a material interest and the amount involved exceeds $120,000 that are required to be disclosed under SEC rules. Walmart believes that the terms of the transactions described below are comparable to terms that would have been reached by unrelated third parties in arm's-length transactions. The Audit Committee has approved each of the transactions disclosed below.

- Dr. G. David Gearhart, who was the Chancellor of the University of Arkansas at Fayetteville (the "University") through July 31, 2015, is the brother of Jeffrey J. Gearhart, an Executive Officer. During fiscal 2016, Walmart paid the University approximately $1.9 million, including approximately $0.9 million for the use of facilities of the University in connection with Walmart's 2015 Annual Shareholders' Meeting, the meetings of Associates held during the week of the 2015 Annual Shareholders' Meeting, and other meetings and events during fiscal 2016, and approximately $0.9 million for grants. Walmart expects that in fiscal 2017 it will continue to use University facilities for similar events and may make grants to the University.

- Lori Haynie, the sister of C. Douglas McMillon, a director of Walmart and an Executive Officer, is an executive officer of Mahco, Incorporated ("Mahco"). During fiscal 2016, Walmart paid Mahco and its subsidiaries approximately $27.3 million in connection with Walmart's purchases of sporting goods and related products. Walmart expects to purchase similar types of products from Mahco during fiscal 2017.

- During fiscal 2016, a banking corporation that is collectively owned by Mr. Jim C. Walton, Mr. S. Robson Walton, and the John T. Walton Estate Trust, and certain of that banking corporation's bank subsidiaries made payments to Walmart in the aggregate amount of approximately $0.5 million for supercenter, discount store, and Neighborhood Market banking facility rent pursuant to negotiated arrangements. The banking corporation and its affiliates made other payments to Walmart pursuant to similar arrangements that were awarded by Walmart on a competitive-bid basis. The leases of banking facility space in various stores remain in effect, and we anticipate that in fiscal 2017 such banking corporation and its affiliates will pay Walmart approximately $0.4 million pursuant to those leases not awarded on a competitive-bid basis.

- Stephen P. Weber, a director in Walmart's Information Systems Division, is the son-in-law of Michael T. Duke, a member of the Board. For fiscal 2016, Walmart paid Mr. Weber a salary of approximately $132,000, an annual incentive payment of approximately $27,100, and other benefits totaling approximately $15,000 (including Walmart's matching contributions to Mr. Weber's 401(k) Plan account and health insurance premiums). In fiscal 2016, Mr. Weber also received a grant of 434 restricted stock units having a value of approximately $35,000 at the date of grant. Mr. Weber continues to be an Associate, and, in fiscal 2017, he may receive compensation and other benefits in amounts similar to or greater than those he received during fiscal 2016.

- Greg T. Bray, a senior director in Walmart's Finance department, is the brother-in-law of C. Douglas McMillon, a director of Walmart and an Executive Officer. For fiscal 2016, Walmart paid Mr. Bray a salary of approximately $200,200, an annual incentive payment of approximately $61,550, and other benefits totaling approximately $21,200 (including Walmart's matching contributions to Mr. Bray's 401(k) Plan account and health insurance premiums). In fiscal 2016, Mr. Bray also received a grant of 743 restricted stock units with a value of approximately $60,000 at the date of grant. Mr. Bray continues to be an Associate, and in fiscal 2017, he may receive compensation and other benefits in amounts similar to or greater than those he received during fiscal 2016.

- Nichole R. Bray, a director in the company's Information Systems Division, is the sister-in-law of C. Douglas McMillon, a director of Walmart and an Executive Officer. For fiscal 2016, Walmart paid Ms. Bray a salary of approximately $133,500, an annual incentive payment of approximately $27,000, and other benefits totaling approximately $19,000 (including Walmart's matching contributions to Ms. Bray's 401(k) Plan account and health insurance premiums). In fiscal 2016, Ms. Bray also received a grant of 434 restricted stock units having a value of approximately $35,000 at the date of grant. Ms. Bray continues to be an Associate, and in fiscal 2017, she may receive compensation and other benefits in amounts similar to or greater than those she received during fiscal 2016.

- Timothy K. Togami, who was a senior director in Walmart's Human Resources department through June 4, 2015, is the brother-in-law of Rollin L. Ford, an Executive Officer. For fiscal 2016, Walmart paid Mr. Togami a salary of approximately $67,000, an annual incentive payment of approximately $43,300, and other benefits totaling approximately $11,100 (including Walmart's matching contributions to Mr. Togami's 401(k) Plan account and health insurance premiums). In fiscal 2016, Mr. Togami also received a grant of 607 restricted stock units having a value of approximately $50,000 at the date of grant. Mr. Togami is no longer an Associate, and, in fiscal 2017, he is not expected to receive any compensation or other benefits from Walmart.

- Jessica R. Salmon, a senior manager in Walmart's Finance department, is the daughter of Rollin L. Ford, an Executive Officer. For fiscal 2016, Walmart paid Ms. Salmon a salary of approximately $99,600, an annual incentive payment of approximately $29,300, and other benefits totaling approximately $10,700 (including Walmart's matching contributions to Ms. Salmon's 401(k) Plan account and health insurance premiums). In fiscal 2016, Ms. Salmon also received a grant of 310 restricted stock units having a value of approximately $25,000 at the date of grant. Ms. Salmon continues to be an Associate, and in fiscal 2017, she may receive compensation and other benefits in amounts similar to or greater than those she received during fiscal 2016.

- Brian Salmon, a senior buyer at Walmart, is the son-in-law of Rollin L. Ford, an Executive Officer. For fiscal 2016, Walmart paid Mr. Salmon a salary of approximately $107,600, an annual incentive payment of approximately $20,850, and other benefits totaling approximately $10,200 (including Walmart's matching contributions to Mr. Salmon's 401(k) Plan account, and health insurance premiums). In fiscal 2016, Mr. Salmon also received a grant of 310 restricted stock units having a value of approximately $25,000 at the date of grant. Mr. Salmon continues to be an Associate, and in fiscal 2017, he may receive compensation and other benefits in amounts similar to or greater than those he received during fiscal 2016.

- Brittney Duke, a senior director in Walmart's Marketing department, is the daughter of Michael T. Duke, a director of Walmart. For fiscal 2016, Walmart paid Ms. Duke a salary of approximately $216,000, a signing bonus of $15,000, and other benefits totaling approximately $6,300 (including Walmart's contributions to Ms. Duke's health insurance premiums). In fiscal 2016, Ms. Duke also received a grant of 832 restricted stock units having a value of approximately $60,000 at the date of grant. Ms. Duke continues to be an Associate, and in fiscal 2017, she may receive compensation and other benefits in amounts similar to or greater than those she received during fiscal 2016.

Director Compensation

Walmart's compensation program for Outside Directors is intended to:

- **provide fair compensation** commensurate with the work required to serve on the Board of a company with Walmart's size, scope, and complexity;

- **align directors' interests** with the interests of Walmart shareholders; and

- **be easy to understand and communicate**, both to our directors and to our shareholders.

Components of Director Compensation

Our Outside Director compensation program consists of the following primary components:

Who is Eligible	Component	Annual Amount	Form of Payment
Base Compensation – All Outside Directors	Annual Stock Grant	$175,000	Shares
	Annual Retainer	$ 90,000	Cash
Additional Fees – Some Outside Directors	Non-Executive Chairman Retainer	$200,000	50% Shares/50% Cash
	Lead Independent Director Retainer	$ 30,000	Cash
	Audit and CNGC Chair Retainers	$ 25,000	Cash
	SPFC and TeCC Chair Retainers	$ 20,000	Cash

Other Compensation

Each Outside Director who attends in person a Board meeting held at a location that requires intercontinental travel from his or her residence is paid an additional $4,000 meeting attendance fee. Finally, each member of the Audit Committee received an additional fee during fiscal 2016. Since 2011, the Audit Committee has been conducting an internal investigation into, among other things, alleged violations of the U.S. Foreign Corrupt Practices Act (the "FCPA") and other alleged crimes or misconduct in connection with certain foreign subsidiaries, and whether prior allegations of such violations and/or misconduct were appropriately handled by Walmart. The Audit Committee and Walmart have engaged outside counsel from a number of

law firms and other advisors who are assisting in the ongoing investigation of these matters. This investigation continues to result in a significant increase in the workload of the Audit Committee members, and during fiscal 2016, the Audit Committee members received frequent updates regarding the investigation via conference calls and other means of communication with outside counsel and other advisors. In light of this continuing significant additional time commitment, during fiscal 2016, the Audit Committee Chair received an additional fee of $57,500, and the other members of the Audit Committee received an additional fee of $45,000.

Form and Timing of Payment

Stock grants to Outside Directors are made annually upon election to the Board at our annual shareholders' meeting in June. Each Outside Director may elect to defer the receipt of this stock grant in the form of stock units. The other components of Outside Director compensation listed above are paid quarterly

in arrears. Each Outside Director can elect to receive these other components in the form of cash, Shares (with the number of Shares determined based on the closing price of Shares on the NYSE on the payment date), deferred in stock units, or deferred into an interest-credited cash account.

Director Stock Ownership Guidelines

Each Outside Director is required to own, within five years of his or her initial election to the Board, Shares or deferred stock units with a value equal to five times the annual retainer portion of the Outside Director compensation established

by the Board in the year the director was initially elected. All Outside Directors who have reached the five-year compliance date own sufficient Shares or deferred stock units to satisfy this requirement.

Director Compensation for Fiscal 2016

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Aida M. Alvarez	83,654	174,979	0	0	258,633
James I. Cash, Jr.	160,714	174,979	0	2,027	337,720
Roger C. Corbett	99,571	174,979	0	19,001	293,551
Pamela J. Craig	128,654	174,979	0	0	303,633
Douglas N. Daft	32,143	0	11,626	0	43,769
Michael T. Duke	82,250	174,979	0	1,661	258,890
Timothy P. Flynn	166,154	174,979	0	1,579	342,712
Thomas W. Horton	128,654	174,979	0	411	304,044
Marissa A. Mayer	90,000	174,979	0	0	264,979
Gregory B. Penner	155,604	274,998	0	889	431,491
Steven S. Reinemund	103,654	174,979	0	405	279,038
Kevin Y. Systrom	101,538	174,979	0	0	276,517
Jim C. Walton	86,250	174,979	0	1,674	262,903
S. Robson Walton	90,000	174,979	0	192	265,171
Linda S. Wolf	115,000	174,979	0	0	289,979

Explanation of information in the columns of the table:

Name (column (a))

C. Douglas McMillon is omitted from this table because he received compensation only as an Associate of our company during fiscal 2016 and did not receive any additional compensation for his duties as a director. Douglas N. Daft did not stand for reelection and retired from the Board as of the 2015 Annual Shareholders' Meeting.

Fees Earned or Paid in Cash (column (b))

Mr. Daft elected to defer the receipt of these fees into an interest-credited account. Certain other Outside Directors elected to either receive Shares in lieu of these amounts or defer these amounts in the form of deferred stock units, as shown below:

Director	Amount ($)	Number of Shares Received in Lieu of Cash	Number of Deferred Stock Units in Lieu of Cash
Timothy P. Flynn	166,154		2,523
Marissa A. Mayer	90,000		1,305
Gregory B. Penner	155,604		2,308
Kevin Y. Systrom	101,538	1,486	

Stock Awards (column (c))

In accordance with SEC rules, the amounts in this column are the aggregate grant date fair value of stock awards granted during fiscal 2016, computed in accordance with the stock-based accounting rules that are part of GAAP (as set forth in Financial Accounting Standards Board's Accounting Standards Codification Topic 718). Each Outside Director other than Mr. Penner that was elected to the Board at the 2015 Annual Shareholders' Meeting received a stock award of 2,395 Shares ($175,000 divided by $73.06, the closing price of a Share on the NYSE on the grant date, and rounded to the nearest Share). Mr. Penner received a stock award of 3,764 Shares ($275,000 divided by $73.06, rounded to the nearest Share). Dr. Cash, Mr. Duke, Mr. Flynn, Ms. Mayer, Mr. Penner, Mr. Jim Walton, Mr. Rob Walton, and Ms. Wolf elected to defer these Shares in the form of deferred stock units. Mr. Daft did not stand for reelection at the 2015 Annual Shareholders' Meeting and, therefore, did not receive a stock grant during fiscal 2016.

Option Awards and Non-Equity Incentive Plan Compensation (columns (d) and (e))

We do not issue stock options to our Outside Directors and do not provide our Outside Directors with any non-equity incentive plan compensation. Therefore, we have omitted these columns from the table. As of the end of fiscal 2016, Mr. Duke held options to purchase 125,104 Shares. Mr. McMillon also held options to purchase Shares as of the end of fiscal 2016, as disclosed on the Outstanding Equity Awards at Fiscal 2016 Year-End table on page 68. The options held by Mr. Duke and Mr. McMillon were granted to them in prior years as part of their compensation for service as Associates and not as compensation for serving as a director of our company.

Change in Pension Value and Non-Qualified Deferred Compensation Earnings (column (f))

This column represents above-market interest earned on director compensation deferred to an interest-credited account under the Director Compensation Deferral Plan, as elected by the director. The interest rate on the interest-credited account is set pursuant to the terms of the Director Compensation Deferral Plan based on the ten-year United States Treasury note yield on the first day of January plus 2.70%. This rate was 4.82% for the calendar year ended December 31, 2015, and increased to 4.94% for the calendar year ending December 31, 2016.

All Other Compensation (column (g))

The amounts in this column include tax gross-up payments paid during fiscal 2016 relating to imputed income attributable to spousal travel expenses, meals, and related activities in connection with certain Board meetings during fiscal 2016. For Mr. Corbett, this column also includes the aggregate cost of such spousal travel expenses, meals, and related activities in the amount of $14,522, primarily related to spousal travel from his residence in Australia to our 2015 Annual Shareholders' Meeting and Board and committee meetings in June 2015. The cost of any such spousal travel expenses, meals, and related activities for each of the other Outside Directors is omitted from this column because the total incremental cost for such benefits for each other director was less than $10,000.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this section, we describe our executive compensation philosophy and program that we have implemented to support our strategic objectives and serve the long-term interests of our shareholders. We also discuss how our CEO, CFO, and certain other Executive Officers (our NEOs) were compensated in fiscal 2016 and describe how their compensation fits within our executive compensation philosophy. For fiscal 2016, our NEOs were:

Name	Title
C. Douglas McMillon	President and Chief Executive Officer
Charles M. Holley, Jr.	Retired Executive Vice President and Chief Financial Officer*
M. Brett Biggs	Executive Vice President and Chief Financial Officer*
Gregory S. Foran	Executive Vice President, President and CEO, Walmart U.S.
David Cheesewright	Executive Vice President, President and CEO, Walmart International
Rosalind G. Brewer	Executive Vice President, President and CEO, Sam's Club
Neil M. Ashe	Executive Vice President, President and CEO, Global eCommerce and Technology

*Mr. Holley retired as CFO effective January 1, 2016, and retired from the company on February 1, 2016. Mr. Biggs was promoted to Executive Vice President and CFO effective January 1, 2016.

Disclosure regarding Ms. Brewer's fiscal 2016 compensation is not required under SEC rules. Nevertheless, we have voluntarily included compensation information for Ms. Brewer in this proxy statement on the same basis as our other NEOs. We included this information in the proxy statement for continuity purposes, as we expect that the Executive Officers required to be included as NEOs will vary from year to year among the executives listed above. We also believe it is important to provide shareholders with information about how our compensation plans are designed to incentivize and support each of our operating segments.

This CD&A is organized as follows:

1 **Executive Summary (page 40)** provides an overview of our strategy, our executive compensation philosophy, framework, and practices, our CEO incentive payouts during fiscal 2016, and the feedback we have received from our shareholders.

2 **Components of NEO Compensation and Pay Mix (page 44)** explains the primary components of our NEO compensation packages and how our NEO compensation is heavily weighted towards performance-based compensation.

3 **Fiscal 2016 Performance Metrics (page 46)** describes the performance metrics used in our annual and long-term incentive programs, the weightings among these metrics, and why the CNGC selected these metrics.

4 **Fiscal 2016 Performance Goals and Performance (page 48)** describes the specific fiscal 2016 performance goals under our annual and long-term incentive programs, how we performed compared to those goals, and the resulting NEO incentive payouts for fiscal 2016.

5 **Incentive Goal Setting Philosophy and Process (page 52)** provides insight into how the CNGC sets performance goals aligned with our strategy and operating plan.

6 **Other Compensation (page 54)** describes limited perquisites and other elements of compensation not included in total direct compensation, or TDC.

7 **Executive Compensation Process and Governance (page 56)** describes the roles of the CNGC, the CNGC's independent compensation consultant, and management in setting NEO compensation, how the CNGC uses peer group data, and our practices regarding employment agreements, clawbacks, and other matters.

1 Executive Summary

Fiscal 2016 Highlights

Our Strategy

Fiscal 2016 marked the beginning of a transformational period for Walmart, as we continued to implement our strategy to become the first company to deliver a seamless shopping experience at scale. Regardless of how our customers choose to shop with us – in stores, online, on a mobile device, or in any combination of these – we aim to deliver a fast and convenient shopping experience. During fiscal 2016, we made significant investments in our people, technology, and supply chain to improve our customers' experience today while positioning Walmart for sustainable growth in the future. We also continued to focus on managing our global portfolio of assets by closing certain underperforming stores in the fourth quarter. To provide greater visibility into the long-term financial implications of our strategy, in October 2015 we announced our 3-year financial plan.

Our Performance

During fiscal 2016, Walmart continued to deliver on its key strategic priorities in a challenging and highly competitive global environment. Key financial highlights included:

- EPS of $4.57, and adjusted EPS of $4.59;
- consolidated operating income of $24.1 billion. On a constant currency basis, operating income was $24.9 billion;
- revenue of $482.1 billion, and $499.4 billion on a constant currency basis;
- 6 straight quarters of comp sales growth in Walmart U.S., and continued improvement in customer experience scores;

- invested approximately $1.2 billion to increase wages and training for U.S. hourly store and club Associates;
- continued solid growth in GMV on a constant currency basis;
- opened new next-generation fulfillment centers and expanded online grocery to more than 150 locations across more than 20 U.S. markets;
- generated $27.4 billion in operating cash flow and returned $10.4 billion to shareholders through dividends and share repurchases; and
- in February 2016, we announced that we are increasing our dividend for the 43rd consecutive year.

> *Despite these accomplishments, our financial performance did not meet the challenging targets established by the CNGC at the beginning of fiscal 2016. Accordingly, as described below, our incentive payouts to our NEOs were below target levels.*

For more information regarding our fiscal 2016 financial performance, see our Annual Report on Form 10-K for fiscal 2016 filed with the SEC on March 30, 2016. Certain financial measures discussed above are non-GAAP measures under SEC rules. See Annex A for more information about how we calculate these financial measures and, where required, reconciliations to the most directly comparable financial measures calculated in accordance with GAAP.

Our Executive Compensation Philosophy and Framework

Our executive compensation programs are intended to motivate and retain key executives, with the ultimate goal of generating strong operating results and delivering solid returns to our shareholders. We have developed our compensation programs to support our enterprise strategy and to align our leadership team with our culture, strategy, and structure.

Our executive compensation program is built upon our global compensation framework:

- **Pay for performance** by tying a majority of executive compensation to pre-established, quantifiable performance goals.

- Use performance metrics that are **understandable**, that are **tied to key retail performance indicators**, and that our executives have the **ability to impact**.
- Establish performance goals that are **aligned with strategic and financial plans**.
- **Align management interests with shareholder value** by providing long-term incentives in the form of equity.
- Provide **competitive pay** to attract and retain highly-qualified executives.

Our Executive Compensation Practices are Aligned with Shareholders' Interests

WHAT WE DO	WHAT WE DO NOT DO
✔ Directly link pay and performance	✘ No employment contracts
✔ Mitigate risk by using a variety of performance measures	✘ No change-in-control benefits
✔ CNGC's independent compensation consultant evaluates rigor of performance goals and has consistently found target goals to be challenging	✘ No pension or similar retirement plans in the U.S.
✔ Subject annual and long-term incentives to recoupment and forfeiture provisions	✘ No hedging or short sales of Walmart stock permitted
✔ Robust stock ownership guidelines	✘ No recycling of shares used for taxes or option exercises
✔ CNGC's independent compensation consultant has consistently determined that CEO realizable pay is aligned with performance	✘ No dividends or equivalents paid on unvested performance share units
✔ Conduct extensive shareholder outreach on executive compensation	✘ No unapproved pledging of Walmart stock
✔ Annual shareholder "say on pay" vote	✘ No excessive perquisites

Our Executive Compensation Program Emphasizes Performance

Our executives' total direct compensation, or TDC, is heavily weighted towards performance and appropriately balances annual and long-term rewards:



FISCAL 2016 TOTAL DIRECT COMPENSATION MIX

CASH

Base Salary

- Smallest component of target TDC
  - about 6% for CEO
  - about 10%-14% for other NEOs

Annual Incentive

- About 20% of CEO's target TDC
  - about 23%-28% for other NEOs
- Based on operating income and sales-related metrics, as well as compliance and diversity goals
- Pays out between 0% and 125% of target (37.5% if threshold goals met)

Performance Based

EQUITY

Restricted Stock

- About 19% of CEO's target TDC
  - about 15%-17% for other NEOs
- 3-year vesting period

Performance Share Units

- Largest component of target TDC
  - about 56% for CEO
  - about 44%-50% for other NEOs
- Based on ROI and sales performance over a 3-year period with goals set annually
- Pays out between 0% and 150% of target (50% if both threshold goals met)

Our Incentive Payouts are Aligned with our Performance

Payouts under our annual cash incentive plan and long-term performance share unit plan continue to be closely aligned with our performance, as demonstrated by our CEO's fiscal 2016 incentive payouts, which were significantly below target:



* Assuming a stock price of $66.46/share, which was the closing price on the NYSE on March 1, 2016.

Our Shareholder Engagement on Executive Compensation

Beginning in 2014, we significantly expanded our ongoing shareholder outreach program. The feedback received through this engagement led us to make changes to our disclosure regarding our executive compensation program in our 2015 proxy statement. This engagement and enhanced disclosure was generally well received by our shareholders, and shareholder support for the advisory vote on our executive compensation at our 2015 Annual Shareholders' Meeting was approximately 96%, up from 86.4% support the prior year.

We continued and further expanded this outreach effort in 2015 and 2016, holding direct engagements with more than 30 shareholders, including 28 of our 50 largest shareholders, to discuss various matters including strategy, governance, compensation, and compliance. We also had conversations with leading proxy advisory firms. Members of our Board, including our Chairman, our CEO, and our Lead Independent Director, participated in some of these conversations. In these meetings, our shareholders generally expressed a positive view of our executive compensation program and our disclosure regarding the program. While our investors expressed a wide range of viewpoints during these conversations, key feedback included the following:

> *Our 2015 say-on-pay proposal received 96% shareholder support*

Shareholder Feedback	Our Responses	
Articulate linkage between our incentive plans and our strategy	In fiscal 2016, we outlined our strategy to become the first company to deliver a seamless shopping experience at scale. We also committed to managing capital in a disciplined way. We believe that a combination of metrics related to **operating income, sales, and ROI** are the right ones to support this strategy.	See p. 46
Demonstrate that performance goals are sufficiently rigorous	The performance goals used in our annual and long-term incentive plans are **closely aligned with our long-range strategic plan and our annual operating plans**. Performance goals vary from year to year based on our business cycle, and fiscal 2016 goals reflect the fact that we are currently in an investment cycle. Our **incentive payouts were significantly below target** for fiscal 2016, confirming the difficulty of these goals.	See p. 52
Clearly explain differences between reported results of operations and incentive results	In order to **ensure that our Associates are appropriately incentivized and rewarded**, our performance metrics of operating income, sales, and ROI are calculated differently for purposes of our incentive plan than they are for financial reporting purposes. For example, because currency exchange rate fluctuations are outside of management's control, we calculate our incentive results on a **constant currency basis**.	See p. 53
Articulate compelling rationale for any special awards	We selectively grant special awards, generally for one of two reasons. First, we have used special awards to **motivate and retain key executives during periods of leadership transition**, such as our most recent CEO succession in 2014. Second, we occasionally grant special awards contingent on achieving a **targeted performance goal** important to the success of our strategy. We granted one such award in September 2014, which ultimately was not earned because the challenging performance goal was not achieved.	See p. 54
Concerns regarding annual goal-setting under our performance-share program	Similar to the long-term incentive plans of many retailers, we set performance goals annually for our three-year performance share units, and calculate payouts based on average performance over each of the three years within the performance cycle. Some shareholders told us that they would prefer that we set three-year performance goals. After careful consideration, we believe that our current approach is right for our company. Among other reasons, setting goals annually results in **understandable and better aligned performance goals**, rather than conflicting goals for each tranche of performance share units.	See p. 52
Articulate why we set TDC near the 75th percentile	Walmart is significantly larger than most of its peer group companies, and the CNGC believes that Walmart's size and extensive international operations result in NEO jobs with a high level of complexity. Based on statistical analysis, **on a size-adjusted basis, target TDC for our NEOs are near the 50th percentile of our peer group companies**.	See p. 56

2 Components of NEO Compensation and Pay Mix

What are the primary components of our NEO compensation packages?

There are three components of our executives' TDC: base salary, annual cash incentive, and long-term equity:

Component	Description/Objective	Form and Timing of Payout
Base Salary	Provide a fixed base of cash compensation commensurate with job responsibilities and experience	Paid in cash bi-weekly, unless voluntarily deferred
Annual Cash Incentive	Variable pay intended to incentivize performance against key operational metrics, depending on position: • Operating income • Sales • Gross merchandise value (GMV) Goals are set at the beginning of the fiscal year and aligned with operating plan and public guidance Also tied to compliance and diversity goals	Paid in cash after the end of the fiscal year, unless voluntarily deferred
Long-Term Equity • Performance Share Units (75%)	Variable pay intended to incentivize performance against metrics aligned with our long-term strategic goals: • Return on investment (ROI) • Sales Value realized also depends on our stock performance	Paid in Shares after the end of the three-year performance cycle, unless voluntarily deferred
• Restricted Stock (25%)	Intended to align executives' long-term interests with our shareholders' interests Value realized depends on our stock performance	Three year cliff vesting Section 162(m) "covered employees" must generally defer until after separation from service

Base Salary. We pay base salaries commensurate with each NEO's position and experience. In keeping with our philosophy that a substantial majority of NEO compensation should be performance-based, the CNGC typically allocates a relatively small percentage of TDC to base salary. In general, the CNGC seeks to set base salaries at approximately the median of our peer groups, as described below on page 56. During the fiscal 2016 compensation review process, the CNGC reviewed each NEO's base salary relative to peer group data and each NEO's individual performance. Based on that review, the CNGC approved the following base salaries for fiscal 2016. These base salaries represented increases over the prior year base salary ranging from 2.5% to 6.0%, depending on each NEO's performance evaluation, consistent with our annual base salary increases for our Associates generally:

Name	Fiscal 2016 Base Salary
Doug McMillon	$ 1,272,000
Charles Holley	$ 949,500
Greg Foran	$ 978,500
David Cheesewright	$ 1,043,623*
Rosalind Brewer	$ 922,500
Neil Ashe	$ 1,007,000

* Paid in Canadian dollars and converted to U.S. dollars using an exchange rate of 1 CAD = 0.7730 USD.

Upon his promotion to Walmart's CFO effective January 1, 2016, the CNGC set Mr. Biggs' annual salary at $850,000.

Annual Cash Incentive. Under our Management Incentive Plan, most salaried Associates, including our NEOs, are eligible to earn an annual cash incentive payment based on a percentage of base salary. This cash incentive payment can range from 37.5% of target payout opportunity to a maximum of 125% of target payout opportunity. The CNGC may, in its discretion, reduce the amount of any annual cash incentive payment received by any NEO. During the fiscal 2016 compensation review process, the CNGC reviewed each NEO's cash incentive opportunity relative to peer group data and each NEO's job responsibilities. Our NEOs' fiscal 2016 annual cash incentive opportunities and payouts are described below on page 49. The CNGC made no change to our continuing NEOs' annual cash incentive opportunities as a percentage of base salary for fiscal 2016.

Long-Term Equity. The largest portion of our NEOs' TDC consists of two types of long-term equity compensation. We believe that long-term equity helps to align the interests of our NEOs with the long-term interests of our shareholders and also serves as a retention tool. The CNGC approved a 6.0% increase in Mr. McMillon's target equity value for fiscal 2016, and made no changes to the target equity values of our other NEOs.

Performance Share Units. Consistent with our pay-for-performance philosophy, 75% of each NEO's annual long-term equity award value consists of performance share units. Generally, performance share units granted to our executives have a three-year performance period, with the performance metrics and goals set annually by the CNGC. The number of Shares that an NEO receives at the end of the performance period is based on the average performance as compared to these performance goals for each of these three years. Our NEOs can earn from 25% (if one threshold performance goal is met) or 50% (if the both threshold performance goals are met) up to a maximum of 150% of the target number of Shares. The CNGC may, in its discretion, reduce the amount of any performance share unit payout received by any NEO. Our NEOs' performance share unit opportunities and payouts during fiscal 2016 are described below on page 51.

Restricted Stock. The remaining 25% of each NEO's annual long-term equity award value consists of restricted stock, which vests on the third anniversary of the grant date, provided that the NEO remains employed by our company through the vesting date. In early 2016, the CNGC adopted a policy requiring our "covered employees", as defined in Section 162(m) of the Internal Revenue Code, to defer these shares until after their separation from employment with Walmart, unless such deferral is not permitted by the income tax rules of such employee's jurisdiction of residence.

How much of our NEOs' TDC is performance-based?

As shown in the chart below, a substantial majority of our NEOs' fiscal 2016 target TDC was performance-based. The percentages may not total 100.0% due to rounding. Mr. Biggs' is not included on the chart below because he only served in an NEO role for the last month of fiscal 2016.



Target TDC	
Mr. McMillon:	$20,712,400
Mr. Holley:	$ 6,848,500
Mr. Foran:	$ 9,826,900
Mr. Cheesewright:	$ 9,548,317*
Ms. Brewer:	$ 9,136,500
Mr. Ashe:	$10,423,800

* Converted from Canadian dollars using an exchange rate of 1 CAD = 0.7730 USD.

3 Fiscal 2016 Performance Metrics

What performance metrics are used in our incentive programs, and why did the CNGC select these metrics?

As it has been for several years, during fiscal 2016 our NEOs' performance-based pay was based on achieving objective, pre-established financial goals for the following metrics:



Annual Cash Incentive*

25% Sales** (total company or divisional)

75% Operating Income** (total company and/or divisional)

Long-Term Performance Share Units

50% Sales** (total company or divisional)

50% ROI** (total company)

* Mr. Ashe's annual cash incentive is based on sales, operating income, and GMV performance. See page 49 for more information.

** For purposes of our incentive programs, sales, operating income, and ROI are calculated on a constant currency basis and exclude certain items, such as revenue from fuel sales. See page 53 for more information.

The CNGC concluded that the metrics described above are appropriate and effective in driving results tied to shareholder value. In reaching this conclusion, the CNGC considered the following factors:

- **These performance metrics are aligned with our strategy and can be impacted by our executives.** Unlike metrics tied to stock price or shareholder return, our executives can have a direct impact on our sales, operating income, and ROI. Furthermore, unlike earnings per share and other share-based metrics, sales, operating income, ROI, and GMV are not materially impacted by our share repurchase program.

- **These metrics are important for judging retail performance.** Sales, operating income, and ROI measures have historically been, and continue to be, important indicators of retail performance, and we believe that our performance in these areas is important to our shareholders. In addition, Mr. Ashe's annual incentive is tied in part to GMV, a key indicator of e-commerce performance.

- **The CNGC believes that success with respect to these metrics will support shareholder value over the long term.** At the request of the CNGC, the CNGC's independent compensation consultant reviewed the historical correlation

of various performance metrics and TSR within the retail industry. The CNGC's independent compensation consultant found that the metrics used in our incentive plans are aligned with TSR in the retail industry. We believe that good performance with respect to these metrics should translate into shareholder value over the long term.

- **It is difficult to effectively apply relative TSR and other relative performance metrics to Walmart's executive compensation program.** There are several key differences in our business compared to other publicly-traded retailers in the U.S., including our size, our significant international operations, our product mix, and our variety of formats. Additionally, the price of Walmart common stock has historically been less volatile than the common stock of most of our retail peers, making relative TSR an imprecise measure of our performance. While the CNGC closely monitors Walmart's performance relative to that of our peers when making compensation decisions, the CNGC believes that the best approach for Walmart is to tie our executive compensation to performance metrics that are aligned with our strategy and operating plans and that can be directly impacted by our executives.

- **The combination of these performance metrics mitigates risk.** Using a combination of performance metrics mitigates the risk that our executives could be motivated to pursue results with respect to one metric to the detriment of our company as a whole. For example, if management were to seek to increase sales by pursuing strategies that would negatively impact profitability, resulting increases in incentive

pay based on sales should be offset by decreases in incentive pay based on operating income and ROI. The following charts show the percentage of target TDC tied to each of these metrics. Mr. Biggs is not included in the charts below because he only served as our CFO for the last month of fiscal 2016.



In addition to the financial metrics described above, our NEOs' incentive pay is also based on performance with respect to diversity goals and compliance goals, described below on pages 49-50.

4 Fiscal 2016 Performance Goals and Performance

What were the fiscal 2016 financial goals under our annual cash incentive plan, and how did we perform in comparison to those goals?

As shown below, we fell short of most of the target goals established by the CNGC early in fiscal 2016. The operating income, sales, and GMV goals for our cash incentive plan are expressed in terms of a percentage increase or decrease as compared to our prior fiscal year performance:

2016 ANNUAL CASH INCENTIVE GOALS AND RESULTS*

Payout Percentage	Threshold 37.5% Payout	Target 100% Payout	Maximum 125% Payout
Constant Currency Operating Income*			
Total Company	No Payout / Actual: -3.5% / -7.6%	-1.8%	0.1%
Walmart U.S.	No Payout / Actual: -6.6% / -7.1%	-3.2%	-2.3%
International	No Payout / -5.2%	2.5%	Actual: 5.6% / 4.6%
Sam's Club	No Payout / Actual: -4.2% / -9.2%	-4.4%	-2.5%
Global eCommerce**	No Payout / -37.1%	-22%	Actual: -14.2% / -17.1%
Constant Currency Sales (excluding fuel)			
Total Company	No Payout / Actual: 3.3% / 1.4%	3.5%	4.6%
Walmart U.S.	No Payout / Actual: 3.4% / 1.5%	3.5%	4.5%
International	No Payout / 1.3%	3.2% / Actual: 3.5%	4.2%
Sam's Club	No Payout / Actual: 1.4% / 0.2%	3.1%	4.1%
Global eCommerce GMV**	No Payout / Actual: 13.1% / 11.1%	27.8%	33.3%

*   In order to make results comparable from year to year, we exclude certain items from our reported results of operations for incentive plan purposes. See page 53 for more information.

** Global eCommerce activities are embedded within our segment operations and included within operating income for each of our segments. For purposes of our fiscal 2016 incentive plans, "Global eCommerce operating income" is defined as the allocated portion of the operating income or loss of our operating segments attributable to walmart. com, samsclub.com, Vudu.com, and e-commerce operations in Brazil and China. Expenses related to corporate support for global e-commerce operations are also included. For purposes of our fiscal 2016 incentive plans, "Global eCommerce GMV" is defined as the total sales value of merchandise sold or transacted where the transaction originates online, excluding the sale of gift cards.

As a result of this performance, our fiscal 2016 annual cash incentive payments were below target levels:

Annual Cash Incentive Plan – Fiscal 2016 Payouts

Name	Performance Measure(s)	Weighting	% of Target Payout	Target Payout	Actual Payout
Doug McMillon	Total Company Operating Income Total Company Sales	75% 25%	83.70%	$4,070,400	$3,406,971
Charles Holley	Total Company Operating Income Total Company Sales	75% 25%	83.70%	$1,899,000	$1,589,485
Brett Biggs*	Total Company Operating Income Total Company Sales	75% 25%	96.39%	$ 959,578	$ 924,956
Greg Foran	Total Company Operating Income Walmart U.S. Operating Income Walmart U.S. Sales	50% 25% 25%	76.46%	$2,348,400	$1,795,581
David Cheesewright**	Total Company Operating Income International Operating Income Walmart International Sales	50% 25% 25%	98.64%	$2,504,694	$2,470,649
Rosalind Brewer	Total Company Operating Income Sam's Club Operating Income Sam's Club Sales	50% 25% 25%	81.86%	$2,214,000	$1,812,431
Neil Ashe	Total Company Operating Income Total Company Sales Global eCommerce GMV Global eCommerce Operating Income	25% 25% 25% 25%	85.76%	$2,416,800	$2,072,591

* Prior to his appointment to his current role effective January 1, 2016, Mr. Biggs served as Executive Vice President and Chief Financial Officer, Walmart International. As a result, Mr. Biggs' fiscal 2016 annual cash incentive payout was primarily based on Walmart International results and was prorated to reflect his previous pay grade.

** Mr. Cheesewright's cash incentive payment is paid in Canadian dollars. The figure above assumes an exchange rate of 1 CAD = 0.7730 USD, which is an average exchange rate during fiscal 2016.

What other goals were our NEOs subject to under our annual cash incentive plan for fiscal 2016?

Diversity Goals. Since fiscal 2005, a portion of most officers' cash incentive payment has also been subject to satisfying diversity objectives, and each NEO's cash incentive payment can be reduced by up to 15 percent if he or she does not satisfy these objectives. The CNGC established these diversity goals because it believes that diversity and inclusion contribute to an engaged and effective workforce. For fiscal 2016, these objectives consisted of one or both of two components: good faith efforts and placement objectives. Each of our NEOs is subject to good faith efforts requirements. In order to satisfy the good faith efforts component of this program, each NEO must actively sponsor at least two Associates and must also participate in at least two diversity-related events.

Each of our NEOs with responsibility for Walmart U.S. and/or Sam's Club field operations is also subject to placement objectives. For fiscal 2016, Mr. McMillon, Mr. Foran, and Ms. Brewer were subject to placement objectives. The determination as to whether an NEO satisfied his or her placement objectives during the prior fiscal year is based on several factors, including the relative number of diverse candidates placed in specified positions within the NEO's organization, the NEO's engagement and participation in diversity and inclusion strategies, the NEO's leadership efforts in implementing these strategies, and the NEO's efforts in recruiting and developing diverse Associates. Applying these factors, at the end of each fiscal year, our chief diversity officer reviews each NEO's performance under our diversity program and reports the results of this review to the CNGC. Based on the report of our chief diversity officer, the CNGC determined that each NEO satisfied his or her diversity goals for fiscal 2016.

> For more information about Walmart's commitment to diversity and inclusion and key diversity and inclusion initiatives, please see Walmart's 2015 Diversity and Inclusion Report, which is available on our website at *http://corporate.walmart.com/global-responsibility/diversity-inclusion/.*

Ethics and Compliance Goals. Since fiscal 2014, our Executive Officers' cash incentive payments have also been subject to achieving adequate progress in implementing enhancements to the company's global compliance program (now known as our ethics and compliance program). Our company is committed to having and maintaining a strong and effective global ethics and compliance program in every country in which we operate. Consistent with that commitment, over the past few years, our company has made significant improvements to our ethics and compliance program around the world. To further emphasize our commitment to ethics and compliance, in early fiscal 2016, our company's senior leadership again developed a timetable for implementing further enhancements to our global ethics and compliance program on a prioritized basis. These objectives covered such subject matters as anti-corruption, anti-money laundering, health and wellness compliance, food safety, environmental compliance, health and safety compliance, trade compliance, and licensing and permits. These objectives sought to enhance key elements of a corporate ethics and compliance program, including but not limited to developing and implementing enhanced compliance protocols and procedures, hiring and training of key compliance personnel, monitoring and assessment of various elements of the program, internal communications, and access to information.

If, in the judgment of the Audit Committee, the company had not achieved adequate progress in implementing these objectives, then the CNGC could have exercised negative discretion to reduce or eliminate the fiscal 2016 cash incentive payments to one or more of our Executive Officers. During fiscal 2016, management reported regularly to the Audit Committee regarding ongoing enhancements to our global ethics and compliance

program and progress in implementing these objectives. At the end of fiscal 2016, the Audit Committee determined that, in its qualitative judgment, adequate progress had been achieved in implementing these objectives and reported its determination to the CNGC. Factors relied on by the Audit Committee in making this determination included the progress achieved on workstreams in a variety of ethics and compliance areas and the extent to which that progress reflected sustainable, long-term change in the company's people, processes, systems, and culture. Based on the qualitative assessment of the Audit Committee, the CNGC determined not to exercise negative discretion to reduce or eliminate the cash incentive payments to any of our Executive Officers for fiscal 2016.

> For more information about specific enhancements to our global ethics and compliance program during fiscal 2016, please see Walmart's Global Ethics & Compliance Program Report on Fiscal Year 2016, which is available on our website at *http://corporate.walmart.com/global-responsibility/global-compliance-program-report-on-fiscal-year-2016.*

What were the fiscal 2016 financial goals under our long-term incentive program, and how did we perform in comparison to those goals?

The table below shows how we performed against the fiscal 2016 performance goals under our long-term performance share unit program, all of which were set by the CNGC in early fiscal 2016. The sales goals for our performance share unit program are expressed in terms of a percentage increase or decrease as compared to our prior fiscal year performance.

2016 PERFORMANCE SHARE UNITS GOALS AND RESULTS*



Payout Percentage	Threshold 50% Vesting	Target 100% Vesting	Maximum 150% Vesting
ROI	No Payout — Actual: 16.20% ●		
	15.46%	16.11%	16.46%

Constant Currency Sales (Excluding Fuel)

	Threshold	Target	Maximum
Total Company	No Payout — Actual: 3.3% ●		
	0.5%	3.5%	5.1%
Walmart US	No Payout — Actual: 3.4% ●		
	0.5%	3.5%	5.0%
International	No Payout — Actual: 3.5% ●		
	0.8%	3.2%	4.8%
Sam's Club	No Payout — Actual: 1.4% ●		
	-0.8%	3.1%	4.6%

*   In order to make results comparable from year to year, we apply certain adjustments to our reported results for purposes of our incentive plans. See page 53 for more details.

Each of our NEO's performance share units are weighted 50% to ROI performance and 50% to constant currency sales performance (excluding fuel), either of the total company or one of its operating segments, as follows:

Long-Term Performance Share Unit Program – Fiscal 2016

Name	Performance Measure(s)	Weighting
Doug McMillon, Charles Holley, Neil Ashe, Brett Biggs	Total Company ROI	50%
	Total Company Sales	50%
Greg Foran	Total Company ROI	50%
	Walmart U.S. Sales	50%
David Cheesewright	Total Company ROI	50%
	Walmart International Sales	50%
Rosalind Brewer	Total Company ROI	50%
	Sam's Club Sales	50%

The performance compared to each of the goals shown above was then weighted according to each NEO's performance measure weightings shown above, and was then averaged with results for the prior two years within each three-year performance cycle, as illustrated below:

	Segment	FY14 Performance	FY15 Performance	FY16 Performance	Fiscal 2016 Payout
Fiscal 2013 Grant	Walmart U.S.	51.88%	73.30%	106.35%	77.18%
	Sam's Club	26.57%	60.48%	95.32%	60.79%
	International	52.42%	74.30%	109.21%	78.64%
	Total Company	26.57%	71.75%	103.98%	67.44%

	Segment	Performance	Performance	FY17 Performance
Fiscal 2014 Grant	Walmart U.S.	73.30%	106.35%	TBD
	Sam's Club	60.48%	95.32%	
	International	74.30%	109.21%	
	Total Company	71.75%	103.98%	

	Segment	Performance	Performance	FY18 Performance
Fiscal 2015 Grant	Walmart U.S.	106.35%	TBD	TBD
	Sam's Club	95.32%		
	International	109.21%		
	Total Company	103.98%		

Applying this methodology, our NEOs earned the following performance share unit payouts for the three-year cycle ending January 31, 2016:

Name	Number of Target Performance Share Units	Three-Year Performance (% of Target)	Number of Performance Share Units Earned
Doug McMillon*	146,130	76.05%	111,131
Charles Holley	42,762	67.44%	28,778
Brett Biggs	9,612	67.44%	6,482
Greg Foran**	55,004	78.13%	42,974
David Cheesewright***	60,468	83.26%	50,346
Rosalind Brewer	60,468	60.79%	36,758
Neil Ashe	70,546	67.44%	47,576

* Mr. McMillon served as President and CEO of Walmart International during fiscal 2014; therefore, his performance share unit payout for the three-year cycle ended January 31, 2016 was based in part on Walmart International performance during fiscal 2014.

** Mr. Foran served as President and CEO, Walmart China during fiscal 2014 and a portion of fiscal 2015. During a portion of fiscal 2015, Mr. Foran also served as President and CEO, Walmart Asia prior to assuming his current role. Therefore, Mr. Foran's performance share unit payout for the three-year cycle ended January 31, 2016 was based in part on Walmart International performance during fiscal 2014 and on a combination of Walmart International, Walmart Asia, and Walmart U.S. performance during fiscal 2015.

*** Mr. Cheesewright served as President and CEO, Walmart EMEA during fiscal 2014; therefore, his performance share unit payout for the three-year cycle ended January 31, 2016 was based in part on Walmart EMEA performance during fiscal 2014.

5 Incentive Goal Setting Philosophy and Process

How does the CNGC set performance goals?

Performance goals are established in the context of, and consistent with, the company's enterprise strategy and financial operating plans each fiscal year. This process begins with the Board's review of the company's overall enterprise strategy and long-term financial plan beginning in the spring and culminating at an annual Board strategic retreat each September. Following the strategic retreat, the annual operating plans of the company and each of its operating segments are established with SPFC and Board input. The CNGC then establishes performance goals under our annual- and long-term incentive programs that are consistent with these operating plans:



Incentive Plans Informed by Strategic and Financial Planning Process	Long-Range Planning — April - September	Annual Operating Plan — September - January	Incentive Plans — January - March
	• Assess competitive landscape and macro trends • Refine enterprise strategy and segment-specific initiatives	• Develop annual operating plan in light of long-range planning and strategic initiatives • October investor conference–review strategy and planned capital expenditures	• Review choice of incentive metrics to ensure that they support enterprise strategy • Establish performance goals aligned with annual operating plan

Walmart's operating plans are intended to be challenging, and fiscal 2016 was no exception. Generally, incentive goals are established so that performance in line with our operating plans should result in target payouts. In order to achieve the maximum goals, our performance would have to exceed our operating plans to a significant degree. Threshold performance goals are set at a level that is attainable and below which the company could not justify a payout.

The CNGC generally attempts to set the performance goals so that a consistent level of expected difficulty in achieving these goals is maintained from year-to-year. The CNGC's independent compensation consultant annually evaluates the difficulty of our target performance goals and has consistently found these goals to be challenging.

Why does the CNGC set goals each year under our long-term performance share unit program?

The CNGC has found that the current approach of setting goals annually, with payouts determined by averaging performance over a three-year period, is the most effective approach for our long-term performance share unit program for the following reasons:

• As a global retailer, Walmart's operating results are significantly impacted by macroeconomic and regional economic factors outside of management's control. These economic factors, as well as the rapidly evolving retail industry, make it difficult to forecast accurately over a three-year period. For example, in fiscal 2008, our officers were granted performance shares with three-year sales and ROI performance goals. Subsequently, the global financial downturn in 2008 had the effect of making these three-year goals virtually unachievable only a few months into the three-year performance period. The CNGC reasoned that performance goals cease to be an effective tool in motivating performance if the goals either become unrealistic or too easy to achieve. While some companies attempt to address the impact of macroeconomic factors by using relative goals in their long-term incentive plans,

the CNGC has determined that relative goals are not the right approach for Walmart for the reasons described on page 46 above. The CNGC regularly reviews Walmart's performance relative to peers and the relative alignment of pay and performance to ensure that our incentive programs are operating as intended.

• Another advantage of our current approach is more easily understandable and better aligned performance goals, which the CNGC believes are more effective in motivating performance. As described above, our incentive goals are aligned with our business plan and expectations regarding financial performance. These necessarily change from year-to-year based on macroeconomic conditions, strategic investments, and other factors. Setting three-year sales goals, for example, would result in a situation in which our leaders have three differing sales goals at any one time – one for each outstanding tranche of performance share units. The CNGC believes that the current performance share unit structure effectively balances long-term focus with clear and understandable performance goals.

Why do the results used in our incentive plans differ from our reported results of operations?

The CNGC's objective in administering our incentive plans is to cause incentive awards to be calculated on a comparable basis from year-to-year, and to ensure that plan participants are incentivized and rewarded appropriately. For these reasons, the following types of items are excluded from our incentive goals and/or our incentive calculations:

- *Items excluded by the terms of the incentive plans.* Like many other companies, our incentive plans, which are shareholder-approved plans, require that incentive payouts be calculated excluding the impact of currency exchange rate fluctuations, acquisitions and divestitures, restructurings and store closings, and similar items. In fiscal 2016, these items accounted for the substantial majority of the difference between our reported results of operations and our results of operations as calculated for incentive plan purposes. In particular, currency exchange rate fluctuations significantly negatively impacted the reported net sales and operating income of our company and its International division. As a matter of policy, we generally have not historically hedged for currency exchange rate fluctuations.

- *Items excluded at the time incentive goals are established.* When the CNGC sets incentive goals, it typically excludes certain items from the performance goals. In particular, the CNGC has historically set sales goals that exclude the impact of fuel sales because fuel prices (and, therefore, our fuel sales) are volatile and subject to significant fluctuation,

which is out of our management's control. Also, in light of our significant ongoing investments in Global eCommerce, when the CNGC established fiscal 2016 operating income goals for our operating segments, it limited the impact of operating losses attributable to the e-commerce operations of those operating segments for incentive plan purposes in order to encourage our segment leaders to make these necessary investments. Losses from e-commerce operations are not limited for purposes of total company incentive goals.

- *Items excluded so that operating results are calculated on a comparative basis from year-to-year.* Consistent with the terms of our incentive plans, the CNGC may exclude certain other items so that results can be calculated on a comparative basis from year-to-year. For example, a global review of accounting for leases during fiscal 2016 resulted in accounting adjustments that increased our reported operating income, the effects of which were excluded for incentive plan purposes.

The CNGC undertakes a rigorous oversight and certification process to determine the items to exclude from our reported results of operations for purposes of our incentive plans. This process is not outcome-driven and includes both positive and negative adjustments to reported results of operations. While in fiscal 2016 this process had a net positive impact on incentive payouts, this is not always the case. For example, in fiscal 2011 and fiscal 2012, this process resulted in a reduction in incentive payouts.

What items were excluded from fiscal 2016 reported results of operations for incentive plan purposes?

Operating Income—Annual Cash Incentive Plan. For fiscal 2016, the substantial majority of items excluded from operating income for incentive plan purposes were the following items:

- *Items excluded by the terms of the plan.* These items included the impact of currency exchange rate fluctuations; income and expenses related to acquisitions and dispositions; and expenses related to store closings and restructurings. Taken together, excluding these items had a net positive impact on our operating income for purposes of our annual cash incentive plan, and accounted for the substantial majority of the difference between our reported operating income and our operating income for purposes of our annual cash incentive plan.

- *Items excluded at the time incentive goals are established.* These items included adjustments to remove the impact of losses attributable to Sam's Club e-commerce activities in excess of a pre-set limit established by the CNGC at the time goals were set. Excluding these items had the impact of increasing operating income for purposes of our annual cash incentive plan.

- *Items excluded so that operating results are calculated on a comparative basis from year-to-year.* These items included, among others, adjustments related to our accounting for leases and an accrual related to our new paid time off

policy. Excluding these items had a net impact of increasing operating income for purposes of our annual cash incentive plan.

Sales—Annual Cash Incentive Plan and Long-Term Performance Share Unit Program. For fiscal 2016, there were three primary adjustments to sales for purposes of our incentive plans:

- *Items excluded by the terms of the plan.* As we have in prior years, we excluded the impact of currency exchange rate fluctuations for purposes of our incentive plans. Excluding this item had the impact of increasing total company and Walmart International sales for incentive plan purposes.

- *Items excluded at the time incentive goals are established.* As we have in prior years, we excluded fuel sales from our incentive plan calculations. This exclusion had the impact of reducing sales for incentive plan purposes.

- *Items excluded so that operating results are calculated on a comparative basis from year-to-year.* We made an adjustment to our reported sales to reflect that certain wireless transactions are accounted for as commissions, rather than sales as assumed by our fiscal 2016 MIP sales goals. This adjustment had the effect of increasing sales for incentive plan purposes.

ROI—Long-Term Performance Share Unit Program.

- *Adjustments to operating income.* Adjusted operating income is a component in the calculation of ROI. When calculating ROI for long-term incentive plan purposes, we exclude the same items from operating income that are excluded from the annual cash incentive calculation, as described above.

- *Adjustments to average invested capital.* Average invested capital is a component in the calculation of ROI. When calculating fiscal 2016 ROI for incentive plan purposes, we made certain adjustments to average invested capital. These adjustments include items that correspond to several operating income adjustments described above, such as those related to our accounting for leases and to store closures. These adjustments had the net impact of decreasing our fiscal 2016 average invested capital for incentive plan purposes.

The table below shows the net impact of the adjustments described above as compared to our reported results of operations:

Performance Metric	Actual Performance (as reported)	Actual Performance (for incentive plan purposes)	Impact of Adjustments
Total Company Operating Income	-11.2%	-3.5%	7.7%
Total Company Sales	-0.7%	3.3%	4.0%
Walmart U.S. Operating Income	-10.5%	-6.6%	3.9%
Walmart U.S. Sales	3.6%	3.4%	-0.2%
International Operating Income	-13.4%	5.6%	19.0%
International Sales	-9.4%	3.5%	12.9%
Sam's Club Operating Income	-7.9%	-4.2%	3.7%
Sam's Club Sales	-2.1%	1.4%	3.5%
Global eCommerce Operating Income	-28.0%	-14.2%	13.8%
Global eCommerce GMV	13.1%	13.1%	0.0%
Return on Investment	15.5%	16.2%	0.7%

6 Other Compensation

What other types of compensation do our NEOs receive?

Mr. Foran – China Long-Term Cash Incentive. Mr. Foran served as President and CEO of Walmart China during fiscal 2014, and a portion of fiscal 2015. As such, he was eligible for a prorated incentive payment under a Walmart China cash incentive program covering fiscal 2014 through fiscal 2016. In early fiscal 2017, Mr. Foran received a payout of $695,509 under this program, which was 74% of his maximum potential payout and prorated to reflect the portion of the performance period during which Mr. Foran served as President and CEO of Walmart China. The fiscal 2016 performance goals under this program were based on Walmart China operating income performance, as shown on the table below.

Performance Metric	Threshold (50% Payout)	Target (75% Payout)	Maximum (100% Payout)	Actual Performance
Walmart China Operating Income (% increase over prior year)	2.09%	2.76%	3.00%	2.73%

Special Performance-Based Awards. On occasion, the CNGC may grant special performance-based awards to our executives. The purpose of these awards is to drive strategic or operational initiatives important to our overall enterprise strategy by using performance metrics that are not used in our annual and long-term incentive plans. The CNGC granted one such award in late fiscal 2015 and two such awards in late fiscal 2016:

- In September 2014, the CNGC approved a special performance-based cash award opportunity for Ms. Brewer in the amount of $1 million. In order for Ms. Brewer to earn this award, Sam's Club gross membership income had to exceed the amount set forth in our business plan for Sam's Club gross membership income by at least $3 million during the one-year period ending July 31, 2015. The CNGC approved this special award opportunity for Ms. Brewer to drive performance in light of Sam's Club's initiatives to increase membership and membership income, which are key components of our Sam's Club strategy. Sam's Club gross membership income fell short of this challenging goal, and therefore Ms. Brewer did not receive any payout with respect to this award.

- In January 2016, the CNGC approved a grant of 15,760 shares of performance-based restricted stock to Mr. Ashe. In order for one-half of these shares to vest, Walmart must meet a specified expansion goal with respect to the availability of Walmart's online grocery services in the U.S. by the end of fiscal 2017. The purpose of this award is to drive our online grocery expansion, a key strategic priority for Walmart. The other half of these shares will be conditioned on a fiscal 2018 performance goal to be established by the CNGC at a later date.

- Also in January 2016, the CNGC approved a grant of 15,760 shares of performance-based restricted stock to Mr. Foran. In order for one-half of these shares to vest, Walmart U.S. must meet a specified goal with respect to operating, selling, general and administrative expenses during fiscal 2017. The purpose of this award is to emphasize the importance of managing expenses in our largest operating segment, even as we continue to make critical strategic investments. The other half of these shares will be conditioned on a fiscal 2018 performance goal to be established by the CNGC at a later date.

"Feather In" Performance Share Awards. Under our long-term performance share unit program, we customarily make additional grants of performance share units to newly-hired executives or when executives are promoted to significantly larger roles. These "feather in" awards allow executives to realize performance share unit payouts commensurate with their positions for three-year cycles that are already in progress. We believe that this approach has helped to effectively recruit and appropriately incentivize and reward short- and long-term performance and also provides retention value. Unlike some companies, when executives retire or otherwise leave the company, they forfeit all unvested performance share units, and we do not accelerate the vesting or otherwise pay out any unvested performance share units.

In January 2016, in connection with his recent promotion to Executive Vice President and CFO, Mr. Biggs received two additional "feather in" performance share grants vesting at the conclusion of the performance cycles ending January 31, 2017 and January 31, 2018. These additional performance share awards were intended to increase Mr. Biggs' target performance share opportunity for each of those cycles to $2,250,000, which is equal to the target value of his annual performance share award granted in January 2016 for the performance cycle ending January 31, 2019.

Additional MIP Award. Under the terms of the Management Incentive Plan, the CNGC may award an additional cash incentive amount based on individual performance. For his performance during fiscal 2016, the CNGC awarded Mr. Cheesewright an additional cash incentive amount equal to 20% of his target annual cash incentive award for fiscal 2016 (approximately $500,939). The CNGC awarded this amount to Mr. Cheesewright based on the solid constant currency sales and operating income performance of Walmart International in a difficult global environment, as well as Mr. Cheesewright's contributions to strategic initiatives, including e-commerce initiatives in international markets, and management of our international portfolio.

What perquisites and other benefits do our NEOs receive?

Our NEOs receive a limited number of perquisites and supplemental benefits. We cover the cost of annual physical examinations for our NEOs and provide each NEO with personal use of our aircraft for a limited number of hours each year. Our NEOs also receive company-paid life and accidental death and dismemberment insurance. Additionally, our NEOs are entitled to benefits available to officers generally, such as participation in the Deferred Compensation Matching Plan, and benefits available to Associates generally, including a Walmart discount card, a limited 15 percent match of purchases of Shares through our Associate Stock Purchase Plan, participation in our 401(k) Plan, medical benefits, and foreign business travel insurance. We provide these perquisites and supplemental benefits to attract talented executives to our company and to retain our current executives, and we believe their limited cost is outweighed by the benefits to our company.

What types of retirement and other benefits are our NEOs eligible to receive?

Our NEOs are eligible for the same retirement benefits as our officers generally, such as participation in our Deferred Compensation Matching Plan. They may also take advantage of other benefits available more broadly to our Associates, such as our 401(k) Plan. With the exception of Mr. Cheesewright, who has an interest in a pension plan related to his prior employment with our U.K. subsidiary, our NEOs do not participate in any pension or other defined benefit retirement plan. Mr. Cheesewright is not eligible to make any further contributions to this U.K. pension plan.

7 Executive Compensation Process and Governance

Who sets executive compensation at Walmart?

The CNGC is responsible for establishing and approving the compensation of the officers subject to Section 16, including the CEO and other NEOs. All members of the CNGC are independent (see page 26 for more information about the CNGC).

The CNGC met eight times in fiscal 2016. During each of these meetings, the CNGC considered executive compensation matters,

including the review and approval of compensation opportunities for our NEOs, the selection of performance metrics aligned with our long-term strategic plan, the setting of performance goals for our annual- and long-term incentive plans, including the difficulty of those goals, and the review of performance against those goals, including compliance and diversity goals.

How does the CNGC set executive compensation?

The CNGC considers a variety of factors in setting TDC for our NEOs, including:

- the overall financial and operating performance of our company and its operating segments and/or areas of responsibility, as applicable;
- each NEO's individual performance and contributions to the achievement of financial goals and operational milestones;

- each NEO's job responsibilities, expertise, historical compensation, and years and level of experience;
- our overall succession planning and the importance of retaining each NEO and each NEO's potential to assume greater responsibilities in the future; and
- peer group data and analyses (see pages 56-58 for more details).

What is the role of management and compensation consultants with respect to executive compensation?

When evaluating, establishing, and approving the compensation of our CEO, the CNGC considers, among other information, the CEO's performance evaluation. Our Chairman, with input from other Board members, evaluates our CEO's performance, and makes recommendations regarding CEO pay with input from our Global People division. Our CEO evaluates the performance of our other NEOs and makes recommendations regarding their pay with input from our Global People division. When making decisions regarding NEO pay, the CNGC also considers recommendations and advice from the CNGC's independent compensation consultant.

Since early 2007, the CNGC has engaged an independent consultant on executive compensation matters. Since early 2010, Pay Governance LLC ("Pay Governance") has been engaged by the CNGC as its independent executive compensation consultant. Under the terms of its engagement, Pay Governance reports directly and exclusively to the CNGC; the CNGC has sole authority to retain, terminate, and approve the fees of

Pay Governance; and Pay Governance may not be engaged to provide any other services to Walmart without the approval of the CNGC. Other than its engagement by the CNGC, Pay Governance does not perform and has never performed any other services for Walmart. The CNGC's independent consultant attends and participates in CNGC meetings at which executive compensation matters are considered, and performs analyses for the CNGC at the CNGC's request, including benchmarking, realizable pay analyses, analyses regarding the alignment of pay and performance, analyses of the correlation between performance measures and shareholder return, and assessments of the difficulty of attaining performance goals. The CNGC annually reviews the independence of Pay Governance in light of SEC rules and NYSE Listed Company Rules regarding compensation consultant independence and has affirmatively concluded that Pay Governance is independent from Walmart and has no conflicts of interest relating to its engagement by the CNGC.

How is peer group data used by the CNGC?

The CNGC reviews publicly available compensation information for three separate peer groups when establishing TDC for our executives. As shown below, Walmart is significantly larger than most of our peer group companies, and as the world's largest retailer, we believe that Walmart's size, extensive international presence, and complex operations result in our NEOs' jobs having a greater level of complexity than similar jobs at many of our peer group companies. For this reason, on an unadjusted

basis, the CNGC seeks to place our NEOs' target TDC near the 75th percentile of comparable positions within our peer groups, taken as a whole. The CNGC's independent compensation consultant has done a statistical analysis of our NEOs' target TDC and found that, on a size-adjusted basis, our NEOs' target TDC are near the median of comparable positions within our peer groups.

Retail Industry Survey. This peer group allows the CNGC to compare our NEO compensation to that of our primary competitors in the retail industry. For fiscal 2016, the Retail Industry Survey included all publicly-traded retail companies with significant U.S. operations with annual revenues exceeding approximately $10 billion. Those companies were:

Amazon.com, Inc.	Lowe's Companies, Inc.
AutoNation, Inc.	Macy's, Inc.
Bed Bath & Beyond Inc.	Nordstrom, Inc.
Best Buy Co., Inc.	Office Depot, Inc.
CarMax, Inc.	Penske Automotive Group, Inc.
Costco Wholesale Corporation	Rite Aid Corporation
CVS Health Corporation	Ross Stores, Inc.
Dollar General Corporation	Safeway Inc.
eBay Inc.	Sears Holdings Corporation
Family Dollar Stores, Inc.	The Sherwin-Williams Company
The Gap, Inc.	Staples, Inc.
The Home Depot, Inc.	SUPERVALU INC.
J. C. Penney Company, Inc.	Target Corporation
Kohl's Corporation	The TJX Companies, Inc.
The Kroger Co.	Walgreen Co.
L Brands, Inc.	Whole Foods Market, Inc.


Retail Industry Survey
FY15 Revenue
$485.7 billion
$20.6 billion
FYE Market Cap
$273.9 billion
$9.9 billion
Walmart
Peer group median

Select Fortune 100. The CNGC also benchmarks our NEO compensation against a select group of companies within the Fortune 100. This group, which we refer to as the "Select Fortune 100," was chosen from among the Fortune 100 by our Global People division, with input from the CNGC's independent consultant. The Select Fortune 100 includes companies whose primary business is not retailing but that are similar to us in one or more ways, such as global operations or complexity of business model or operations. We excluded retailers from this group because those companies were already represented in the Retail Industry Survey. We also excluded companies with business models that are broadly divergent from ours, such as financial institutions and energy companies. The companies included in the Select Fortune 100 when setting fiscal 2016 compensation were:

Archer-Daniels-Midland Company	Johnson & Johnson
AT&T Inc.	Johnson Controls, Inc.
Caterpillar Inc.	McKesson Corporation
Cisco Systems, Inc.	Microsoft Corporation
The Coca-Cola Company	Mondelez International, Inc.
FedEx Corporation	PepsiCo, Inc.
Ford Motor Company	Pfizer Inc.
General Electric Company	Philip Morris International Inc.
Hewlett-Packard Company	The Procter & Gamble Company
Honeywell International Inc.	Twenty-First Century Fox, Inc.
Ingram Micro Inc.	Tyson Foods, Inc.
Intel Corporation	United Parcel Service, Inc.
International Business Machines Corporation	Verizon Communications Inc.


Select Fortune 100
FY15 Revenue
$485.7 billion
$60.7 billion
FYE Market Cap
$273.9 billion
$115.8 billion
Walmart
Peer group median

Top 50. While the Select Fortune 100 includes many larger companies than the Retail Industry Survey, Walmart is still the largest company within the Select Fortune 100 in terms of revenues, and is the third largest in terms of market capitalization. To take into account this size discrepancy and the corresponding complexity of our NEOs' job responsibilities, the CNGC also benchmarks our NEOs' pay against the 50 largest public companies (including selected non-U.S. based companies), excluding Walmart, in terms of market capitalization at the time of the review. Even among the Top 50, Walmart is the largest company in terms of revenue, and in the top quartile in terms of market capitalization. When the CNGC set fiscal 2016 compensation, the companies within the Top 50 were:

Amazon.com, Inc.	L'Oreal
Anheuser-Busch InBev SA/NV	MasterCard, Incorporated
Apple Inc.	Merck & Co., Inc.
AT&T Inc.	Microsoft Corporation
Bayer AG	Nestlé S.A.
Berkshire Hathaway Inc.	Novartis AG
The Boeing Company	Novo Nordisk A/S
BP p.l.c.	Oracle Corporation
British American Tobacco plc	PepsiCo, Inc.
Chevron Corporation	Pfizer Inc.
Cisco Systems, Inc.	Philip Morris International Inc.
The Coca-Cola Company	The Procter & Gamble Company
Comcast Corporation	QUALCOMM Incorporated
Exxon Mobil Corporation	Royal Dutch Shell plc
F. Hoffmann-La Roche Ltd.	Sanofi S.A.
Facebook Inc.	SAP AG
General Electric Company	Schlumberger N.V.
Gilead Sciences, Inc.	Siemens AG
GlaxoSmithKline plc	Telecom Italia S.p.A.
Google Inc.	Total S.A.
The Home Depot, Inc.	United Technologies Corporation
HSBC Holdings plc	Verizon Communications Inc.
Intel Corporation	Visa Inc.
International Business Machines Corporation	Vodafone Group plc
Johnson & Johnson	The Walt Disney Company

Top 50


FY15 Revenue
$485.7 billion
$56.1 billion
FYE Market Cap
$273.9 billion
$156.5 billion
Walmart
Peer group median

The CNGC uses benchmarking data as a general guide to setting appropriately competitive compensation consistent with our emphasis on performance-based compensation. The CNGC did not attempt to quantify or otherwise assign any relative weightings to any of these peer groups or to any particular members of a peer group when benchmarking against them.

While the benchmarking data is generally used for comparable positions, the CNGC also reviews peer group data for retail CEO positions for our executives who lead our operating segments and our Global eCommerce operations. These executives have significant responsibilities and lead organizations that are, considered separately from the rest of our company, larger than many of the other retailers in the retail peer group, and we believe that these positions are often comparable to CEO positions at many of our peer group companies. In addition, from a competitive standpoint, we believe that it is more likely that these leaders would be recruited for a CEO position in the retail industry or elsewhere, rather than for a lateral move. Therefore, the CNGC also benchmarks these executives' compensation against the compensation of CEOs within our retail peer group.

The target TDC opportunity for a particular NEO may be higher or lower, and may differ from the TDC of our other NEOs, depending on a number of factors, including the factors described under "How does the CNGC set executive compensation?" on page 56 above.

For fiscal 2016, Mr. McMillon's target TDC was in the top quartile when compared to CEO positions within the Retail Industry Survey and the Top 50. When compared to CEO positions within the Select Fortune 100, Mr. McMillon's fiscal 2016 target TDC was near the 75th percentile.

For fiscal 2016, Mr. Holley's target TDC was in the top quartile when compared to CFO positions within the Retail Industry Survey, and between the 50th and 75th percentiles when compared to CFO positions within the Select Fortune 100 and Top 50 peer groups.

For fiscal 2016, the target TDC for Mr. Foran, Mr. Cheesewright, Ms. Brewer, and Mr. Ashe were each within the top quartile when compared to divisional president positions within our peer groups. When compared to CEO positions within our peer groups, the TDC of these NEOs was near the median of the Retail Industry Survey, and below the median of the Select Fortune 100 and Top 50.

What other information does the CNGC consider when setting executive pay?

Pay and Performance Alignment. The CNGC reviews an assessment by Pay Governance regarding the alignment of CEO pay and performance, including the appropriateness of CEO pay opportunity compared to peers and the alignment of CEO realizable pay and relative performance. Pay Governance concluded that, on a size-adjusted basis, our CEO's pay opportunity and realizable pay are aligned with Walmart's relative performance.

Tally Sheets. The CNGC also reviews "tally sheets" prepared by our company's Global People division. These tally sheets summarize the total value of the compensation realizable by each NEO for the upcoming fiscal year and quantify the value

of each element of that compensation, including perquisites and other benefits. The tally sheets also quantify the amounts that would be owed to each NEO upon retirement or separation from our company.

Shareholder Feedback. Our shareholders have expressed support for our executive compensation program at each of our last four annual shareholders' meetings. The CNGC considered that support, as well as other feedback from our shareholders, when designing our executive compensation program and establishing our NEOs' compensation opportunities for fiscal 2016.

What are our practices for granting equity awards?

Timing of Equity Awards. The CNGC meets each January to approve and grant annual equity awards to our Executive Officers, including our NEOs, for the upcoming fiscal year. Because of the timing of these meetings, these equity grants are reported in the executive compensation tables appearing in this proxy statement as granted during the prior fiscal year. The CNGC meets again in February and/or March to establish the performance goals applicable to the performance share units and any other performance-based equity granted at the January meeting.

Any special equity grants to Executive Officers during the year are approved by the CNGC at a meeting or by unanimous written consent.

Option Exercise Prices. We have not granted stock options to our Executive Officers since 2007, and stock options are not currently a part of our executive compensation program. If and when we grant stock options in the future, the exercise price will be equal to the fair market value of our common stock on the date of grant.

Does the CNGC take tax consequences into account when setting executive compensation?

Yes. Section 162(m) of the Internal Revenue Code provides that compensation in excess of $1,000,000 paid to certain of our NEOs is generally not deductible by our company unless it is performance-based. The CNGC considers the deductibility of the compensation paid to our NEOs when designing and approving executive compensation. A significant portion of the compensation awarded to our NEOs is intended to satisfy the requirements for deductibility under Section 162(m). Additionally, early in fiscal 2017, the CNGC adopted a policy requiring our "covered employees" to defer annual restricted stock grants until after they separate from employment from Walmart,

subject to certain exceptions. However, to maintain flexibility to compensate our Executive Officers in a manner designed to promote our long-term goals and objectives, the CNGC has not adopted a policy that all compensation must be deductible or have the most favorable tax or accounting treatment available to our company. Rather, in certain circumstances, the CNGC may determine that it is in the best interests of our company to award a particular form of compensation, even if our company may not be able to deduct all of that compensation under federal tax laws.

Do we have employment agreements with our NEOs?

We do not have employment agreements with any of our NEOs. Our NEOs and other Executive Officers are employed on an at-will basis.

Do we have severance agreements with our NEOs?

We have entered into a post-termination and non-competition agreement with each NEO. Each agreement provides that, if we terminate the NEO's employment for any reason other than his or her violation of company policy, we will generally pay the NEO an amount equal to two times the NEO's base salary, one-fourth of which is paid upon termination of employment and the balance of which is paid in installments commencing six months after separation.

Under these agreements, each NEO has agreed that for a period of time following his or her termination of employment, he or she will not participate in a business that competes with us and will not solicit our Associates for employment. For purposes of these agreements, a competing business generally means any retail, wholesale, or merchandising business that sells products of the type sold by Walmart with annual revenues in excess of certain thresholds. These agreements reduce the risk that any of our former NEOs would use the skills and knowledge they gained while with us for the benefit of one of our competitors during a reasonable period after leaving our company. We do not have any contracts or other arrangements with our NEOs

that provide for payments or other benefits upon a change in control of our company.

See "Potential Payments Upon Termination or Change in Control" beginning on page 73 for more information.

Does our compensation program contain any provisions addressing the recovery or non-payment of compensation in the event of misconduct?

Yes. Our MIP and our Stock Incentive Plan both provide that we will recoup awards to the extent required by Walmart policies. Furthermore, our MIP provides that, in order to be eligible to receive an incentive payment, the participant must have complied with our policies, including our Global Statement of Ethics, at all times. It further provides that if the CNGC determines, within twelve months following the payment of an incentive award, that prior to the payment of the award, a participant has violated any of our policies or otherwise committed acts detrimental to the best interests of our company, the participant must repay the

incentive award upon demand. Similarly, our Stock Incentive Plan provides that if the CNGC determines that an Associate has committed any act detrimental to the best interests of our company, he or she will forfeit all unexercised options and unvested Shares of restricted stock and performance shares. In addition, both the MIP and the Stock Incentive Plan provide that all awards under these plans, whether or not previously paid or deferred, will be subject to the company's policies and applicable law regarding clawbacks in effect from time to time.

Are our NEOs subject to any minimum requirements regarding ownership of our stock?

Yes. Our senior officers have been subject to stock ownership guidelines since 2003. In June 2013, our Board strengthened the stock ownership guidelines applicable to our CEO and senior officers, as follows:

- our CEO must maintain beneficial ownership of unrestricted Shares having a market value equal to seven times his current annual base salary; and
- our other NEOs and certain other senior officers must maintain beneficial ownership of unrestricted Shares having a market value equal to five times his or her current annual base salary.

The CEO and other senior officers must satisfy these stock ownership guidelines no later than the fifth anniversary of his or her appointment to a position covered by the stock ownership guidelines. If any covered officer is not in compliance with these stock ownership guidelines, he or she may not sell or otherwise dispose of more than 50 percent of any Shares that vest pursuant to any equity award until such time as he or she is in compliance with the guidelines and such sale would not cause the covered officer to cease to be in compliance with the guidelines. Further, as noted below, any pledged Shares would not be counted when determining whether the officer is in compliance with the guidelines. Currently, each of our NEOs is in compliance with our stock ownership guidelines, as illustrated by the following graph:



*Assumes a stock price of $69.06/Share, which was the closing price of a share on April 1, 2016. Includes Shares that have vested and been deferred. Does not include Shares that have not yet vested or Shares underlying options. Due to their recent promotions, Mr. Cheesewright, Mr. Foran and Mr. Biggs have not yet reached their required compliance dates under our stock ownership guidelines. We expect that Mr. Cheesewright, Mr. Foran and Mr. Biggs will satisfy their stock ownership requirements by their required compliance dates.

Are there any restrictions on an NEO's ability to engage in transactions involving Walmart stock?

Yes. Our Insider Trading Policy contains the following restrictions:

- Our directors and Executive Officers may trade in our stock only during open window periods, and then only after they have pre-cleared transactions with our Corporate Secretary.

- Our directors and Executive Officers may not enter into trading plans pursuant to SEC Rule 10b5-1 without having such plans pre-approved by our Corporate Secretary.

- Our directors and Executive Officers may not at any time engage in hedging transactions (such as swaps, puts and calls, collars, and similar financial instruments) that would eliminate or limit the risks and rewards of Walmart stock ownership.

- Our directors and Executive Officers may not at any time engage in any short selling, buy or sell options, puts or calls, whether exchange-traded or otherwise, or engage in any other transaction in derivative securities that reflects speculation about the price of our stock or that may place their financial interests against the financial interests of our company.

- Our directors and Executive Officers are prohibited from using Walmart stock as collateral for any margin loan.

- Before using Walmart stock as collateral for any other borrowing, our directors and Executive Officers must satisfy the following requirements:

  - The pledging arrangement must be pre-approved by Walmart's Corporate Secretary; and

  - Any Walmart Shares pledged will not be counted when determining whether the director or Executive Officer is in compliance with our stock ownership guidelines.

Currently, none of our Independent Directors or Executive Officers has any pledging arrangements in place involving Walmart stock. One Outside Director not standing for reelection has pledged Shares representing less than one percent of his sole and shared beneficial ownership of Shares as security for a line of credit, as disclosed on page 76 under "Holdings of Officers and Directors."

Risk Considerations in our Compensation Program

The CNGC, pursuant to its charter, is responsible for reviewing and overseeing the compensation and benefits structure applicable to our Associates generally, including any risks that may arise from our compensation program. We do not believe that our compensation policies and practices for our Associates give rise to risks that are reasonably likely to have a material adverse effect on our company. In reaching this conclusion, we considered the following factors:

- Our compensation program is designed to provide a mix of both fixed and variable incentive compensation.

- Our performance-based compensation is balanced between an annual incentive and a long-term incentive program. We believe this design mitigates any incentive for short-term risk-taking that could be detrimental to our company's long-term best interests.

- Our incentive compensation programs reward performance based on a mix of operating income-based metrics; sales-based metrics; and return on investment. We believe that this mix of performance metrics mitigates any incentive to seek to maximize performance under one metric to the detriment of performance under other metrics. For example, our long-term performance share plan is based equally on sales and ROI performance. We believe that this structure mitigates any incentive to pursue strategies that would increase our sales at the detriment of ROI performance. The CNGC regularly reviews the mix and weightings of the performance metrics used in our incentive compensation programs and has concluded that they are aligned with our strategy and provide appropriate incentives to encourage sustainable shareholder value creation.

- Maximum payouts under both our annual cash incentive plan and our performance share unit program are capped at 125 percent and 150 percent of target payouts, respectively. We believe that these limits mitigate excessive risk-taking, since the maximum amount that can be earned in a single performance cycle is limited.

- A significant percentage of our management's incentive compensation is based on the performance of our total company. This is designed to mitigate any incentive to pursue strategies that might maximize the performance of a single operating segment or area of responsibility to the detriment of our company as a whole.

- Our senior executives are subject to robust stock ownership guidelines, which we believe motivate our executives to consider the long-term interests of our company and our shareholders and discourage excessive risk-taking that could negatively impact our stock price.

- Our performance-based incentive compensation programs are designed with payout curves that are relatively smooth and do not contain steep payout "cliffs" that might encourage short-term business decisions in order to meet a payout threshold.

- Our Executive Officers' cash incentive payments are subject to reduction or elimination if compliance objectives are not satisfied.

Finally, our cash incentive plan and our Stock Incentive Plan both contain robust "clawback" provisions under which awards may be recouped or forfeited if an Associate has not complied with our policies, including our Global Statement of Ethics, or has committed acts detrimental to the best interests of our company.

Compensation Committee Report

The CNGC has reviewed and discussed with our company's management the CD&A included in this proxy statement and, based on that review and discussion, the CNGC recommended to the Board that the CD&A be included in this proxy statement.

The CNGC submits this report:

Aida M. Alvarez
Marissa A. Mayer
Steven S Reinemund
Kevin Y. Systrom
Linda S. Wolf, *Chair*

Compensation Committee Interlocks and Insider Participation

None of the directors who served on the CNGC at any time during fiscal 2016 were officers or Associates of Walmart or were former officers or Associates of Walmart. Further, none of the members who served on the CNGC at any time during fiscal 2016 had any relationship with our company requiring disclosure under the section of this proxy statement entitled "Related Person Transactions." Finally, no Executive Officer serves, or in the past fiscal year has served, as a director of, or as a member of the compensation committee (or other board committee performing equivalent functions) of, any entity that has one or more of its executive officers serving as a director of Walmart or as a member of the CNGC.

Summary Compensation

Name and Principal Position (a)	Fiscal Year ended Jan. 31 (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($)
C. Douglas McMillon	2016	1,263,231	0	14,270,786	3,406,971	404,755	463,054	19,808,797
President and CEO	2015	1,200,930	0	14,597,374	2,878,272	322,359	393,673	19,392,608
	2014	954,408	0	23,011,020	1,035,019	338,400	254,091	25,592,938
Charles M. Holley, Jr.	2016	942,112	0	0	1,589,485	173,941	300,828	3,006,366
Executive Vice President and CFO	2015	885,165	0	4,798,975	1,349,190	137,129	261,382	7,431,841
	2014	793,617	0	6,227,241	827,762	140,435	210,336	8,199,391
M. Brett Biggs	2016	623,126	0	6,864,337	924,965	81,490	119,140	8,613,058
Executive Vice President and CFO								
Gregory S. Foran	2016	976,334	0	7,035,147	2,491,090	5,929	1,035,779	11,544,279
Executive Vice President	2015	846,910	500,000	15,781,823	1,273,491	4,084	1,128,815	19,535,123
David Cheesewright	2016	1,033,037	500,939	5,880,740	2,470,649	0	286,240	10,171,605
Executive Vice President	2015	1,152,850	551,852	5,598,373	2,503,814	605,579	252,586	10,665,054
Rosalind G. Brewer	2016	921,202	0	5,570,944	1,812,431	20,130	130,018	8,454,725
Executive Vice President	2015	893,819	0	6,698,382	1,711,746	11,051	245,237	9,560,235
	2014	843,544	0	9,181,738	1,281,066	8,166	349,909	11,664,423
Neil M. Ashe	2016	1,000,058	0	7,499,377	2,072,591	5,746	253,394	10,831,166
Executive Vice President	2015	935,303	0	6,648,142	1,618,926	2,205	232,199	9,436,775
	2014	843,544	0	11,252,483	1,030,705	842	51,169	13,178,743

Explanation of information in the columns of the table:

Name and Principal Position and Fiscal Year ended Jan. 31 (columns (a) and (b))

Disclosure regarding Ms. Brewer's compensation for fiscal 2016 is not required under SEC rules. Nevertheless, we have included compensation information for Ms. Brewer on the same basis as our other NEOs. We chose to include this information for continuity purposes, as we expect that the executive officers required to be included as NEOs will vary from year-to-year among the executives included in the table.

Mr. Foran and Mr. Cheesewright were NEOs for the first time in fiscal 2015. Accordingly, only information relating to their fiscal 2015 and fiscal 2016 compensation is included in the compensation tables and related disclosures. Mr. Biggs was an NEO for the first time in fiscal 2016. Accordingly, only information relating to his fiscal 2016 compensation is included in the compensation tables and related disclosures.

Salary (column (c))

Represents salaries earned during the fiscal years shown. Mr. Cheesewright's salary is paid in Canadian dollars, and is reported here using an average exchange rate during fiscal 2016 of 1 CAD = 0.7730 USD, and during fiscal 2015 of 1 CAD = 0.8984 USD. Mr. McMillon and Mr. Holley elected to defer $130,000 and $312,000 of their fiscal 2016 base salaries, respectively, in each case under the Deferred Compensation Matching Plan. See page 72 for further details.

Bonus (column (d))

The fiscal 2016 amount for Mr. Cheesewright represents an additional cash incentive based on Mr. Cheesewright's individual performance during fiscal 2016, as further described in the CD&A on page 55. The amount for Mr. Cheesewright was paid in Canadian dollars, and is reported here using an average exchange rate during fiscal 2016 of 1 CAD = 0.7730 USD.

Stock Awards (column (e))

The CNGC generally grants equity awards to our Executive Officers each January, just prior to the end of our fiscal year, that are intended as part of each Executive Officer's compensation opportunity for the following year. Under the SEC's rules, however, these awards are reported as compensation for the year in which the grant date falls. Accordingly, this column includes, for each NEO, an award of restricted stock (or, in the case of Mr. Cheesewright, restricted stock units) and performance share units approved by the CNGC on January 25, 2016. This column also includes, for Mr. Biggs, his fiscal 2016 annual award, which was made in April 2015 prior to his promotion to his current position. As described on page 55 of the CD&A, Mr. Biggs was also granted additional "feather in" performance share units during fiscal 2016, as is customary when executives are promoted to significantly larger roles. The value of these additional awards are included in the amount in this column for Mr. Biggs.

In accordance with SEC rules, the amounts included in this column are the grant date fair value for awards granted in the fiscal years shown, computed in accordance with the stock-based compensation accounting rules that are a part of GAAP (as set forth in Financial Accounting Standards Board's Accounting Standards Codification Topic 718), but excluding the effect of any estimated forfeitures of such awards.

The number of performance share units that vest, if any, depends on whether we achieve certain levels of performance with respect to certain performance measures. The grant date fair values of the performance share units included in this column are based on payouts at target, which we have determined, in accordance with the stock-based compensation accounting rules, to be the probable levels of achievement of the performance goals related to those awards. The table below shows the grant date fair value of the performance share awards granted to each NEO during fiscal 2016, assuming that: (i) our performance with respect to those performance measures will be at target levels (i.e., probable performance); and (ii) our performance with respect to those performance measures will be at levels that would result in a maximum payout. The grant date fair value of each performance share unit was determined based on the closing price of a Share on the NYSE on the grant date discounted for the expected dividend yield for such Shares during the vesting period:

Name	Fiscal Year of Grant	Grant Date Fair Value (Probable Performance) ($)	Grant Date Fair Value (Maximum Performance) ($)
C. Douglas McMillon	2016	10,428,317	15,642,476
M. Brett Biggs	2016	5,864,338	8,796,565
Gregory S. Foran	2016	4,410,157	6,615,235
David Cheesewright	2016	4,410,157	6,615,235
Rosalind G. Brewer	2016	4,070,923	6,106,384
Neil M. Ashe	2016	4,749,391	7,124,086

Option Awards (column (f))

We have omitted this column because we did not grant any option awards to NEOs during fiscal 2016, and stock options are not currently part of our executive compensation program.

Non-Equity Incentive Plan Compensation (column (g))

These amounts represent annual cash incentive payments earned by our NEOs for performance during fiscal 2016, fiscal 2015, and fiscal 2014, respectively, but paid to our NEOs during the following fiscal year. For Mr. Foran, this amount also includes a cash incentive payment related to his prior service as President and CEO of Walmart China, as described in the CD&A on page 54. Mr. Cheesewright's cash incentive is paid in Canadian dollars, and is reported here using an average exchange rate during fiscal 2016 of 1 CAD = 0.7730 USD. Certain of our NEOs elected to defer a portion of their annual cash incentive payment for fiscal 2016, as follows:

Name	Amount of Fiscal 2016 Cash Incentive Deferred ($)
C. Douglas McMillon	1,703,485
Charles M. Holley, Jr.	838,165
M. Brett Biggs	462,482
Neil M. Ashe	2,072,591

Change in Pension Value and Nonqualified Deferred Compensation Earnings (column (h))

The amounts shown in this column represent above-market interest credited on deferred compensation under our company's nonqualified deferred compensation plans, as calculated pursuant to Item 402(c)(2)(viii)(B) of SEC Regulation S-K. Mr. Cheesewright participates in pension plans administered by Asda, the company's U.K. subsidiary. During fiscal 2016, the actuarial present value of Mr. Cheesewright's accumulated benefit in these plans decreased by $140,574 (converting from British Pounds using an average exchange rate during fiscal 2016 of 1 GBP = 1.5235 USD. These pension plans were closed to participants in 2011, but participants' account balances are adjusted for inflation until they begin to receive distributions from the plan. See the Pension Benefits table on page 70 for more information.

All Other Compensation (column (i))

"All other compensation" for fiscal 2016 includes the following amounts:

Name	401(k) Plan Matching Contributions ($)	Personal Use of Company Aircraft ($)	Company Contributions to Deferred Compensation Plans ($)
C. Douglas McMillon	15,900	113,738	328,899
Charles M. Holley, Jr.	15,900	93,602	186,310
M. Brett Biggs	15,900	3,809	95,809
Gregory S. Foran	15,900	105,031	0
David Cheesewright	0	188,184	9,806*
Rosalind G. Brewer	15,900	100,677	0
Neil M. Ashe	15,900	64,034	168,218

The value shown for personal use of Walmart aircraft is the incremental cost to our company of such use, which is calculated based on the variable operating costs to our company per hour of operation, which include fuel costs, maintenance, and associated travel costs for the crew. Fixed costs that do not change based on usage, such as pilot salaries, depreciation, insurance, and rent, are not included.

*The amount for Mr. Cheesewright was denominated in Canadian dollars, and is reported here using an average exchange rate during fiscal 2016 of 1 CAD = 0.7730 USD.

"All other compensation" for fiscal 2016 also includes the following amounts:

- $116,696 in relocation expenses for Mr. Foran. Mr. Foran served on two separate expatriate assignments during fiscal 2015, and was relocated twice, first from China to Hong Kong, and then to Walmart's headquarters in Bentonville, Arkansas. The company paid or reimbursed standard relocation expenses in connection with these moves, including travel, movement of household goods, and temporary housing. Mr. Foran did not receive any reimbursement for any loss on the sale of a residence. A portion of the expenses related to these relocations was incurred in fiscal 2016.

- $673,462 in tax equalization for Mr. Foran related to his prior expatriate assignments. In accordance with our tax equalization policy for all expatriates, we made certain income tax payments on Mr. Foran's behalf so that Mr. Foran's effective income tax obligation was equal to what it would have been if all of his fiscal 2016 taxable income was subject only to state and federal income taxes in the U.S.

- $117,042 in tax gross-ups for Mr. Foran related to: (i) Mr. Foran's relocation benefits described above, and (ii) tax preparation services provided to Mr. Foran related to his prior expatriate service.

- $76,715 in tax gross-ups for Mr. Cheesewright related to: (i) Mr. Cheesewright's use of corporate aircraft to travel from his residence in Canada to the company's headquarters in Bentonville, Arkansas, and (ii) tax preparation services provided to Mr. Cheesewright related to his prior expatriate service.

Certain of the amounts for Mr. Foran described above were paid in Chinese Yuan Renminbi (CNY) and have been reported here using an average exchange rate during fiscal 2016 of 1 CNY = 0.1594 USD.

The amounts in this column for fiscal 2016 also include tax gross-up payments to our other NEOs in amounts less than $10,000. The amounts in this column for fiscal 2016 also include the cost of term life insurance premiums for each of our NEOs and physical examinations for Mr. Biggs, Mr. Foran, Ms. Brewer, and Mr. Ashe, as well as the cost of tax preparation services for Mr. Foran and Mr. Cheesewright related to their prior expatriate service. The values of these personal benefits are based on the incremental aggregate cost to our company and are not individually quantified because none of them individually exceed the greater of $25,000 or 10% of the total amount of perquisites or personal benefits provided to such NEO.

Fiscal 2016 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	Grant Date Fair Value of Stock and Option Awards ($) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)		
C. Douglas McMillon		1,526,400	4,070,400	5,088,000					
	1/25/16				90,839[1]	181,678[1]	272,517[1]		10,428,317
	1/25/16							60,559[6]	3,842,469
M. Brett Biggs		637,500	1,700,000	2,125,000					
	1/25/16				17,731[1]	35,461[1]	53,192[1]		2,035,461
	1/25/16				13,086[2]	26,171[2]	39,257[2]		1,555,604
	1/25/16				12,846[3]	25,692[3]	38,538[3]		1,579,030
	4/2/15				4,645[4]	9,290[4]	13,935[4]		694,242
	1/25/16							11,820[6]	749,979
	4/2/15							3,097[6]	250,021
Gregory S. Foran		904,868	2,412,982	3,016,227					
	1/25/16				38,416[1]	76,832[1]	115,248[1]		4,410,157
	1/25/16					15,760[5]			999,972
	1/25/16							25,611[6]	1,625,018
David Cheesewright		990,920	2,642,452	3,303,065					
	1/25/16				38,416[1]	76,832[1]	115,248[1]		4,410,157
	1/25/16							25,611[7]	1,470,584
Rosalind G. Brewer		851,007	2,269,351	2,836,689					
	1/25/16				35,461[1]	70,922[1]	106,383[1]		4,070,923
	1/25/16							23,641[6]	1,500,021
Neil M. Ashe		931,224	2,483,263	3,104,079					
	1/25/16				41,371[1]	82,742[1]	124,113[1]		4,749,391
	1/25/16					15,760[5]			999,972
	1/25/16							27,581[6]	1,750,014

As a result of his retirement, Mr. Holley did not receive any equity awards during fiscal 2016 and is not eligible to earn any additional non-equity incentive awards. Therefore, he is omitted from this table.

Explanation of information in the columns of the table:

Estimated Future Payments Under Non-Equity Incentive Plan Awards (columns (c), (d) and (e))

The amounts in these columns represent the threshold, target, and maximum amounts of potential annual cash incentive payments that may be earned by our NEOs under the Management Incentive Plan for performance during fiscal 2017. The performance measures and weightings applicable to these awards for each of our NEOs are as follows:

Name		Weighting	
C. Douglas McMillon	75% Total Company Operating Income		25% Total Company Sales
M. Brett Biggs	75% Total Company Operating Income		25% Total Company Sales
Gregory S. Foran	25% Total Company Operating Income 50% Walmart U.S. Operating Income		25% Walmart U.S. Sales
David Cheesewright	25% Total Company Operating Income 50% Walmart International Operating Income		25% Walmart International Sales
Rosalind G. Brewer	25% Total Company Operating Income 50% Sam's Club Operating Income		25% Sam's Club Sales
Neil M. Ashe	20% Total Company Operating Income 20% Global eCommerce Operating Income		25% Total Company Sales 35% Global eCommerce Gross Merchandise Value

The CD&A provides additional information regarding our annual cash incentive plan. The amounts for Mr. Cheesewright are payable in Canadian dollars and are reported in these columns using an exchange rate of 1 CAD = 0.7730 USD, which is an average exchange rate during fiscal 2016.

Estimated Future Payouts Under Equity Incentive Plan Awards (columns (f), (g), and (h))

The amounts in these columns marked with a (1), (2) and (3) represent the threshold, target, and maximum number of Shares that may vest with respect to performance share units granted during fiscal 2016. Holders of performance share units do not earn dividends or enjoy other rights of shareholders until such performance share units have paid out. The CD&A provides additional information regarding our performance share program and the related performance measures. The CNGC annually establishes performance measures and goals for each fiscal year within each performance period. For fiscal 2017, the applicable performance measures are: (i) return on investment; and (ii) sales growth of our company or one of its operating segments, depending on each NEO's primary area of responsibility. Each NEO's performance measure weighting for fiscal 2017 is as follows:

Name	Weighting	
C. Douglas McMillon	50% Total Company Return on Investment	50% Total Company Sales
M. Brett Biggs	50% Total Company Return on Investment	50% Total Company Sales
Gregory S. Foran	50% Total Company Return on Investment	50% Walmart U.S. Sales
David Cheesewright	50% Total Company Return on Investment	50% Walmart International Sales
Rosalind G. Brewer	50% Total Company Return on Investment	50% Sam's Club Sales
Neil M. Ashe	50% Total Company Return on Investment	50% Total Company Sales

Amounts marked with a (1) are performance share units with a performance cycle ending January 31, 2019, with vesting based on an average of performance compared to the applicable performance goals during fiscal 2017, fiscal 2018, and fiscal 2019.

Amounts marked with a (2) are performance share units with a performance cycle ending January 31, 2018, with vesting based on an average of performance compared to the applicable performance goals during fiscal 2017 and fiscal 2018.

Amounts marked with a (3) are performance share units with a performance cycle ending January 31, 2017, with vesting based on an average of performance compared to the applicable performance goals during fiscal 2015, fiscal 2016, and fiscal 2017.

Amounts marked with a (4) are performance share units with a performance cycle ending January 31, 2018, with vesting based on an average of performance compared to the applicable performance goals during fiscal 2016, fiscal 2017, and fiscal 2018.

The additional amounts marked with a (5) represent performance-based restricted stock granted to Mr. Foran and Mr. Ashe. One half of these shares are scheduled to vest on January 31, 2017, and the other half on January 31, 2018, so long as the applicable performance goals are satisfied. In order for one-half of the shares granted to Mr. Foran to vest, Walmart U.S. must meet a specified goal with respect to operating, selling, general and administrative expenses during fiscal 2017. In order for one-half of the shares granted to Mr. Ashe to vest, Walmart must meet a specified expansion goal with respect to the availability of Walmart's online grocery services in the U.S. by the end of fiscal 2017. The vesting of the other half of these shares will be conditioned on fiscal 2018 performance goals to be established by the CNGC at a later date.

All Other Stock Awards: Number of Shares of Stock or Units (column (i))

The amounts in this column represent Shares of restricted stock and restricted stock units granted under the Stock Incentive Plan. Restricted stock and restricted stock units vest based on the continued service of the NEO as an Associate through the vesting date. Amounts marked with a (6) are Shares of restricted stock scheduled to vest on the third anniversary of the grant date, and amounts marked with a (7) are restricted stock units scheduled to vest on the third anniversary of the grant date.

All Other Option Awards: Number of Securities Underlying Options and Exercise or Base Price of Option Awards (columns (j) and (k))

These columns are omitted because options are not currently part of our executive compensation program and Walmart did not grant options to NEOs during fiscal 2016.

Grant Date Fair Value of Stock and Option Awards (column (l))

Fair values of equity awards are computed in accordance with the stock-based compensation accounting rules, and exclude the effect of any estimated forfeitures. The grant date fair values of performance share units are based on the probable outcome of those awards on the date of grant. The fair value of performance share units and restricted stock units is discounted for the expected dividend yield during the vesting period. The grant date fair value of the equity awards awarded on January 25, 2016 was determined based on a per-Share amount of $63.45, which was the closing price of a Share on the NYSE on that date. Performance share units granted on January 25, 2016 with a performance cycle ending January 31, 2019 were valued using a discounted per-Share value of $57.40. Performance share units granted on January 25, 2016 with a performance cycle ending January 31, 2018 were valued using a discounted per-Share value of $59.44. Performance share units granted January 25, 2016 with a performance cycle ending January 31, 2017 were valued using a discounted per-Share value of $61.46. Performance share units granted on April 2, 2015 with a performance cycle ending January 31, 2018 were valued using a discounted per-Share value of $74.73. Restricted stock units granted on January 25, 2016 with a vesting date of January 25, 2019 were valued using a discounted per-Share value of $57.42. Restricted stock granted on April 2, 2015 was valued at $80.73/Share, which was the closing price of a Share on the NYSE on that date.

Outstanding Equity Awards at Fiscal 2016 Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
C. Douglas McMillon	75,063			47.96	1/21/2017	152,623	10,128,062	457,871	30,384,320
Charles M. Holley, Jr.*						0	0	74,161	4,921,324
M. Brett Biggs						35,883	2,381,196	106,383	7,059,576
Gregory S. Foran						70,040	4,647,854	202,600	13,444,536
David Cheesewright						62,691	4,160,175	188,073	12,480,524
Rosalind G. Brewer	8,071			48.32	10/14/2016	84,673	5,618,900	182,163	12,088,337
	2,723			47.26	3/11/2017				
Neil M. Ashe						95,093	6,310,371	228,283	15,148,860

* All unvested and unearned equity awards held by Mr. Holley were forfeited as of his retirement on February 1, 2016.

Explanation of information in the columns of the table:

Number of Shares or Units of Stock that Have Not Vested (column (g))

The amounts in this column represent Shares of restricted stock and restricted stock units with service-based vesting requirements (restricted stock units are identified with an asterisk in the table below), scheduled to vest in amounts and on the dates shown in the following table:

Vesting Date	C. Douglas McMillon	M. Brett Biggs	Gregory Foran	David Cheesewright	Rosalind G. Brewer	Neil M. Ashe
February 13, 2016	—	5,503	—	—	—	—
February 15, 2016	—	—	2,381*	—	—	—
April 5, 2016	—	3,204	2,563*	—	—	—
May 31, 2016	—	—	9,769*	—	—	—
November 28, 2016	—	—	2,918	—	—	—
December 13, 2016	—	—	—	—	—	13,437
January 24, 2017	48,710	—	—	20,156*	20,156	23,515
January 28, 2017	—	—	—	—	10,815	10,815
February 7, 2017	—	9,003	—	—	—	—
April 4, 2017	—	3,256	2,605*	—	—	—
August 22, 2017	—	—	3,404*	—	—	—
September 25, 2017	—	—	—	—	13,137	—
January 26, 2018	43,354	—	18,335	16,924*	16,924	19,745
February 15, 2018	—	—	2,454*	—	—	—
March 13, 2018	—	3,097	—	—	—	—
January 25, 2019	60,559	11,820	25,611	25,611*	23,641	27,581

Market Value of Shares or Units of Stock That Have Not Vested (column (h))

This column shows the market value of the Shares of restricted stock and restricted stock units in column (g), based on the closing price of a Share on the NYSE on the last trading day of fiscal 2016 ($66.36 on January 29, 2016).

Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (column (i))

The amounts in this column represent performance share units held by our NEOs, the vesting of which is subject to our company meeting certain performance goals as described in the CD&A and in the notes to the Summary Compensation and Fiscal 2016 Grants of Plan-Based Awards tables. The amounts in this column assume that performance share units will vest at target levels. The target number of Shares scheduled to vest for each of the NEOs on January 31, 2017, 2018, and 2019 if target level performance goals are met are as follows:

Name	Scheduled to Vest 1/31/2017	Scheduled to Vest 1/31/2018	Scheduled to Vest 1/31/2019
C. Douglas McMillon	146,130	130,063	181,678
Charles M. Holley, Jr.	40,312*	33,849*	0
M. Brett Biggs	35,461	35,461	35,461
Gregory S. Foran	62,884	62,884	76,832
David Cheesewright	60,468	50,773	76,832
Rosalind G. Brewer	60,468	50,773	70,922
Neil M. Ashe	78,426	67,115	82,742

* These performance share units were forfeited upon Mr. Holley's retirement on February 1, 2016.

These numbers also include 15,760 Shares of performance-based restricted stock held by Mr. Foran and 15,760 Shares of performance-based restricted stock held by Mr. Ashe scheduled to vest one half on January 31, 2017 and one-half on January 31, 2018. The vesting of these Shares is contingent on satisfying the performance goals described in the CD&A and in the notes to the Fiscal 2016 Grants of Plan-Based Awards table.

Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (column (j))

This column shows the market value of the performance share units in column (i), assuming target payouts and based on the closing price of a Share on the NYSE on the last trading day of fiscal 2016 ($66.36 on January 29, 2016).

Fiscal 2016 Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
C. Douglas McMillon	15,660	226,577	152,678	10,082,011
Charles M. Holley, Jr.			121,447	8,109,132
M. Brett Biggs			22,822	1,639,577
Gregory S. Foran			52,435	3,494,874
David Cheesewright			50,346	3,345,995
Rosalind G. Brewer			69,862	4,879,965
Neil M. Ashe			63,798	4,199,298

Explanation of information in the columns of the table:

Value Realized on Exercise (column (c))

This amount equals the difference between the market price of a Share on the NYSE on the exercise date and the option exercise price, multiplied by the number of Shares acquired upon exercise.

Number of Shares Acquired on Vesting (column (d))

12,560 of the shares shown for Mr. Foran represent the vesting of cash-settled awards. The receipt of certain of the shares shown in this column was deferred until a future date, as shown on the table below:

Name	Shares Deferred (#)
C. Douglas McMillon	106,605
Charles M. Holley, Jr.	105,879
M. Brett Biggs	10,337
Gregory S. Foran	3,024
Rosalind G. Brewer	67,414
Neil M. Ashe	31,464

Value Realized on Vesting (column (e))

The values in this column equal the number of Shares vested multiplied by the fair market value of a Share, as defined in the Stock Incentive Plan, on the various vesting dates.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
David Cheesewright	Asda Group Pension Scheme	11.5	1,922,657	0
	Asda Unfunded Unapproved Retirement Benefit Scheme	11.1	1,995,785	0

(1) These amounts were valued in Great British Pounds (GBP) and have been reported here using average currency exchange rates during fiscal 2016 of 1 GBP = 1.5235 USD.

In connection with his former employment with Asda, Mr. Cheesewright is a participant in the Asda Group Pension Scheme, the pension plan for colleagues of Asda. The plan provides for an annual pension, payable for life, based on the participant's years of participation in the plan and salary at the date of retirement from Asda. Pension benefits are generally payable beginning at age 60, but a participant may receive payments beginning at age 55, subject to a reduction in the pension amount. Both before and after payment commences, the pension amount increases in line with inflation, subject to an annual limitation. On death either before or after payment commences, the plan provides for payment of spouse's and dependents' pensions. Mr. Cheesewright's balance in this plan was partially funded by his own contributions to the plan and partially funded by Asda. The Asda Group Pension Plan was frozen to new contributions in February 2011.

Also in connection with his former employment with Asda, Mr. Cheesewright participates in the Asda Unfunded Unapproved Retirement Benefits Scheme, a non-tax qualified pension plan which commenced in January 2000 and was open to Asda colleagues with salary in excess of the salary cap that applied in the Asda Group Pension Scheme. The Asda Unfunded Unapproved Retirement Benefits Scheme provides benefits using the same accrual formula as the Asda Group Pension Scheme, but benefits are limited according to a salary cap based on seniority. Mr. Cheesewright did not contribute to this plan and his plan balance was funded by Asda. The Asda Unfunded Unapproved Retirement Benefits Scheme was frozen to new participants in February 2011.

The table above reflects the present value of benefits accrued by Mr. Cheesewright from the Asda Group Pension Scheme and the Asda Unfunded Unapproved Retirement Benefits Scheme. The amount was computed in accordance with U.S. GAAP using the following assumptions: (i) a retirement age of 60 (the earliest age at which Mr. Cheesewright could retire without any benefit reduction due to age); (ii) an annual salary increase of 3.0%; and (iii) an assumed inflation rate of 1.25% per year.

Fiscal 2016 Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($) (b)	Company Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
C. Douglas McMillon	8,856,342	328,899	2,154,524	4,405,360	63,418,718
Charles M. Holley, Jr.	8,223,138	186,310	780,757	2,333,080	27,718,988
M. Brett Biggs	1,194,796	95,809	277,200	314,694	7,255,613
Gregory S. Foran	237,172	0	63,243	0	2,000,372
David Cheesewright	0	9,806*	(515)*	0	9,291*
Rosalind G. Brewer	4,708,945	0	199,724	0	9,588,075
Neil M. Ashe	4,124,407	168,218	117,091	0	7,982,328

* Denominated in Canadian dollars and converted to U.S. dollars using an average exchange rate during fiscal 2016 of 1 CAD = 0.7730 USD.

Explanation of information in the columns of the table:

Executive Contributions in Last FY (column (b))

These amounts represent salary, cash incentive payments, and/or the value of equity awards that vested during fiscal 2016 but the receipt of which was deferred. This includes amounts earned during fiscal 2016 but credited to such NEOs' deferred compensation accounts after the end of fiscal 2016. Salary and cash incentive payments deferred are included in the Summary Compensation table under "Salary" and "Non-Equity Incentive Plan Compensation," respectively, for fiscal 2016. Deferrals of equity awards were deferred upon vesting pursuant to an election made in a prior year by the NEO or pursuant to the terms of the awards, and deferred equity is valued using the closing Share price on the NYSE on the last trading day prior to the deferral date. The following table shows the deferred portion of each NEO's salary, cash incentive payments, and equity awards that vested in fiscal 2016, and the form of deferral:

Name	Contributions	Form of Deferral	Amount ($)
C. Douglas McMillon	Salary	Cash	130,000
	Cash Incentive	Cash	1,703,485
	Equity	Share Units	7,022,857
Charles M. Holley, Jr.	Salary	Cash	312,000
	Cash Incentive	Cash	838,165
	Equity	Share Units	7,072,973
M. Brett Biggs	Salary	Cash	0
	Cash Incentive	Cash	462,482
	Equity	Share Units	732,314
Gregory S. Foran	Salary	Cash	0
	Cash Incentive	Cash	0
	Equity	Share Units	237,172
Rosalind G. Brewer	Salary	Cash	0
	Cash Incentive	Cash	0
	Equity	Share Units	4,708,945
Neil M. Ashe	Salary	Cash	0
	Cash Incentive	Cash	2,072,591
	Equity	Share Units	2,051,816

Company Contributions in Last FY (column (c))

The amounts in this column represent participation incentive contributions under the ODCP and matching contributions to the DCMP, as shown in the table below. See "Walmart's Deferred Compensation Plans" on page 72 for more information on company contributions under these plans. Because Mr. Ashe has not yet participated in the DCMP for three years, his company contribution is not yet vested and is subject to forfeiture.

Name	ODCP Participation Incentive ($)	DCMP Matching Contributions ($)
C. Douglas McMillon	64,892	264,007
Charles M. Holley, Jr.	50,442	135,868
M. Brett Biggs	19,401	76,408
Neil M. Ashe	0	168,218

For Mr. Cheesewright, the amount in this column represents a company contribution under the Walmart Canada Deferred Profit Sharing Plan (the "DPSP"). Because Mr. Cheesewright has not participated in the DPSP for two years, his company contribution is not yet vested and is subject to forfeiture. For more information on the DPSP, see "Walmart's Deferred Compensation Plans" on page 72.

Aggregate Earnings in Last FY (column (d))

The amounts in this column represent all interest on ODCP and DCMP account balances, SERP earnings, and dividend equivalents and interest earned on dividend equivalents in equity deferral accounts under the Stock Incentive Plan during fiscal 2016, as shown in the table below. The "above market" portion of this interest and earnings is included in the fiscal 2016 amounts in the Summary Compensation table under "Change in Pension Value and Nonqualified Deferred Compensation Earnings."

Name	ODCP Interest ($)	DCMP Interest ($)	SERP Interest ($)	Dividend Equivalents and Interest ($)
C. Douglas McMillon	852,368	173,245	46,369	1,082,542
Charles M. Holley, Jr.	328,892	144,533	25,915	281,417
M. Brett Biggs	134,541	74,151	8,250	60,258
Gregory S. Foran	0	14,583	0	48,660
Rosalind G. Brewer	1,476	42,187	6,467	149,594
Neil M. Ashe	0	5,023	0	112,068

For Mr. Cheesewright, the amount in this column represents a loss attributable to the investments allocated to Mr. Cheesewright's account under the DPSP.

Aggregate Withdrawals/Distributions (column (e))

The amounts in this column represent the value of Shares of previously deferred restricted stock and performance share units that were distributed during fiscal 2016. The amount reported in this column represents the fair market value of the Shares on the last trading day prior to the distribution date, plus dividend equivalents and interest on such dividend equivalents.

Aggregate Balance at Last FYE (column (f))

The aggregate balance for each NEO includes certain amounts included in the Summary Compensation table in prior fiscal years, as shown in the following table. The deferred equity amounts included in the table below are valued using the closing Share price on the NYSE on the last trading day of fiscal 2016, with the exception of deferred performance shares with a performance period ending January 31, 2016 which are valued using the fair market value of a Share, as defined in the Stock Incentive Plan, on March 2, 2016, the date such performance shares were credited to the NEOs' deferral accounts.

Name	Amount Previously Reported on Summary Compensation Table ($)	Fiscal Years When Reported
C. Douglas McMillon	31,246,228	2009-2015
Charles M. Holley, Jr.	18,145,224	2011-2015
Gregory S. Foran	4,084	2015
Rosalind G. Brewer	5,993,743	2013-2015
Neil M. Ashe	5,591,550	2012-2015

Walmart's Deferred Compensation Plans

Under the Deferred Compensation Matching Plan, officers may elect to defer base salary and cash incentive amounts until separation of employment or until a specified payment date. Interest accrues on amounts deferred at an interest rate set annually based on the ten-year Treasury note yield on the first business day of January plus 2.70%. For fiscal 2016, the interest rate was 4.82%. In addition, our company allocates to each participant's account a matching contribution of up to 6% of the amount by which the participant's base salary and cash incentive payment exceed the then-applicable limitation in Section 401(a)(17) of the Internal Revenue Code. A participant is required to be employed on the last day of the fiscal year to receive a matching contribution for that year. A participant will become vested in the matching contribution credited to his or her account once the participant has participated in the Deferred Compensation Matching Plan for three plan years after his or her initial deferral.

The Deferred Compensation Matching Plan replaced the Officer Deferred Compensation Plan effective February 1, 2012. Participants may no longer elect to defer amounts into the Officer Deferred Compensation Plan. However, participants' Officer Deferred Compensation Plan account balances will continue to earn interest at the same rate as Deferred Compensation Matching Plan balances until distribution. Additionally, participants who made contributions to the Officer Deferred Compensation Plan in prior years continue to earn incentive contributions to their Officer Deferred Compensation Plan accounts, as follows:

- In the tenth year of continuous employment beginning with the year the participant first made a deferral under the Officer Deferred Compensation Plan, our company credits the deferral account with an increment equal to 20% of the sum of the principal amount of base salary and cash incentive payments deferred (taking into account a maximum amount equal to 20% of base salary) plus accrued interest on such amounts (the "20% Increment") in each of the first six years of the participant's deferrals.

- In the eleventh and subsequent years of continuous employment, the 20% Increment is credited based on the recognized amount deferred five years earlier, plus earnings thereon.

- In addition, in the fifteenth year of continuous employment beginning with the year the participant first made a deferral under the Officer Deferred Compensation Plan, our company credits the deferral account with an amount equal to 10% of the principal amount of base salary and cash incentive payments deferred (taking into account a maximum amount equal to 20% of base salary) plus accrued interest on such

amount (the "10% Increment") in each of the first six years of the participant's deferrals.

- In the sixteenth and subsequent years of continuous employment, the 10% Increment is credited based on the amount deferred 10 years earlier, plus earnings thereon.

Only contributions to the Officer Deferred Compensation Plan are taken into account for purposes of calculating the 20% Increment and 10% Increment; contributions to the Deferred Compensation Matching Plan are not considered.

The SERP was designed to supplement the historic profit sharing portion of the Walmart 401(k) Plan by providing mirror contributions to participants' accounts in excess of applicable compensation limits set by the Internal Revenue Service. Because the Walmart 401(k) Plan was amended in 2011 to eliminate the profit sharing component, the SERP was frozen to new contributions as of January 31, 2013.

Mr. Cheesewright participates in the Walmart Canada Deferred Profit Sharing Plan (the "DPSP"). Under the DPSP, eligible Associates of Walmart Canada receive annual company contributions from Walmart Canada's profits equal to a percentage of each eligible associate's base salary, annual incentive payment, and vacation pay ("earnings"). The contribution percentage must be at least one percent of earnings and may not exceed the limit set forth in subsection 174(5.1) of the Canada Income Tax Act. For Fiscal 2016, this contribution amount was equal to four percent of each eligible Associate's earnings, subject to the Canada Income Tax Act limitation of CAD 12,685.

DPSP participants invest their company contributions in investment funds selected by Walmart Canada. The participant may elect to change his or her DPSP account investment fund selection at any time. Earnings and losses based on the investment fund performance are credited to a participant's account daily.

A DPSP participant must participate in the plan for two full years before becoming vesting in any contributions. Once vested, a participant is entitled to payout of his or her DPSP account only upon termination of employment with Walmart Canada or retirement. Participants may not voluntarily withdraw any amounts from the DPSP.

Finally, officers may also elect to defer the receipt of equity awards granted under the Stock Incentive Plan until a specified payout date or until after separation from employment with Walmart. Any deferrals of vested Shares or Share units are credited with dividend equivalents until the payout date, and these dividend equivalents earn interest at the same rate as amounts deferred under the Deferred Compensation Matching Plan.

Potential Payments Upon Termination or Change In Control

Most of our company's plans and programs, including our deferred compensation plans, contain provisions specifying the consequences of a termination of employment. These provisions are described below. Our company does not have any employment agreements with its NEOs. Furthermore, our plans and programs do not have any provisions under which our NEOs would be entitled to payments, accelerated equity vestings, or any other benefits upon a change in control of our company.

Retirement of Charles M. Holley, Jr. Mr. Holley retired from Walmart effective February 1, 2016. Mr. Holley entered into a retirement agreement with Walmart, pursuant to which Mr. Holley will receive total transition payments of $1,899,000 over the two-year period following his retirement date. These payments are conditioned on Mr. Holley complying with non-competition and non-solicitation covenants substantially similar to those described in the following paragraph for a period of two years after his retirement. In addition, pursuant to his retirement agreement, the vesting of 31,390 Shares of restricted stock held by Mr. Holley that were originally scheduled to vest between January 24, 2017 and January 26, 2018 was accelerated to January 31, 2016. The vesting of these Shares of restricted stock is included in the Fiscal 2016 Option Exercises and Stock Vested table above.

Non-competition agreements. Our company has entered into an agreement with each of our NEOs under which each NEO is prohibited from participating in a business that competes with our company and from soliciting our company's Associates for employment after his or her employment with Walmart terminates for a specified period of time. For purposes of these agreements, a "competing business" includes any retail, wholesale, or merchandising business that sells products of the type sold by our company, is located in a country in which our company has retail operations or in which the NEO knows our company expects to have retail operations in the near future, and has annual retail sales revenue above certain thresholds. Except for Mr. Cheesewright, each agreement also provides that, if Walmart terminates an NEO's employment for any reason other than his or her violation of Walmart policy, our company will generally pay the NEO an amount equal to two times the NEO's base salary over a two-year period. In the case of Mr. Cheesewright, the company would be obligated to pay him an amount equal to one year of base salary, an amount equal to his average cash incentive payment over the prior three years, and the cost of health and dental care for one year. In the event of a breach of the restrictive covenants contained in the agreement, the NEO would no longer have a right to receive additional payments, and the company would have a right to recoup any payments previously made. Using each NEO's base salary as of January 31, 2016, the maximum total payments by our company to each continuing NEO under such termination circumstances would be as follows:

C. Douglas McMillon	$	2,544,000
M. Brett Biggs	$	1,700,000
Gregory S. Foran	$	1,957,000
David Cheesewright	$	3,212,922*
Rosalind G. Brewer	$	1,845,000
Neil M. Ashe	$	2,014,000

* converted from Canadian dollars to US dollars using an exchange rate of 1:0.7730, which was an average exchange rate during fiscal 2016.

Equity awards. Certain equity awards held by our NEOs provide for accelerated vesting in the event employment is terminated due to death or disability:

- *Restricted stock and restricted stock units.* Under the terms of most of our outstanding equity awards, in the event of the death of an NEO after his or her tenth year of service with our company, all unvested restricted stock and restricted stock units held by such NEO granted during the prior three years would generally vest. In addition, certain restricted stock and restricted stock units held by our NEOs provide that any Shares that would have vested within 90 days of his or her termination of employment due to death or disability would immediately vest. Upon termination of employment for any other reason, unvested restricted stock and restricted stock units do not vest and are forfeited. The following table shows the value of all unvested restricted stock and restricted stock units that would have vested upon the death or disability of certain of our NEOs on January 31, 2016 (based on the closing price of a Share on the NYSE on the last trading day of the fiscal year ($66.36 on January 29, 2016)):

	Upon Death ($)	Upon Disability ($)
C. Douglas McMillon	10,128,062	0
M. Brett Biggs	1,362,172	577,797
Gregory S. Foran	328,084	328,084
David Cheesewright	1,699,546	0
Rosalind G. Brewer	717,683	0
Neil M. Ashe	717,683	0

- *Performance share units.* Certain performance share units held by our NEOs provide that in the event of the NEO's death after 10 years of service with our company, his or her performance share units would vest in an amount equal to the number that would have vested at the end of the applicable performance cycle. Additionally, certain performance share unit awards provide that if an NEO's employment terminates by reason of disability or by reason of death prior to completing 10 years of service with our company, a prorated portion of his or her performance share units would vest, based upon the number of full calendar months during the applicable performance cycle during which the NEO was employed. Upon termination of employment for any other reason, unvested performance share units generally do not vest and are forfeited. The following table shows the estimated value of all performance share units that would have vested upon an NEO's death or disability on January 31, 2016 (based on the closing price of a Share on the NYSE on the last trading day of the fiscal year ($66.36 on January 29, 2016) and assuming that target performance goals are achieved for each grant of performance share units):

	Upon Death ($)	Upon Disability ($)
C. Douglas McMillon	30,384,320	9,345,339
M. Brett Biggs	5,794,821	1,715,411
Gregory S. Foran	3,302,557	3,302,557
David Cheesewright	12,480,524	3,800,348
Rosalind G. Brewer	3,800,348	3,800,348
Neil M. Ashe	4,433,735	4,433,735

The CNGC has discretion to accelerate the vesting of any equity awards and to make other payments or grant other benefits upon a retirement or other severance from our company.

Deferred Compensation Company Matching Contribution. Finally, as described above under "Walmart's Deferred Compensation Plans," the company makes a limited matching contribution on participant contributions to the Deferred Compensation Matching Plan. This company matching contribution becomes vested once an officer has participated in the Deferred Compensation Matching Plan for three years. Any unvested company matching contribution would immediately vest in the event that a participant dies or becomes disabled before the completion of the vesting period. As of January 31, 2016, Mr. Ashe had a company matching contribution in the amount of $290,856 that would immediately vest if his death or disability were to occur prior to his separation from service.

Equity Compensation Plan Information

The following table provides certain information as of the end of fiscal 2016 with respect to Shares that may be issued under our company's existing equity compensation plans.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	33,310,438[1]	59.09[2]	154,851,477[3]
Equity compensation plans not approved by security holders	—	—	—
TOTAL	**33,310,438**[1]	**59.09**[2]	**154,851,477**[3]

(1) In addition to options to purchase Shares, this amount includes 8,472,480 Shares that may be issued upon the vesting of performance share units granted under the Stock Incentive Plan, which represents the maximum number of Shares that may be issued upon the vesting of these performance share units if maximum performance goals are achieved for each performance cycle, and 17,590,697 Shares that may be issued upon the vesting of restricted stock units granted under the Stock Incentive Plan. This amount also includes 1,857,070 Shares deferred in the form of Shares by officers and Outside Directors. This amount also includes 4,467,353 Shares available under equity compensation plans in which Associates of ASDA participate.

(2) Represents the weighted average exercise price of options to purchase 922,838 Shares and the rights to acquire 4,467,353 Shares that may be issued under the equity compensation plans for ASDA Associates described in footnote (1) above. This weighted average does not take into account Shares that may be issued upon the vesting of other forms of equity described in footnote (1) above.

(3) This amount includes 12,024,379 shares available for issuance under the 2004 Associate Stock Purchase Plan.

Proposal No. 2   Advisory Vote to Approve Named Executive Officer Compensation

In accordance with Section 14A of the Exchange Act and related SEC rules, we are providing our shareholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our NEOs as disclosed in this proxy statement. We have held a similar shareholder vote every year since 2011 and expect to hold a similar vote at the 2017 Annual Shareholders' Meeting.

As described in the CD&A, our executive compensation program is designed with an emphasis on performance and is intended to closely align the interests of our NEOs with the interests of our shareholders. The CNGC regularly reviews our executive compensation program to ensure that compensation is closely tied to aspects of our company's performance that our Executive Officers can impact and that are likely to have an impact on shareholder value. Our compensation programs are also designed to balance long-term performance with shorter-term performance and to mitigate any risk that an Executive Officer would be incentivized to pursue good results with respect to a single performance measure, company segment, or area of responsibility to the detriment of our company as a whole. In the CD&A, we discuss why we believe the compensation of our NEOs for fiscal 2016 properly reflected our company's performance in fiscal 2016. The CD&A also describes feedback we received regarding our executive compensation program during our shareholder outreach efforts, and we attempted to provide more clarity and transparency regarding the rationale for and philosophy behind our executive compensation program and practices. We urge you to read carefully the CD&A, the compensation tables, and the related narrative discussion in this proxy statement when deciding how to vote on this proposal.

The vote on this proposal is advisory, which means that the vote will not be binding on Walmart, the Board, or the CNGC. However, the Board and CNGC value our shareholders' opinions,

and the CNGC will consider the results of the vote on this proposal when making future decisions regarding executive compensation and when establishing our NEOs' compensation opportunities.

In view of the foregoing, shareholders will vote on the following resolution at the 2016 Annual Shareholders' Meeting:

RESOLVED, that the company's shareholders hereby approve, on an advisory basis, the compensation of the Named Executive Officers of Walmart as disclosed in Walmart's proxy statement for the 2016 Annual Shareholders' Meeting in accordance with the Securities and Exchange Commission's compensation disclosure rules.

The Board recommends that shareholders vote FOR this proposal.

STOCK OWNERSHIP

Holdings of Major Shareholders

The following table lists the beneficial owners of 5% or more of the Shares outstanding as of April 8, 2016. As of April 8, 2016, there were 3,138,772,275 Shares outstanding.

		Shared Voting and Investment Power				
Name and Address of Beneficial Owner[1]	Direct or Indirect Ownership with Sole Voting and Investment Power	Shared, Indirect Ownership Through Walton Enterprises, LLC[1]	Shared, Indirect Ownership Through the Walton Family Holdings Trust[1]	Other Indirect Ownership with Shared Voting and Investment Power	Total	Percent of Class
Alice L. Walton	6,748,580	1,415,891,131[3]	174,563,205[4]	10,709,351[5][6][7][8]	1,607,912,267	51.23%
Jim C. Walton	10,507,127[2]	1,415,891,131[3]	174,563,205[4]	7,173,148[6][7][8]	1,608,134,611	51.23%
John T. Walton Estate Trust	0	1,415,891,131[3]	0	0	1,415,891,131	45.11%
S. Robson Walton	2,925,101	1,415,891,131[3]	174,563,205[4]	7,474,476[6][9]	1,600,853,913	51.00%

(1) The business address of Alice L. Walton, Jim C. Walton, the John T. Walton Estate Trust, S. Robson Walton, Walton Enterprises, LLC, and the Walton Family Holdings Trust is P.O. Box 1508, Bentonville, Arkansas, 72712.

(2) Jim C. Walton has pledged 4,251,488 of the Shares directly owned by him as security for a line of credit extended to a company not affiliated with Walmart. This pledge complies with Walmart's Insider Trading Policy as described on page 61.

(3) Walton Enterprises, LLC holds a total of 1,415,891,131 Shares. Alice L. Walton, Jim C. Walton, and S. Robson Walton share voting and dispositive power with respect to all Shares held by Walton Enterprises, LLC, individually as managing members of Walton Enterprises, LLC, and in their capacities as cotrustees of the John T. Walton Estate Trust, which is also a managing member of Walton Enterprises, LLC. The managing members of Walton Enterprises, LLC have the power to sell and vote those Shares.

(4) The Walton Family Holdings Trust holds a total of 174,563,205 Shares. Alice L. Walton, Jim C. Walton, and S. Robson Walton, as cotrustees, share voting and dispositive power.

(5) This number includes 2,019,137 Shares held by trusts in which Alice L. Walton, as cotrustee, shares voting and dispositive power with an entity under her control, which have been registered for sale from time to time on a registration statement filed by the company with the SEC on December 8, 2011. This number also includes Shares held by various trusts and corporations organized and operated for charitable purposes as to which Alice L. Walton shares voting and dispositive power.

(6) This number includes 5,813,000 Shares held by a corporation organized and operated for charitable purposes, as to which Alice L. Walton, Jim C. Walton, and S. Robson Walton, as directors, share voting and dispositive powers with certain related individuals.

(7) The number includes 2,174 Shares held by a trust as to which Jim C. Walton, Alice L. Walton, and an entity under her control, as cotrustees, share voting and dispositive power.

(8) This number includes 1,357,974 Shares held by a partnership as to which Jim C. Walton, as a trustee of a certain trust that is a general partner thereof, shares voting and dispositive power with Alice L. Walton, as a trustee of certain trusts that are general partners thereof, and with certain of their nieces and nephews, the other general partners thereof.

(9) This number includes Shares held by various trusts and corporations organized and operated for charitable purposes as to which S. Robson Walton shares voting and dispositive power.

Holdings of Officers and Directors

This table shows the number of Shares held by each director, director nominee, and NEO on April 8, 2016. It also shows the Shares held by all of Walmart's directors, director nominee, and Executive Officers as a group on that date. As of April 8, 2016, there were 3,138,772,275 Shares outstanding.

Name of Beneficial Owner	Direct or Indirect with Sole Voting and Investment Power[1]	Indirect with Shared Voting and Investment Power	Total	Percent of Class
Aida M. Alvarez	30,337	290	30,337	*
Neil M. Ashe	272,064	0	272,064	*
M. Brett Biggs	64,005	0	64,005	*
Rosalind G. Brewer	288,472	0	288,472	*
James I. Cash, Jr.	32,864	0	32,864	*
David Cheesewright	157,341	0	157,341	*
Roger C. Corbett	18,428	0	18,428	*
Pamela J. Craig	6,128	0	6,128	*
Michael T. Duke	474,642	80,300	554,942	*
Timothy P. Flynn	27,705	0	27,705	*
Gregory S. Foran	114,081	0	114,081	*
Thomas W. Horton	3,511	0	3,511	*
Marissa A. Mayer	15,007	0	15,007	*
C. Douglas McMillon[2]	868,775	158,263	1,027,038	*
Gregory B. Penner	35,992	1,963,194	1,999,186	*
Steven S Reinemund	17,155	0	17,155	*
Kevin Y. Systrom	6,147	0	6,147	*
Jim C. Walton[3][4]	10,507,127	1,597,627,484	1,608,134,611	51.23%
S. Robson Walton[4]	2,925,101	1,597,928,812	1,600,853,913	51.00%
Steuart L. Walton	236,118	0	236,118	*
Linda S. Wolf	35,627	2,675	38,302	*
Directors, Director Nominee, and Executive Officers as a Group (26 persons)	16,460,012	1,601,531,036	1,617,991,048	51.55%

* Less than 1%

(1) These amounts include Shares of unvested restricted stock and restricted stock units held by certain Executive Officers and stock units deferred by certain Outside Directors and certain Executive Officers. For Gregory S. Foran, this amount includes 18,232 restricted stock units and 28,727 deferred stock units that settle in the form of cash upon vesting or payout. These amounts also include Shares that the following persons had a right to acquire within 60 days after April 8, 2016, through the exercise of stock options and vested Shares they hold in the 401(k) Plan:

Name	Shares underlying stock options exercisable within 60 days	Shares held in the 401(k) Plan
Rosalind G. Brewer	10,794	
Michael T. Duke	125,104	
C. Douglas McMillon	75,063	1,611
Directors and Executive Officers as a Group (26 persons)	210,961	6,774

(2) C. Douglas McMillon also holds 1,900 American Depository Receipts of Wal-Mart de Mexico, S.A.B. de C.V. and 1,200 American Depository Receipts of Massmart Holdings Ltd. Another Executive Officer who is not an NEO also owns 544 American Depository Receipts of Wal-Mart de Mexico, S.A.B. de C.V. These holdings represent less than 1% of each class of security.

(3) Jim C. Walton has pledged 4,251,488 of the Shares directly owned by him as security for a line of credit extended to a company not affiliated with Walmart.

(4) Amounts shown for S. Robson Walton and Jim C. Walton include 1,415,891,131 Shares held by Walton Enterprises, LLC and 174,563,205 held by the Walton Family Holdings Trust.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Walmart's directors, Executive Officers, and persons who own more than 10% of the outstanding Shares to file reports of ownership and changes in ownership with the SEC. SEC regulations require Walmart to identify anyone who failed to file a required report or filed a late report during fiscal 2016. Walmart believes that all Section 16(a) filing requirements were timely met during fiscal 2016.

Proposal No. 3 Approval of the Wal-Mart Stores, Inc. 2016 Associate Stock Purchase Plan

Introduction

Effective as of April 1, 2016, the full Board approved and adopted the amended and restated Wal-Mart Stores, Inc. 2016 Associate Stock Purchase Plan (the "2016 ASPP"), subject to shareholder approval. The 2016 ASPP amends and restates the Wal-Mart Stores, Inc. Associate Stock Purchase Plan of 2004 (the "2004 ASPP"), the company's prior stock purchase program. Subject to shareholder approval, the 2016 ASPP will have a total of 130,943,171 Shares available for issuance, which is the number of Shares registered, but not yet issued, under the 2004 ASPP as of the close of business on March 31, 2016, plus 20,000,000 Shares available for purchase from the company and 100,000,000 Shares available for purchase in the open market.

The 2016 ASPP is being submitted to shareholders for approval in order to make more Shares available under the 2016 ASPP. In order for the company to continue to offer benefits to a broad range of Associates, both domestically and internationally, the 2016 ASPP will need to receive shareholder approval. The 2016 ASPP amends the 2004 ASPP in several respects, including by: (1) increasing the number of Shares available; (2) providing that the GCC, the successor committee to Stock Option Committee, will have the authority to administer the 2016 ASPP; (3) clarifying that Shares available under the 2016 ASPP may include Shares purchased on the open market, treasury Shares, or authorized but unissued Shares; (4) granting the GCC the authority to limit purchases and sales of Shares if necessary to avoid registration with securities authorities outside the U.S. or otherwise comply with applicable securities law; and (5) to change the state law governing the plan from Arkansas to Delaware. The material features of the 2016 ASPP are summarized below; however, the following summary is qualified by the complete 2016 ASPP, which is attached hereto as Annex B.

Overview

The 2016 ASPP is a broad-based plan that generally allows all U.S. Associates, including Executive Officers, of the company and Associates of certain non-U.S. affiliates to acquire equity ownership in the company. The 2016 ASPP provides for the purchase of Shares either through discretionary awards by the company in recognition of superior performance (the "Award Program") or through voluntary contributions of Shares or cash (which may be through after-tax payroll deductions). The company provides a 15% matching contribution for payroll deduction contributions, with a maximum matching contribution of $270 per year. As of April 1, 2016, over 1.3 million Associates were eligible to participate in the 2016 ASPP.

Administration

The 2016 ASPP will be administered by the GCC, or such other committee as may be appointed by the Board. Subject to the terms of the 2016 ASPP, the GCC has full power and discretion to construe and interpret provisions of the 2016 ASPP; to determine eligibility for participation; to establish, amend, and revoke rules and regulations necessary for the administration of the 2016 ASPP; and to exercise any powers and perform any acts it deems necessary or advisable to administer the 2016 ASPP. The GCC may in its discretion select, and has selected, a third-party administrator to maintain participant accounts under the 2016 ASPP. In addition, the GCC may delegate to officers or managers of the company or an affiliate the authority to perform specified functions under the plan.

Eligibility

Associates of Walmart and certain affiliates, who are not otherwise restricted or prohibited from participating under the applicable law, are eligible to participate in the 2016 ASPP. Walmart's Executive Officers are also eligible to participate in the 2016 ASPP, however, they may be restricted in their ability to acquire or sell Shares under the 2016 ASPP to comply with Section 16 of the Securities Exchange Act of 1934, as amended. Only those affiliates that are designated by the GCC as participating employers may have Associates who participate in the 2016 ASPP. References to Walmart include participating employers, as applicable. Participation in the 2016 ASPP by individual Associates of non-U.S. participating employers will only be permitted upon approval by the GCC. Participants in the 2016 ASPP generally continue to be eligible to participate in the 2016 ASPP while on a bona fide leave of absence.

Plan Contributions

Payroll Deductions. Participants may contribute through authorized payroll deductions in amounts equal to at least $2.00 for participants with bi-weekly pay periods ($1.00 for participants with weekly pay periods) and in even multiples of $.50. The GCC has the authority to change these limits. In addition, there is a $125,000 maximum annual limit on the amount of total payroll deductions and voluntary cash contributions that may be made to the 2016 ASPP by any participant. A payroll deduction authorization remains effective until revised or terminated by the participant or upon the participant's termination of employment, if earlier. Prior to the time amounts are remitted to the administrator, they are considered general assets of the company and no interest is paid on such amounts. All participants assume the risk of fluctuations in the market price of Shares.

Matching Contributions. The company makes matching contributions equal to 15 percent of a participant's contributions made through payroll deductions, subject to an annual limit set by the GCC (as of April 1, 2016, matching contributions are limited to 15 percent of the first $1,800 contributed by a participant annually, or $270). Matching contributions are made by cash contributions directly to the administrator.

Voluntary Contributions. Participants may voluntarily contribute directly to their accounts by providing to the administrator either: (1) cash for the purchase of Shares, or (2) Shares held by the participant, unless the GCC determines otherwise.

Award Program. Shares granted under the Award Program will either be allocated to a 2016 ASPP account established on behalf of the Associate or given directly to the Associate, as determined in the GCC's discretion.

Share Purchases, Ownership and Sales

Walmart forwards to the administrator payroll deductions and the corresponding matching contributions as soon as practicable, generally every pay period. The administrator uses these funds to acquire Shares on behalf of participants. Voluntary cash contributions may be held and bundled with contributions from other participants; however, the administrator must purchase a participant's Shares no later than five business days after receipt of the funds. Shares may be purchased on a national stock exchange, directly from the company, or by a combination of such methods. No commissions are charged to participants for purchases of Shares. Dividends paid on Shares in a participant's account will be automatically reinvested in Shares by the administrator. Participants have full ownership of all Shares held in their respective accounts; however, the Shares are registered in the name of the administrator while they remain in the account. A participant may request delivery of stock certificates in the participant's name for full Shares held in the account at any time. The company does not guarantee the value or market price of Shares. Participants may provide voting instructions with respect to Shares held in their 2016 ASPP accounts, and in the absence of such proxy voting instructions, the administrator may direct the voting of such Shares to the extent such action would comply with applicable law and any

applicable listing standards. Subject to the company's Insider Trading Policy, a participant may instruct the administrator at any time to sell all or a portion of the Shares held in his or her 2016 ASPP account. The sale price for any Shares sold under the 2016 ASPP will be the average price of all Shares sold by the administrator on the date of the sale; although the GCC may, in its discretion, implement a real-time trading or similar mechanism for such sales. Following such sale, the administrator will remit to the participant the proceeds of the sale, less the applicable brokerage commission and other normal charges such as sales fees, which are payable by the participant.

Closing and Termination

A participant can only terminate his or her status as a 2016 ASPP participant: (1) through a request to close the account (a "Participant Closure"), or (2) if the account contains no Shares (or fractional Shares) at any time on or after a termination of employment with the company (an "Automatic Closure"). The company will continue to pay the account maintenance fees during such time that an Associate continues to work for a non-participating affiliate, but such participant may not have further contributions made to the account. In connection with a Participant Closure, the participant must elect to have his or her 2016 ASPP account fully distributed either: (1) in Shares (except that the value of any fractional Shares will be distributed in cash) less any applicable fees, or (2) in cash by directing all full Shares and fractional interests to be sold with the proceeds, less applicable brokerage and other normal fees, being distributed. Following a participant's termination of employment (other than by reason of death), the account will remain open at the expense of the participant until the earlier of a Participant Closure or an Automatic Closure. A termination of employment due to death will result in the following as soon as administratively practicable to the company: (1) all future contributions will cease being made to the account; and (2) the account, less applicable fees and brokerage commissions, will be distributed to the participant's estate unless otherwise directed pursuant to applicable rules and procedures adopted by the GCC.

Award Program

The purpose of the Award Program is to provide an incentive to the company's Associates to provide exceptional customer service and job performance. Accordingly, the Award Program is broad in scope with respect to those who are eligible to participate, but limited with respect to the number of awards that are given on an annual basis. During fiscal year 2016, no Shares were awarded under the Award Program.

Awards under the Award Program may be granted to any eligible Associate in recognition of the individual's outstanding performance, although the Award Program is primarily used for Associates who are buyers, district managers, regional managers, or divisional managers. Awards under the Award Program may be granted to an Associate for consistently superior job performance over a period of a month, a quarter, or a year. Awards under the Award Program are subject to individual maximum limitations as set by the GCC from time to time.

Amendment or Termination

The Board or an authorized committee thereof may amend, modify, suspend, or terminate the 2016 ASPP at any time, except that any amendment requiring Shareholder approval will be subject to such approval, and the Board may, in its discretion, determine to submit other amendments to Shareholders for approval.

Federal Income Tax Consequences

The following describes what the company believes under present law to be the U.S. federal income tax consequences generally arising with respect to participation in the 2016 ASPP. The summary does not address the effects of foreign, state, and local tax laws. Because of the variety of means for acquiring Shares under the 2016 ASPP and the complexities of the tax laws, participants are encouraged to consult a tax advisor as to their individual circumstances. This summary is for shareholder informative purposes only and is not intended to provide tax advice to participants in the 2016 ASPP.

Payroll deductions will be made from after-tax compensation. Matching contributions will be treated as ordinary income to the participant on whose behalf the contribution is made, and the company will deduct all applicable wage withholding and other required taxes from the participant's regular compensation when it makes payroll deduction and matching contributions. In addition, the company will be entitled to a corresponding deduction in the year for which the amount contributed is recognized as ordinary income by the participant. Shares granted under the Award Program will be treated as ordinary income to the participant, and the company will be entitled to a corresponding deduction in the year for which the amount is recognized as ordinary income by the participant. The amount of ordinary income will be equal to the fair market value of the Shares on the date the award is made times the number of Shares awarded. Dividends credited to a participant's 2016 ASPP account will be taxed as dividends. A participant will not recognize any taxable income when he or she withdraws Shares from his or her 2016 ASPP account, though the participant will likely recognize capital gain or loss upon his or her disposition of such Shares. The company will have no corresponding tax consequences upon the participant's disposition of the Shares.

Plan Benefits

It is not presently possible to determine the number of Shares to be purchased by or contributed on behalf of any associate or groups of Associates who are eligible to participate in the 2016 ASPP. During fiscal 2016, C. Douglas McMillon, Neil M. Ashe, M. Brett Biggs, and Charles M. Holley, Jr., who are named executive officers included in the Summary Compensation table in this proxy statement, purchased Shares pursuant to the 2004 ASPP, the version in effect prior to the 2016 ASPP, and received matching contributions of $270 each. In addition, two of our other Executive Officers participated in the 2004 ASPP during fiscal 2016 and received matching contributions of $270 each. Non-Associate directors are not eligible to participate in the 2016 ASPP.

The Board recommends that shareholders vote FOR the approval of the 2016 ASPP.

AUDIT MATTERS

Audit Committee Report

The Audit Committee consists of four Independent Directors, each of whom has been determined by the Board to meet the heightened independence criteria applicable to Audit Committee members and to satisfy the financial literacy requirements of the NYSE Listed Company Rules and the applicable rules of the SEC. Each member of the Audit Committee has also been determined by the Board to be an "audit committee financial expert" as defined under applicable SEC rules and regulations. The members of the Audit Committee are James I. Cash, Jr.; Pamela J. Craig; Timothy P. Flynn, the Chair of the Audit Committee; and Thomas W. Horton. Additional information regarding the members of the Audit Committee and the Audit Committee's roles and responsibilities is set forth under "Proposal No. 1 – Election of Directors" and "Board Committees" on pages 12-21, 26, and 31.

The Audit Committee held 10 meetings in fiscal 2016. During fiscal 2016, at its regularly scheduled in-person meetings, the Audit Committee had separate private sessions with our company's CEO, CFO, chief audit executive responsible for the company's internal audit function, global chief ethics and compliance officer, the independent accountants, and others, during which sessions candid discussions regarding our company's financial, accounting, auditing, and internal control over financial reporting, compliance, Exchange Act reporting, and ethics matters took place. Throughout the year, the Audit Committee had full access to management, the independent accountants, and internal auditors. The Audit Committee has retained independent legal counsel and met periodically with its legal counsel throughout fiscal 2016 regarding the FCPA-related investigation and ongoing enhancements to our global compliance program. Additional information about the Audit Committee's role in the investigation may be found under "Director Compensation" on page 37.

The Audit Committee's meeting agendas are established by the Chair of the Audit Committee in consultation with the chief audit executive, the Lead Independent Director, the company's Corporate Secretary, and other members of senior management.

The Audit Committee operates pursuant to a written charter, which may be found in the "Corporate Governance" section of Walmart's website located at *http://stock.walmart.com/corporate-governance/governance-documents*. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis.

To fulfill its oversight responsibilities as detailed in its charter, the Audit Committee did, among other things, the following in fiscal 2016 or subsequent to fiscal 2016 for matters related to fiscal 2016:

- reviewed and discussed with Walmart's management and the independent accountants Walmart's audited consolidated financial statements for fiscal 2016;

- reviewed management's representations that those consolidated financial statements were prepared in accordance with GAAP and fairly present the consolidated results of operations and consolidated financial position of our company for the fiscal years and as of the dates covered by those consolidated financial statements;

- discussed with EY the matters required to be discussed by applicable standards of the Public Company Accounting Oversight Board (the "PCAOB"), including matters related to the planning and results of the audit of Walmart's consolidated financial statements;

- received the written disclosures and the letter from EY required by applicable requirements of the PCAOB relating to EY's communications with the Audit Committee concerning independence from Walmart, and discussed with EY its independence;

- based on the review and discussions with management and the independent accountants discussed above, recommended to the Board that Walmart's audited annual consolidated financial statements for fiscal 2016 be included in Walmart's Annual Report on Form 10-K for fiscal 2016 filed with the SEC;

- monitored and reviewed audit, audit-related, and non-audit services performed for Walmart by EY and considered whether EY's provision of non-audit services was compatible with maintaining its independence from Walmart;

- evaluated EY's global performance and determined whether to select EY or to consider other audit firms. In doing so, the Audit Committee considered, among other things, the quality and efficiency of the services provided, including the results of a global internal survey of EY's performance, the technical capabilities of the engagement teams, external data concerning EY's audit quality and performance obtained from reports of the PCAOB regarding EY, the engagement teams' understanding of our company's global business, the quality of communications from EY, and EY's independence from Walmart, objectivity, and professional skepticism. Based on this evaluation and after discussions with our company's senior financial management, the Audit Committee selected and appointed EY as Walmart's independent accountants to audit and report on the annual consolidated financial statements of Walmart to be filed with the SEC prior to Walmart's annual shareholders' meeting to be held in calendar year 2017. Additional information regarding the factors used by the Audit Committee to select EY is set forth under "Proposal No. 4 – Ratification of Independent Accountants" on page 82 of this proxy statement;

- monitored the progress and results of the testing of internal control over financial reporting pursuant to Section 404 of SOX, reviewed a report from management and the internal auditors of our company regarding the design, operation, and effectiveness of internal control over financial reporting, and reviewed an attestation report from EY regarding the effectiveness of internal control over financial reporting;

- reviewed the fiscal 2016 internal audit plan and budget;

- reviewed the company's related person transactions;

- reviewed with members of senior management and regularly received status reports on significant risks identified by management in various areas of the company, including legal, compliance, ethics, information technology, and cybersecurity; and

- received reports from management regarding our company's policies, processes, and procedures regarding compliance with applicable laws and regulations and Walmart's Global Statement of Ethics, all in accordance with the Audit Committee's charter.

The Audit Committee submits this report:

James I. Cash, Jr.
Pamela J. Craig
Timothy P. Flynn, *Chair*
Thomas W. Horton

Audit Committee Financial Experts

The Board has determined that James I. Cash, Jr., Pamela J. Craig, Timothy P. Flynn, and Thomas W. Horton are "audit committee financial experts" as that term is defined in Item 407(d)(5)(ii) of Regulation S-K of the SEC, and that all members of the Audit Committee are "independent" under Section 10A(m)(3) of the Exchange Act, the SEC's Rule 10A-3, and the requirements set forth in the NYSE Listed Company Rules.

Audit Committee Pre-Approval Policy

To maintain the independence of our independent accountants and to comply with applicable securities laws, the NYSE Listed Company Rules, and the Audit Committee charter, the Audit Committee is responsible for reviewing, deliberating on, and, if appropriate, pre-approving all audit, audit-related, and non-audit services to be performed for our company by the independent accountants. For that purpose, the Audit Committee has established a policy and related procedures regarding the pre-approval of all audit, audit-related, and non-audit services to be performed by our company's independent accountants (the "Pre-Approval Policy").

The Pre-Approval Policy provides that our company's independent accountants may not perform any audit, audit-related, or non-audit service for Walmart, subject to those exceptions that may be permitted by applicable law, unless: (i) the service has been pre-approved by the Audit Committee; or (ii) Walmart engaged the independent accountants to perform the service pursuant to the pre-approval provisions of the Pre-Approval Policy. In addition, the Pre-Approval Policy prohibits the Audit Committee from pre-approving certain non-audit services that are prohibited from being performed by our company's independent accountants by applicable securities laws. The Pre-Approval Policy also provides that Walmart's corporate controller will periodically update the Audit Committee as to services provided by the independent accountants. With respect to each such service, the independent accountants provide detailed back-up documentation to the corporate controller.

Pursuant to the Pre-Approval Policy, the Audit Committee has pre-approved certain categories of services to be performed by the independent accountants and a maximum amount of fees for each category. The Audit Committee annually reassesses these service categories and the associated fees. Individual projects within the approved service categories have been pre-approved only to the extent that the fees for each individual project do not exceed a specified dollar limit, which amount is reassessed annually. Projects within a pre-approved service category with fees in excess of the specified fee limit for individual projects may not proceed without the specific prior approval of the Audit Committee (or a member to whom pre-approval authority has been delegated). In addition, no project within a pre-approved service category will be considered to have been pre-approved by the Audit Committee if the project would cause the maximum amount of fees for the service category to be exceeded, and the project may only proceed with the prior approval of the Audit Committee (or a member to whom pre-approval authority has been delegated) to increase the aggregate amount of fees for the service category.

At least annually, the Audit Committee designates a member of the Audit Committee to whom it delegates its pre-approval responsibilities. That member has the authority to approve interim requests as set forth above within the defined, pre-approved service categories, as well as interim requests to engage Walmart's independent accountants for services outside the Audit Committee's pre-approved service categories. The member has the authority to pre-approve any audit, audit-related, or non-audit service that falls outside the pre-approved service categories, provided that the member determines that the service would not compromise the independent accountants' independence and the member informs the Audit Committee of his or her decision at the Audit Committee's next regular meeting. The Audit Committee approved all of the audit-related fees, tax fees, and all other fees paid to the company's independent accountants in fiscal 2016.

Transaction Review Policy

The Board has adopted a written policy (the "Transaction Review Policy") applicable to: all Walmart officers who serve as executive vice presidents or above; all directors and director nominees; all shareholders beneficially owning more than five percent of Walmart's outstanding Shares; and the immediate family members of each of the preceding persons (collectively, the "Covered Persons"). Any entity in which a Covered Person has a direct or indirect material financial interest or of which a Covered Person is an officer or holds a significant management position (each a "Covered Entity") is also covered by the policy. The Transaction Review Policy applies to any transaction or series of similar or related transactions in which a Covered Person or Covered Entity has a direct or indirect material financial interest and in which Walmart is a participant (each, a "Covered Transaction").

Under the Transaction Review Policy, each Covered Person is responsible for reporting to Walmart's chief audit executive any Covered Transactions of which he or she has knowledge.

Walmart's chief audit executive, with the assistance of other appropriate Walmart personnel, reviews each Covered Transaction and submits the results of such review to the Audit Committee. The Audit Committee reviews each Covered Transaction and either approves or disapproves the transaction. To approve a Covered Transaction, the Audit Committee must find that:

- the substantive terms and negotiation of the Covered Transaction are fair to Walmart and its shareholders and the substantive terms are no less favorable to Walmart and its shareholders than those in similar transactions negotiated at an arm's-length basis; and

- if the Covered Person is a director or officer of Walmart, he or she has otherwise complied with the terms of Walmart's Global Statement of Ethics as it applies to the Covered Transaction.

Proposal No. 4   Ratification of Independent Accountants

Although shareholder ratification is not required, the appointment of EY as the company's independent accountants for fiscal 2017 is being submitted for ratification at the 2016 Annual Shareholders' Meeting because the Board believes it is a matter of good corporate governance practice. Furthermore, the Audit Committee will take shareholders' opinions regarding EY's appointment into consideration in future deliberations. If EY's selection is not ratified at the 2016 Annual Shareholders' Meeting, the Audit Committee will consider the engagement of other independent accountants. The Audit Committee may terminate EY's engagement as the company's independent accountants without the approval of the company's shareholders whenever the Audit Committee deems termination appropriate.

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent accountants. The Audit Committee has appointed EY as the company's independent accountants to audit the consolidated financial statements of the company for fiscal 2017. EY and its predecessor, Arthur Young & Company, have been Walmart's independent accountants since prior to the company's initial offering of securities to the public in 1970. EY served as the company's independent accountants for fiscal 2016 and reported on the company's consolidated financial statements for that fiscal year.

The Audit Committee annually reviews EY's independence and performance in determining whether to retain EY or engage another independent registered public accounting firm as our company's independent accountants. As part of that annual review, the Audit Committee considers, among other things, the following:

- The quality and efficiency of the current and historical services provided to our company by EY, including the results of an annual internal survey of key global financial management;
- EY's capability and expertise in handling the breadth and complexity of our company's global operations;
- The quality and candor of EY's communications with the Audit Committee;
- External data on EY's audit quality and performance, including recent Public Company Accounting Oversight Board reports on EY;
- EY's independence from our company;
- The appropriateness of EY's fees; and
- EY's tenure as our company's independent accountants, including the benefits of having a long-tenured auditor.

Benefits of Long Tenure	Independence Controls
Higher audit quality – Through more than 45 years of experience with our company, EY has gained institutional knowledge of and deep expertise regarding Walmart's global operations and businesses, accounting policies and practices, and internal control over financial reporting.	**Audit Committee oversight –** The Audit Committee's oversight includes regular private sessions with EY, discussions with EY regarding the scope of its audit, an annual evaluation when determining whether to engage EY, and direct involvement by the Audit Committee and its Chair in the periodic transition to a new lead engagement partner in connection with the mandatory five-year rotation of that position.
Efficient fee structure – EY's aggregate fees are competitive with peer companies because of EY's familiarity with our company.	**Limits on non-audit services –** The Audit Committee pre-approves audit and permissible non-audit services to be performed by EY in accordance with its pre-approval policy.
Avoids costs associated with a new independent accountant – Onboarding a new independent accountant is costly and requires a significant time commitment that could distract from management's focus on financial reporting and controls.	**Strong internal EY independence processes –** EY conducts periodic internal reviews of its audit and other work, assesses the adequacy of partners and other personnel working on our company's account and rotates engagement partners consistent with independence requirements.
	Strong regulatory framework – Because EY is an independent registered public accounting firm, it is subject to PCAOB inspections, peer review by other "Big 4" accounting firms, and PCAOB and SEC oversight.

Based on this evaluation, the Audit Committee believes that EY is independent and well qualified to serve as our company's independent accountants. Further, the Audit Committee and the Board believe it is in the best interests of Walmart and our company's shareholders to retain EY as our company's independent accountants for fiscal 2017.

Representatives of EY will attend the 2016 Annual Shareholders' Meeting. They will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

EY's fees for fiscal 2016 and fiscal 2015 were as follows:

	Fiscal 2016	Fiscal 2015
Audit Fees	$ 18,437,000	$ 17,977,000
Audit-Related Fees	$ 1,156,000	$ 1,300,000
Tax Fees	$ 2,188,000	$ 1,175,000
All Other Fees	$ 1,000	$ 26,000
TOTAL FEES	$ 21,782,000	$ 20,478,000

A description of the types of services provided in each category is as follows:

Audit Fees – Includes the audit of the company's annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of the company's annual report on Form 10-K, the review of the company's quarterly reports on Form 10-Q, statutory audits required internationally, and consents for and review of registration statements filed with the SEC.

Audit-Related Fees – Includes audits of the company's employee benefit plans, due diligence in connection with acquisitions and accounting consultations related to GAAP, the application of GAAP to proposed transactions, statutory financial statement audits of non-consolidated affiliates, and work related to the company's compliance with its obligations under SOX.

Tax Fees – Includes tax compliance at international locations, domestic and international tax advice and planning, assistance with tax audits and appeals, and tax planning for acquisitions and restructurings.

All Other Fees – Includes fees for services that are not contained in the above categories and consists of permissible advisory services.

None of the services described above were approved pursuant to the de minimis exception provided in Rule 2-01(c)(7)(i)(C) of Regulation S-X promulgated by the SEC.

The Board recommends that the shareholders vote FOR the ratification of EY as the company's independent accountants for fiscal 2017.

SHAREHOLDER PROPOSALS

Our company has received notice of the intention of shareholders to present three separate proposals for voting at the 2016 Annual Shareholders' Meeting. The text of the shareholder proposals and supporting statements appear exactly as received by our company. Some shareholder proposals and supporting statements may contain assertions about Walmart that we believe are incorrect, and we have not tried to refute all such inaccuracies in the company's responses. All statements contained in a shareholder proposal and its supporting statements are the sole responsibility of the proponent of that shareholder proposal. Our company will provide the names, addresses, and shareholdings (to our company's knowledge) of the proponents of any shareholder proposal upon oral or written request made to Wal-Mart Stores, Inc., c/o Gordon Y. Allison, Vice President and General Counsel, Corporate Division, 702 Southwest 8th Street, Bentonville, Arkansas 72716-0215, (479) 273-4000.

The Board recommends a vote **AGAINST** each of the following shareholder proposals for the reasons set forth in Walmart's statements in opposition following each shareholder proposal.

Proposal No. 5 — Request to Adopt an Independent Chairman Policy

RESOLVED: The stockholders of Wal-Mart Stores, Inc. (the "Company"), ask the board of directors to adopt a policy that, whenever possible, the board chairman should be a director who has not previously served as an executive officer of the Company and who is "independent" of management. For these purposes, a director shall not be considered "independent" if, during the last three years, he or she—

- was affiliated with a company that was an advisor or consultant to the Company, or a significant customer or supplier of the Company;
- was employed by or had a personal service contract(s) with the Company or its senior management;
- was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from the Company;
- had a business relationship with the Company that the Company disclosed under the Securities and Exchange Commission regulations;
- has been employed by a public company at which an executive officer of the Company serves as a director;
- had a relationship of the sort described above with any affiliate of the Company; and,
- was a spouse, parent, child, sibling or in-law of any person described above.

The policy should be implemented without violating any contractual obligation and should specify how to select an independent chairman if a current chairman ceases to be independent between annual meetings. Compliance with the policy may be excused if no independent director is available and willing to be chairman.

SUPPORTING STATEMENT:

The Board of Directors, led by its chairman, is responsible for protecting shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer, in directing the corporation's affairs. This oversight can be diminished when the chairman is not independent. An independent chairman who sets agendas, priorities, and procedures for the board can enhance its oversight and accountability of management and ensure the objective functioning of an effective board. We view the alternative of a lead outside director, even one with a robust set of duties, as adequate only in exceptional circumstances fully disclosed by the board.

Recent developments – including ongoing investigations into bribery and corruption at the Company's subsidiaries in Mexico, China, Brazil, and India; revelations of accounting fraud at the Company's China operations; the Company's refusal to compensate families of workers killed and injured in a fire at a supplier factory in Bangladesh; and, a ruling by a National Labor Relations Board Administrative Law Judge against the Company for its illegal discipline of employees who exercised their rights – highlight the need for enhanced oversight of corporate culture and behavior. A board led by an independent chairman is best positioned to drive such change.

Several respected institutions recommend Chair independence. CalPERS' Global Governance Principles state that "independence of a majority of the board may not be enough… The leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

We urge you to vote FOR this proposal

Walmart's Statement in Opposition to Proposal No. 5

The retail industry is undergoing a period of disruptive transformation and, in order to meet the demands of our customers, we have embarked upon a long-term strategy to deliver a seamless customer experience in our stores and through e-commerce. This kind of transformation must be implemented carefully. The Board believes it has embraced the need for independence by establishing a Board leadership structure that balances the need for independent and effective leadership and oversight of risk while also maintaining a strong alignment with Walmart's strategic business objectives.

Our Board has taken several steps to create a balanced governance structure in which independent directors exercise substantial oversight over management. Unlike many other companies in the Fortune 100, Walmart has separated the roles of Chairman and CEO since 1988. This separation of roles allows our Chairman to focus on oversight and governance matters and allows our CEO to focus on managing our complex daily operations and implementing the directives of the Board. Furthermore, since 2004, our Board has appointed an Independent Director to serve in the role of Lead Independent Director, who is expected to cultivate and express an independent perspective to the CEO, the Chairman, and the remaining members of the Board. Our Independent Directors annually elect the Lead Independent Director, and for more information about the role and responsibilities of our Lead Independent Director, please see our Corporate Governance Guidelines at *http://stock.walmart.com/investors/corporate-governance/ governance-documents/.* In addition to embracing independence, and as discussed in more detail in the Governance section of this proxy statement, the Board is focused on Walmart's strategic priorities and continues to seek ways to maximize its effectiveness.

Our Chairman's unique and in-depth knowledge of Walmart and its history and growth, coupled with his industry expertise in key areas of strategic importance to our company, make him particularly qualified to lead discussions on strategic and governance matters at the Board level. Our CEO has a deep institutional knowledge of Walmart developed through an extensive leadership career at our company, and he is best able to bring key business issues and risks to the attention of the Board. Furthermore, the Lead Independent Director serves as an independent liaison between the Chairman, the CEO, the other members of the Board, and management of our company. More specifically, our Lead Independent Director has served on the Board since 2006 and also has extensive institutional knowledge about Walmart's strategic objectives, the industry in which we operate, and the areas of strategic importance to our company.

In addition, the primary oversight of strategic and governance matters for our company is entrusted to Board committees with independent chairs. Each of the Audit Committee, the CNGC, the Strategic Planning and Finance Committee, and the Technology and eCommerce Committee are chaired by Independent Directors. These committees play a critical role in our governance and strategy, and each committee has access to management and the authority to retain independent advisors as it deems appropriate. Furthermore, Walmart has no plans to rely on any of the governance exemptions available to "controlled companies" under the NYSE Listed Company Rules, if and when such exemptions may become available. Moreover, our Independent Directors routinely meet in private session to discuss matters without the presence of management, and the Lead Independent Director communicates feedback from these sessions to the Chairman of the Board.

For the reasons discussed above, the Board believes its leadership structure clearly demonstrates that the Board has embraced the need for independence and effectiveness. Furthermore, we believe our shareholders have recognized the effectiveness of our current Board leadership structure by re-electing our Chairman, the Lead Independent Director, and other Board members each year.

For the above reasons, the Board recommends that the shareholders vote AGAINST this proposal.

Proposal No. 6 Request for Annual Report Regarding Incentive Compensation Plans

RESOLVED, that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Board of Directors to adopt a policy that the Compensation, Nominating and Governance Committee will annually analyze and report to shareholders (at reasonable expense and omitting proprietary information) on whether Walmart's incentive compensation plans and programs, considered together, provide appropriate incentives to discourage senior executives from making investments that result in declining rates of return on investment ("ROI"), taking into account the following over the previous three years:

- Relationship between growth in invested capital and growth in operating income ("OI");
- Trends in ROI;
- Relationship between same-store sales growth (also known as comparable store sales) and total sales growth;
- Adjustments made to Walmart's reported results in connection with the measurement of performance for incentive plans; and
- The extent to which sales at stores open for more than one year declined because of sales at newly-opened stores ("cannibalization rate").

Supporting Statement

As long-term shareholders, we believe that incentive compensation programs for senior executives should encourage sustainable value creation. We are concerned that recent executive compensation decisions at Walmart may overemphasize sales growth even when that growth results in declining rates of ROI, and in some cases does not produce returns that cover the cost of capital.

Specifically, the 2011 replacement of same-store sales growth—a metric Walmart has repeatedly touted as critically important—with total sales growth as the sales metric under Walmart's performance share program risks encouraging senior executives to invest in new stores even if doing so leads to cannibalization of existing stores' sales and lower ROI. During the last five fiscal years, revenue at the Walmart US division grew by about 10.4%, but comparable store sales grew by just 0.6%. During that period, invested capital grew at more than twice the rate of OI growth, reinforcing our concerns. We estimate that during this period the rate of cannibalization—the percentage of new store sales that cannibalized existing Walmart US and Sam's Club sales—averaged above 80%.

Walmart has asserted that the use of OI growth for the annual incentive plan balances the sales and ROI metrics used in the long-term plan, yet the FY 2015 addition of sales growth to the annual plan weakens this claim. Walmart adjusts metrics "to ensure that our incentive plans reward underlying operational performance, disregarding factors that are beyond the control of our executives." (2011 Proxy Statement, at 27). These adjustments have increased metrics used for awards the last three years. In FY 2015, executives benefitted from all seven of the reported adjustments applied to OI and sales, including an adjustment for store closings and restructurings, which are under the control of executives and reflect their management ability. The CEO's weighted average adjusted performance equaled 68% of targeted performance, yet his cash incentive payment totaled 75% of target. On an unadjusted basis Walmart achieved only 24% of the weighted average performance target for his payment.

Walmart's Statement in Opposition to Proposal No. 6

Walmart is in a period of change as we position our company to deliver a seamless customer experience in our stores and through e-commerce. During this period of change, Walmart is making significant strategic investments in our people and technology. In our public filings and other public announcements, we have outlined the impact these investments have had, and are expected to have, on our operating income, and because operating income is a component of ROI, these strategic investments also impact our ROI. Walmart's Board of Directors is fully engaged with and supportive of our long-term strategy, and believes that these investments will position our company for long-term growth. Our fiscal 2016 incentive compensation plans, which are designed to be aligned with our strategy and our annual operating plan, reflect the impact of strategic investments.

As described in the CD&A section of this proxy statement, the CNGC has reviewed, and will continue to review, our executive compensation program to ensure that the performance measures (including operating income and ROI) used in our incentive compensation programs properly incentivize our senior executives to achieve our strategic priorities in light of our evolving business strategy. The CNGC again concluded this year that the design of our performance-based incentive compensation programs is aligned with our strategy and operating plan and strikes an appropriate balance between rewarding both annual and long-term performance and mitigating the risk that our senior executives will make decisions that overemphasize any single performance metric to the detriment of our company as a whole. Furthermore, the CNGC's independent compensation consultant has consistently concluded that the performance goals our incentive compensation plans are challenging, and that the payouts under those plans are aligned with our performance.

The importance of ROI performance to our NEOs' total compensation is described in the narrative and charts presented in the CD&A in this proxy statement. More than 75% of our CEOs' total direct compensation for fiscal 2016 was based on achieving specified performance targets related to ROI, sales, and operating income, or a combination of these metrics. A similar performance-based approach is reflected in the total direct compensation reported for our NEOs over the prior five fiscal years. We average three separate years of performance to determine the three-year payout to our NEOs under our performance share program. Therefore, because of the weight and emphasis placed on total company ROI, even a slight fluctuation in ROI performance for one fiscal year can lead to a meaningful reduction in our NEOs' performance share-based incentive compensation.

Because the CNGC already regularly analyzes and reports to our shareholders whether our incentive compensation programs provide proper incentives to our NEOs to achieve our company's strategic priorities, we believe the adoption of the policy requested by the proposal is unnecessary, duplicative of practices already followed by the CNGC and our company, and would result in an expenditure of Walmart's resources and our management's and directors' time that ultimately would not be in our shareholders' best interests. Furthermore, our shareholders also have an opportunity to express their opinion of the Walmart's incentive compensation plans and programs by means of the annual shareholder advisory vote on the compensation of our NEOs.

For the above reasons, the Board recommends that the shareholders vote AGAINST this proposal.

Proposal No. 7 Request for Report Regarding Criteria for Operating in High-Risk Regions

Whereas, the Securities and Exchange Commission has consistently recognized that human rights constitute a significant policy issue.

Company operations in high-risk regions with poor human rights records risk damage to Walmart's reputation and shareholder value.

Walmart has a presence in areas such as Nigeria, Ghana, Kenya and Zambia – all nations that have questionable human rights records as it relates to suffrage, women's rights and gay rights.

Resolved: The proponent requests the Board review the Company's guidelines for selecting countries / regions for its operations and issue a report, at reasonable expense excluding any proprietary information, to shareholders by December 2016. The report should identify Walmart's criteria for investing in, operating in and withdrawing from high-risk regions.

Supporting Statement: If the Company chooses, the review may consider developing guidelines on investing or withdrawing from areas where the government has engaged in systematic human rights violations.

In its review and report, the Company might also consider a congruency analysis between its stated corporate values and Company operations in certain regions, which raises an issue of misalignment with those corporate values, and stating the justification for such exceptions.

For example our CEO bashed state-level religious freedom laws as anti-homosexual bigotry saying, "we see firsthand the benefits of diversity and inclusion have on our associates, customers and communities we serve… Today's passage of HB1228 threatens to undermine the spirit of inclusion present throughout the state of Arkansas and does not reflect the values we proudly uphold." However, Walmart has operations in regions such as Ghana and Kenya where homosexual acts are criminalized. These company operations are inconsistent with Walmart's values as extolled by our CEO.

Additionally, Walmart has called for massive reductions in CO_2 (GHG) emissions. However, Walmart has operations in China – the world's largest emitter of CO_2 with a questionable record on human rights and religious freedom. Again, operations in this region appear to conflict with Walmart's stated values and policies.

The proponent believes that Walmart's record to date demonstrates a gap between its lofty rhetoric / aspirations and its performance. The requested report would play a role in illuminating and addressing the factors accounting for this gap.

Walmart's Statement in Opposition to Proposal No. 7

Walmart conducts retail and/or e-commerce operations in 28 countries around the world, each of which has its own unique cultural, economic, social, and political institutions and practices that sometimes are very different from the United States. We also are a company of full-time and part-time associates from a variety of ethnicities, orientations, backgrounds and life experiences, and our associates reflect the diversity of our customer base. We expect our associates to act with personal integrity and in compliance with the laws of the communities in which we operate. We also expect our associates to be champions and ambassadors of our culture and basic beliefs, including treating others with respect.

One of the basic beliefs upon which Sam Walton founded our company is "respect for the individual." We believe in treating each other with respect, whether it is a co-worker, supplier, customer or anyone doing business with us. This means treating one another with fairness and courtesy in all of our interactions in the workplace. Furthermore, we are committed to maintaining a diverse workforce and an inclusive work environment. Walmart does not discriminate in employment, employment-related decisions or in business dealings on the basis of an individual's race, color, ancestry, age, sex, sexual orientation, religion, disability, ethnicity, national origin, veteran status, marital status, pregnancy or any other status protected by law or local policy.

Furthermore, because of our heritage, we seek to use our scale and capabilities to help others – not only our associates, customers and shareholders, but also society at large. In addition to creating development and advancement opportunities for our own associates, we work to have a positive impact on the communities where we conduct business through our partnerships with suppliers, civil society, and others to address pressing issues such as poverty, hunger, climate change, and natural disasters. Walmart also creates economic opportunity for people and businesses all along our supply chains by promoting diversity across our supply chain through programs that advance women's economic mobility, create advancement opportunities for people in retail and related sectors, promote local manufacturing, champion supplier diversity, and help suppliers and small businesses grow.

Our Standards for Suppliers express our company's expectations of suppliers and their factories for the ethical treatment of workers, workplace safety, environmental responsibility, and appropriate business practices. Suppliers meet these standards by upholding human rights and creating an ethical and sustainable supply chain. Our programs set expectations, establish accountability, and provide resources and training for our associates, suppliers, and factory management. We believe this drives accountability and improvement throughout our supply chain and ultimately has a positive impact on the communities where we conduct business.

The proposal requests a report on our guidelines for selecting countries for our operations. The selection of where we conduct business is based on a wide range of factors relating to our overall business strategies, but our Company's basic values and principles apply everywhere we do business. We believe that our company's commitment to human rights already is demonstrated by our transparency and leadership as described above and as can be explored in further detail on our corporate website at *http://corporate.walmart.com/global-responsibility*. Accordingly, we believe the requested report is unnecessary and would not provide meaningful information to shareholders.

For the above reasons, the Board recommends that the shareholders vote AGAINST this proposal.

OTHER MATTERS

Our company is not aware of any matters that will be considered at the 2016 Annual Shareholders' Meeting other than the matters described in this proxy statement. If any other matters are properly brought before the 2016 Annual Shareholders' Meeting, the proxy holders will vote the Shares as to which they hold proxies in their discretion.

INFORMATION ABOUT THE PROXY STATEMENT, THE MEETING, AND VOTING

1. What is a proxy statement, and what is a proxy?

A proxy statement is a document that SEC rules require us to provide you when we ask you to vote on certain matters yourself or when we ask you to sign a proxy designating certain individuals to vote on those matters on your behalf. A proxy is your legal designation of another person to vote the Shares you own. If you designate someone as your proxy in a written document, that document is called a proxy or a proxy card. By signing the proxy card we provide to you, you will designate our Chairman and our CEO as your proxies to cast your vote at the 2016 Annual Shareholders' Meeting. Walmart's Board is soliciting your proxy to vote your Shares at the 2016 Annual Shareholders' Meeting. Walmart pays the cost of soliciting your proxy and reimburses brokers and others for forwarding to you the proxy statement, proxy card, or voting instruction form, and Annual Report to Shareholders and, for certain shareholders, the notice of internet availability of our proxy materials.

2. Who may vote at the 2016 Annual Shareholders' Meeting?

You may vote at the meeting if you were the holder of record of Shares at the close of business on April 8, 2016, the record date set by the Board for determining those shareholders who are entitled to receive notice of, and to vote on matters at, the 2016 Annual Shareholders' Meeting. You are entitled to one vote on each matter presented at the 2016 Annual Shareholders' Meeting for each Share you owned of record at that time.

If your Shares are registered directly in your name with the company's transfer agent, Computershare Trust Company, N.A., you are considered a shareholder of record with respect to such Shares. Some shareholders hold Shares through a bank, broker, or other nominee, and are often said to hold such shares in "street name." These shareholders are considered "beneficial owners" of those Shares. If you held Shares as a beneficial owner in "street name" at the close of business on April 8, 2016, you must obtain a legal proxy, executed in your favor, from the holder of record of those Shares as of that time, to be entitled to vote those Shares at the meeting. As of the close of business on April 8, 2016, Walmart had 3,138,772,275 Shares outstanding.

3. What am I voting on, and what are my voting choices for each of the proposals to be voted on, at the 2016 Annual Shareholders' Meeting?

You are voting on the following items:

Proposal	Voting Choices and Board Recommendation
Proposal No. 1: Election of 12 Directors	• vote in favor of each nominee; • vote in favor of one or more specific nominees; • vote against each nominee; • vote against one or more specific nominees; • abstain from voting with respect to each nominee; or • abstain from voting with respect to one or more specific nominees. **The Board recommends a vote FOR each of the nominees.**
Proposal No. 2: Non-Binding Advisory Resolution to Approve Named Executive Officer Compensation	• vote in favor of the advisory resolution; • vote against the advisory resolution; or • abstain from voting on the advisory resolution. **The Board recommends a vote FOR the advisory resolution.**
Proposal No. 3: Wal-Mart Stores, Inc. 2016 Associate Stock Purchase Plan	• vote in favor of approving the associate stock purchase plan; • vote against the approval of the associate stock purchase plan; or • abstain from voting on the approval of the associate stock purchase plan. **The Board recommends a vote FOR the associate stock purchase plan.**

Proposal	Voting Choices and Board Recommendation
Proposal No. 4: Ratification of EY as Independent Accountants for Fiscal 2017	• vote in favor of the ratification; • vote against the ratification; or • abstain from voting on the ratification. **The Board recommends a vote FOR the ratification.**
Proposal Nos. 5-7: Shareholder Proposals Appearing in this Proxy Statement	• vote in favor of each shareholder proposal; • vote against each shareholder proposal; • vote in favor of one or more shareholder proposals; • vote against one or more shareholder proposals; • abstain from voting on one or more shareholder proposals; or • abstain from voting on all shareholder proposals. **The Board recommends a vote AGAINST each of the shareholder proposals.**

4. Who counts the votes? Are my votes confidential?

Broadridge will count the votes. The Board has appointed two employees of Broadridge as the inspectors of election. Your proxy card or ballot and voting records (including with respect to votes cast by phone or mobile device or over the internet) will not be disclosed unless the law requires disclosure, you request disclosure, or your vote is cast in a contested election. If you write comments on your proxy card or ballot, your comments will be provided to Walmart by Broadridge, but how you voted will remain confidential.

5. What is the quorum requirement for holding the 2016 Annual Shareholders' Meeting?

The holders of a majority of the Shares outstanding and entitled to vote as of the record date for the meeting must be present in person or represented by proxy for business to be transacted at the meeting.

6. What vote is required to elect a director at the 2016 Annual Shareholders' Meeting?

To be elected in an "uncontested election" of directors, which under our Bylaws is an election in which the number of nominees for director is not greater than the number of directors to be elected, a director nominee must receive affirmative votes representing a majority of the votes cast by the holders of Shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors (a "majority vote"). To be elected in a "contested election" of directors, which our Bylaws define as an election in which the number of nominees for director is greater than the number of directors to be elected, a director nominee must receive a plurality of the votes of the holders of Shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. We expect the election of directors at the 2016 Annual Shareholders' Meeting to be an uncontested election.

7. What happens if a director nominee fails to receive a majority vote in an uncontested election at the 2016 Annual Shareholders' Meeting?

Any incumbent director who is a director nominee and who does not receive a majority vote must promptly tender his or her offer of resignation as a director for consideration by the Board. Each director standing for reelection at the 2016 Annual Shareholders' Meeting has agreed to resign, effective upon acceptance of such resignation by the Board, if he or she does not receive a majority vote. The Board must accept or reject such resignation within 90 days following certification of the shareholder vote in accordance with the procedures established by the Bylaws. If a director's resignation offer is not accepted by the Board, that director will continue to serve until our company's next Annual Shareholders' Meeting and his or her successor is duly elected and qualified or until the director's earlier death, resignation, or removal.

Any director nominee who is not an incumbent director and who fails to receive a majority vote in an uncontested election will not be elected as a director, and a vacancy will be left on the Board. The Board, in its sole discretion, may either fill a vacancy resulting from a director nominee not receiving a majority vote pursuant to the Bylaws or decrease the size of the Board to eliminate the vacancy.

8. What vote is required to pass the other proposals at the 2016 Annual Shareholders' Meeting?

At any meeting at which a quorum has been established, the affirmative vote of the holders of a majority of the Shares present in person or represented by proxy at the meeting and entitled to vote on the proposal at issue is required for: (i) the ratification of the appointment of EY as Walmart's independent accountants for fiscal 2016; (ii) the adoption of a non-binding advisory resolution to approve the compensation of the company's NEOs; and (iii) the adoption of each of the shareholder proposals. At any meeting at which a quorum has been established, the affirmative vote of a majority of the votes cast on the proposal is required for the approval of the 2016 ASPP.

9. What is the effect of an "abstain" vote or a "broker non-vote" on the proposals to be voted on at the 2016 Annual Shareholders' Meeting?

Abstentions. A Share voted "abstain" with respect to any proposal is considered as present and entitled to vote with respect to that proposal, but is not considered a vote cast with respect to that proposal except for the approval of the 2016 ASPP, where per NYSE requirements, an abstention will be treated as a vote cast. Therefore, an abstention will not have any effect on the election of directors. Because each of the other proposals requires the affirmative vote of the holders of a majority of the Shares present and entitled to vote on each such proposal or a majority of the votes cast on such proposal in order to pass, an abstention will have the effect of a vote against each of the other proposals.

Broker Non-Votes. A "broker non-vote" occurs if your Shares are not registered in your name (that is, you hold your Shares in "street name") and you do not provide the record holder of your Shares (usually a bank, broker, or other nominee) with voting instructions on any matter as to which, under the NYSE rules for member organizations (such as brokers), a broker may not vote without instructions from you, but the broker nevertheless provides a proxy for your Shares. Shares as to which a broker non-vote occurs are considered present for purposes of determining whether a quorum exists, but are not considered "votes cast" or Shares "entitled to vote" with

respect to a voting matter. Therefore, a broker non-vote will not have any effect on the outcome of the proposals.

Under the NYSE rules for member organizations: (i) the election of directors; (ii) the non-binding advisory vote to approve the compensation of the company's NEOs; (iii) the approval of the Associate Stock Purchase Plan; and (iv) each of the shareholder proposals described in this proxy statement are not matters on which a broker may vote without your instructions. Therefore, if your Shares are not registered in your name and you do not provide instructions to the record holder of your Shares regarding these proposals, a broker non-vote as to your Shares will result with respect to these proposals. The ratification of the appointment of independent accountants is a routine item under the NYSE rules for member organizations. As a result, brokers who do not receive instructions from you as to how to vote on that matter generally may vote your Shares on that matter in their discretion.

If your Shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your Shares to be voted so you may participate in the shareholder voting on these important matters.

10. How do I vote?

The process for voting your Shares depends on how your Shares are held. Generally, as discussed above, you may hold Shares as a "record holder" (that is, in your own name) or in "street name" (that is, through a nominee, such as a broker or bank). As explained above, if you hold Shares in "street name," you are considered to be the "beneficial owner" of those Shares.

Voting by Record Holders. If you are a record holder, you may vote by proxy or you may vote in person at the 2016 Annual Shareholders' Meeting. If you are a record holder and would like to vote your Shares by proxy prior to the 2016 Annual Shareholders' Meeting, you have four ways to vote:

 go to the website *www.proxyvote.com* and follow the instructions at that website;

 scan the QR code on your proxy card or notice of availability with your mobile device and follow the instructions provided;

 call 1-800-690-6903 using a touch-tone phone (toll charges may apply for calls made from outside the United States) and follow the instructions provided on the call; or

 if you received a proxy card in the mail, complete, sign, date, and mail the proxy card in the return envelope provided to you.

Please note that telephone and internet voting will close at 11:59 p.m. Eastern time on June 2, 2016. If you wish to vote by telephone or internet, follow the instructions on your proxy card (if you received a paper copy of the proxy materials) or in the notice of availability of the proxy materials. If you received a proxy card in the mail and wish to vote by completing and returning the proxy card via mail, please note that your completed proxy card must be received before the polls close for voting at the 2016 Annual Shareholders' Meeting.

If you plan to attend the 2016 Annual Shareholders' Meeting and wish to vote in person, you will be given, upon your request, a ballot at the 2016 Annual Shareholders' Meeting. Even if you vote by proxy prior to June 3, 2016, you may still attend the 2016 Annual Shareholders' Meeting.

Voting by Beneficial Owners of Shares Held in "Street Name." If your Shares are held in the name of a broker, bank, or other nominee (that is, your Shares are held in "street name"), you should receive separate instructions from the record holder of your Shares describing how to vote. If your Shares are held

in the name of a broker, bank, or other nominee and you want to vote in person, you will need to obtain (and bring with you to the 2016 Annual Shareholders' Meeting) a legal proxy from the record holder of your Shares (who must have been the record holder of your Shares as of the close of business on April 8, 2016) indicating that you were a beneficial owner of Shares as of the close of business on April 8, 2016, as well as the number of Shares of which you were the beneficial owner on the record date, and appointing you as the record holder's proxy to vote the Shares covered by that proxy at the 2016 Annual Shareholders' Meeting.

Voting of Shares Held in the 401(k) Plan or the Wal-Mart Puerto Rico 401(k) Plan. If your Shares are held through the 401(k) Plan or the Wal-Mart Puerto Rico 401(k) Plan, you must provide instructions on how you wish to vote your Shares held through such plans no later than 11:59 p.m. Eastern time on May 31, 2016. If you do not provide such instructions by that time, your Shares will be voted by the Retirement Plans Committee of the respective plan in accordance with the rules of the applicable plan.

11. What if I do not specify a choice for a proposal when returning a proxy or a voting instruction form?

We urge all shareholders to express their choices on each voting matter described on the proxy card or the voting instruction form (which you will receive from your broker, bank, or other nominee, if your Shares are held in "street name").

Shares Owned by Record Holders. If you are a record owner of Shares and you sign and return a proxy card, unless you indicate otherwise, the persons named as proxies on the proxy card will vote your Shares: FOR the election of each of the nominees for director named in this proxy statement; FOR the non-binding advisory resolution to approve the compensation of the company's NEOs; FOR the approval of the 2016 Associate Stock Purchase Plan; FOR the ratification of EY as Walmart's independent accountants for fiscal 2017; and AGAINST each of the shareholder proposals appearing in this proxy statement.

Shares Held in "Street Name" by Beneficial Owners. If you are a beneficial owner of Shares held in "street name" and you sign and return a voting instruction form to your bank, broker, or other nominee (in accordance with the voting instructions provided by such bank, broker, or other nominee), but do not provide instructions regarding how you wish your Shares to be voted on each of the voting matters described in this proxy statement, as more specifically discussed in the answer to Question No. 9 above, a "broker non-vote" will result with respect to your Shares regarding the election of each of the nominees for director named in this proxy statement; the non-binding advisory resolution to approve the compensation of the company's NEOs; the 2016 Associate Stock Purchase Plan; and each of the shareholder proposals appearing in this proxy statement. Banks, brokers, and other nominees who do not receive instructions from you regarding the ratification of the appointment of independent accountants may generally vote on that matter in their discretion.

12. I completed and returned my proxy card, but I have changed my mind about how I want to vote. Can I revoke my proxy and change my vote?

Yes, if you are a record holder, you may revoke a previously submitted proxy and change your vote by:

- delivering a written notice of revocation to Walmart's Corporate Secretary at 702 Southwest 8th Street, Bentonville, AR 72716-0215 before the polls close for voting at the 2016 Annual Shareholders' Meeting;
- signing a proxy bearing a later date than the proxy being revoked and delivering it to Walmart's Corporate Secretary at the address provided in the Notice of 2016 Annual

Shareholders' Meeting included in this proxy statement before the polls close for voting at the 2016 Annual Shareholders' Meeting; or

- voting in person at the 2016 Annual Shareholders' Meeting.

If your Shares are held in street name through a broker, bank, or other nominee, you should contact the record holder of your Shares regarding how to revoke your voting instructions.

13. Why did I receive a notice regarding the internet availability of the proxy materials instead of a paper copy of the proxy materials?

Important Notice Regarding the Availability of Proxy Materials for the 2016 Annual Shareholders' Meeting to be held on June 3, 2016. This year, we are again taking advantage of the rules of the SEC that allow us to furnish our proxy materials over the internet. As a result, we are mailing a notice of availability of the proxy materials on the internet, rather than a full paper set of the proxy materials, to many of our shareholders. This notice of availability includes instructions on how to access our proxy materials on the internet, as well as instructions on how shareholders may obtain a paper copy of the proxy materials by mail or a printable copy electronically. Shareholders who have affirmatively requested electronic delivery of our proxy materials will receive instructions via email regarding how to access these materials electronically. All other shareholders, including shareholders who have previously requested to receive a paper copy of the materials, will receive a full paper set of the proxy materials by mail. This distribution process will contribute to our sustainability efforts and will reduce the costs of printing and distributing our proxy materials.

14. How can I access the proxy materials over the internet? How can I elect to receive proxy materials for future annual meetings electronically? How can I request a paper copy of the proxy materials?

Accessing the Proxy Materials on the Internet. You can access the proxy statement and the Annual Report to Shareholders in the "Investors" section of Walmart's corporate website at *http://stock.walmart.com/annual-reports.* In accordance with the rules of the SEC, we do not use software that identifies visitors accessing our proxy materials on our website.

Electing to Receive Proxy Materials for Future Annual Shareholders' Meetings Electronically. If you wish to join in Walmart's sustainability efforts, you can instruct Walmart to deliver its proxy materials for future annual shareholders' meetings to you electronically by email. If you choose to access future proxy materials electronically, you will receive an email with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to access proxy materials electronically will remain in effect until you terminate it. You may choose this method of delivery in the "Investors" section of Walmart's corporate website at *http://stock.walmart.com/annual-reports.*

Obtaining a Paper Copy of the Proxy Materials. If you received a notice regarding the internet availability of the proxy materials, you will find instructions about how to obtain a paper copy of the proxy materials and the Annual Report to Shareholders in your notice. If you received an email notification as to the availability of the proxy materials, you will find instructions about how to obtain a paper copy of the proxy materials and the Annual Report to Shareholders as part of that email notification. We will mail a paper copy of the proxy materials and the Annual Report to Shareholders to all shareholders to whom we do not send a notice of availability or an email notification regarding the internet availability of the proxy materials.

15. What should I do if I receive more than one notice of, or email notification about, the internet availability of the proxy materials or more than one paper copy of the proxy materials?

Some shareholders may receive more than one notice of internet availability, more than one email notification, or more than one paper copy of the proxy materials, including multiple proxy cards. For example, if you hold your Shares in more than one brokerage account, you may receive a separate notice of availability, a separate email notification, or a separate voting instruction form for each brokerage account in which you hold Shares. If you are a shareholder of record and your Shares are registered in more than one name, you may receive a separate notice of availability, a separate email notification, or a separate set of paper proxy materials and proxy card for each name in which you hold Shares. To vote all of your Shares, you must complete, sign, date, and return each proxy card you receive or vote the Shares to which each proxy card relates by telephone, internet, or mobile device as described above, or vote in person as described above. If you have Shares held in one or more "street names," you must complete, sign, date, and return to each bank, broker, or other nominee through which you hold Shares each voting instruction form received from that bank, broker, or other nominee (or obtain a proxy from each such nominee holder if you wish to vote in person at the 2016 Annual Shareholders' Meeting).

16. What is householding, and how can I opt-out or enroll?

If you are a beneficial owner of Shares, your bank, broker, or other nominee may deliver a single set of proxy materials to any household at which two or more shareholders reside unless contrary instructions have been received from you. This procedure, referred to as householding, reduces the volume of duplicate materials shareholders receive and reduces mailing expenses. Shareholders may revoke their consent to future householding mailings or enroll in householding by contacting their bank, broker, or other nominee. Alternatively, if you wish to receive a separate set of proxy materials for the 2016 Annual Shareholders' Meeting or future shareholders' meetings, we will deliver them promptly upon request made by contacting the Global Investor Relations team by any of the means described on page 32 above.

17. How can I attend the 2016 Annual Shareholders' Meeting? What do I need to bring?

IMPORTANT NOTICE: If you plan to attend the 2016 Annual Shareholders' Meeting in person, you must follow the instructions below to gain admission.

Only shareholders who owned Shares as of the close of business on April 8, 2016 are entitled to attend the 2016 Annual Shareholders' Meeting. You will be admitted to the 2016 Annual Shareholders' Meeting only if you present valid proof of Share ownership as described below and photo identification (such as a valid driver's license or passport) at an entrance to Bud Walton Arena, the facility at which the 2016 Annual Shareholders' Meeting is to be held.

- If your Shares are registered in your name and you received your proxy materials by mail, you should bring the proxy statement you received in the mail or the proxy card that you received in the mail (or, if you have already completed and returned your proxy card, the top part of the proxy card marked "keep this portion for your records") to the 2016 Annual Shareholders' Meeting.

- If your Shares are registered in your name and you received a notice of internet availability of the proxy materials in the mail, you should bring that notice of internet availability with you to the 2016 Annual Shareholders' Meeting.

- If you received an email with instructions containing a link to the website where our proxy materials are available and a link to the proxy voting website, bring that email with you to the 2016 Annual Shareholders' Meeting.

- If you are a beneficial owner of Shares and your Shares are held in street name as described above, you will be admitted to the 2016 Annual Shareholders' Meeting only if you present either a valid legal proxy from your bank, broker, or other nominee as to your Shares, the notice of internet availability of the proxy materials (if you received one), a voting instruction form that you received from your bank, broker, or other nominee (if you have not already completed and returned the voting instruction form), or a recent bank, brokerage, or other statement showing that you owned Shares as of the close of business on April 8, 2016.

- Each shareholder may appoint only one proxy holder or representative to attend the meeting on behalf of such shareholder.

The use of cameras, camcorders, videotaping equipment, and other recording devices will not be permitted in Bud Walton Arena. Attendees may not bring into the arena large packages or other material that could pose a safety or disruption hazard (e.g., fireworks, noisemakers, horns, confetti, etc.). Photographs and videos taken at the 2016 Annual Shareholders' Meeting may be used by Walmart. By attending the 2016 Annual Shareholders' Meeting, you will be agreeing to Walmart's use of those photographs and waive any claim or rights with respect to those photographs and videos and their use.

18. I am unable to attend the meeting in person. Can I view the meeting via webcast?

Yes. If you are unable to attend the 2016 Annual Shareholders' Meeting in person, we invite you to view a live webcast of the meeting at *www.stock.walmart.com*. The webcast of the 2016 Annual Shareholders' Meeting will be available for viewing on our corporate website for a limited time after the meeting.

19. When will the company announce the voting results?

We will announce the outcome of each proposal voted on at the 2016 Annual Shareholders' Meeting at the conclusion of that meeting. We will report the preliminary voting results in a press release on or before June 6, 2016, which will be available on our corporate website, and we will report the official voting results in a filing with the SEC on or before June 9, 2016.

SUBMISSION OF SHAREHOLDER PROPOSALS

If you wish to submit a proposal for possible inclusion in our proxy statement relating to our 2017 Annual Shareholders' Meeting, send the proposal, by registered, certified, or express mail to:

Gordon Y. Allison, Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Shareholder proposals intended for inclusion in our proxy statement for the 2017 Annual Shareholders' Meeting in accordance with the SEC's Rule 14a-8 under the Exchange Act must be received by our company in the manner described above no later than the close of business on December 21, 2016. Any shareholder proposal received by the company after that date will not be included in the company's proxy statement relating to the 2017 Annual Shareholders' Meeting. Further, all proposals submitted for inclusion in the company's proxy statement relating to the 2017 Annual Shareholders' Meeting must comply with all of the requirements of SEC Rule 14a-8.

Shareholders who wish to bring business before Walmart's 2017 Annual Shareholders' Meeting, other than through a shareholder proposal pursuant to the SEC's rules, or nominate a person for election as a director, must notify the Corporate Secretary of our company in writing and provide the information required by the provision of the Bylaws dealing with business at annual and special meetings. Under the Bylaws, the notice must be delivered to or mailed and received at Walmart's principal executive offices not less than 90 nor more than 120 days prior to the one-year anniversary of the 2016 Annual Shareholders' Meeting (assuming the 2016 Annual Shareholders' Meeting is held on June 3, 2016, no later than March 5, 2017 and no earlier than February 3, 2017), unless the date of the 2017 Annual Shareholders' Meeting is more than 30 days before or more than 60 days after such anniversary date, in which case such notice must be delivered to or mailed and received at Walmart's principal executive offices not more than 120 days prior to the date of the 2017 Annual Shareholders' Meeting nor less than the later of 90 days prior to the date of the 2017 Annual Shareholders' Meeting or the tenth day following the day on which a public announcement of the 2017 Annual Shareholders' Meeting is made. The requirements for such notice are set forth in the Bylaws, a copy of which can be found on our corporate website at *http://stock.walmart.com/corporate-governance/governance-documents.* The Board periodically reviews the Bylaws, as in effect from time to time, and approves amendments as it deems appropriate. Any amendments to the Bylaws will be reported in a filing with the SEC, as required by Form 8-K, and the amended Bylaws will be filed as an exhibit to an SEC filing and posted on our corporate website at the web address above.

TABLE OF ABBREVIATIONS

The following abbreviations are used for certain terms that appear in this proxy statement:

2004 ASPP: the Wal-Mart Stores, Inc. 2004 Associate Stock Purchase Plan, as restated effective February 1, 2004, and subsequently amended

2016 ASPP or Associate Stock Purchase Plan: the Wal-Mart Stores, Inc. 2016 Associate Stock Purchase Plan, as amended and restated by action of the Board on April 7, 2016, subject to shareholder approval at the 2016 Annual Shareholders' Meeting

2015 Annual Shareholders' Meeting: Walmart's Annual Shareholders' Meeting held on June 5, 2015

2016 Annual Shareholders' Meeting: Walmart's Annual Shareholders' Meeting to be held on June 3, 2016

2017 Annual Shareholders' Meeting: Walmart's Annual Shareholders' Meeting to be held in June 2017

401(k) Plan: the Walmart 401(k) Plan

Annual Report to Shareholders: Walmart's Annual Report to Shareholders for fiscal 2016

Associate: an employee of Walmart or one of its consolidated subsidiaries

Audit Committee: the Audit Committee of the Board

Board: the Board of Directors of Walmart

Board committees: the Audit Committee, the CNGC, the Executive Committee, the Global Compensation Committee, the SPFC, and the TeCC

Broadridge: Broadridge Financial Solutions, Inc., representatives of which will serve as the inspectors of election at the 2016 Annual Shareholders' Meeting

Bylaws: the amended and restated Bylaws of Walmart, effective as of June 5, 2014

CD&A: the Compensation Discussion and Analysis included in this proxy statement

CEO: the Chief Executive Officer of a company

CFO: the Chief Financial Officer of a company

CNGC: the Compensation, Nominating and Governance Committee of the Board

Deferred Compensation Matching Plan or DCMP: the Wal-Mart Stores, Inc. Deferred Compensation Matching Plan, as adopted effective February 1, 2012, and which replaced the Officer Deferred Compensation Plan

Director Compensation Deferral Plan: the Wal-Mart Stores, Inc. Director Compensation Deferral Plan, effective June 4, 2010

EPS: Diluted earnings per share from continuing operations

Exchange Act: the Securities Exchange Act of 1934, as amended

Executive Committee: the Executive Committee of the Board

Executive Officers: those senior officers of our company determined by the Board to be executive officers (as defined by Rule 3b-7 under the Exchange Act) as to whom Walmart has certain disclosure obligations and who must report certain transactions in equity securities of our company under Section 16

EY: Ernst & Young LLP, an independent registered public accounting firm

Fiscal 2019, fiscal 2018, fiscal 2017, fiscal 2016, fiscal 2015, fiscal 2014, fiscal 2013, fiscal 2012, and fiscal 2011: Walmart's fiscal years ending January 31, 2019, 2018, 2017, 2016, 2015, 2014, 2013, 2012, and 2011, respectively

GAAP: generally accepted accounting principles in effect in the United States

Global Compensation Committee or GCC: the Global Compensation Committee of the Board

Gross Merchandise Value or GMV: the total sales value of merchandise sold or transacted where the transaction originates online, excluding the sale of gift cards

Independent Directors: the Walmart directors whom the Board has affirmatively determined have no material relationships with our company pursuant to the standards set forth in the NYSE Listed Company Rules and, as to members of the Audit Committee, who meet the requirements of Section 10A of the Exchange Act and Rule 10A-3 under the Exchange Act and, as to members of the CNGC, who meet the requirements of Section 10C of the Exchange Act, Rule 10C-1 under the Exchange Act and the heightened independence requirements under the NYSE Listed Company Rules for compensation committee members

Internal Revenue Code: the Internal Revenue Code of 1986, as amended

Management Incentive Plan or MIP: the Wal-Mart Stores, Inc. Management Incentive Plan, as amended effective February 1, 2013

Named Executive Officers or NEOs: Walmart's President and CEO, each person who served as Walmart's CFO during fiscal 2016, the next three most highly compensated Executive Officers other than our CEO and CFO during fiscal 2016, and the Executive Vice President, President and CEO, Sam's Club during fiscal 2016, whom Walmart is voluntarily including as an NEO in this proxy statement

NYSE: the New York Stock Exchange

NYSE Listed Company Rules: the NYSE's rules for companies with securities listed for trading on the NYSE, including the continual listing requirements and rules and policies on matters such as corporate governance, shareholder communication, and shareholder approval

Officer Deferred Compensation Plan or ODCP: the Wal-Mart Stores, Inc. Officer Deferred Compensation Plan, amended and restated effective January 1, 2009, and which was replaced, effective February 1, 2012, with the Deferred Compensation Matching Plan

Outside Directors or Non-Management Directors: the members of the Board who are not employed by Walmart or a consolidated subsidiary of Walmart

Return on Investment or ROI: our return on investment, calculated as described in Annex A to this proxy statement

SEC: the United States Securities and Exchange Commission

Section 16: Section 16 of the Exchange Act

SERP: the Wal-Mart Stores, Inc. Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2009, which was replaced, effective February 1, 2012, with the Deferred Compensation Matching Plan

Share or Shares: a share or shares of Walmart common stock, $0.10 par value per share

SOX: the Sarbanes-Oxley Act of 2002

SPFC: the Strategic Planning and Finance Committee of the Board

Stock Incentive Plan: the Wal-Mart Stores, Inc. Stock Incentive Plan of 2015, as amended and restated in certain immaterial respects effective February 23, 2016, by action of the Executive Committee and ratified by the Board

TeCC: the Technology and eCommerce Committee of the Board

Walmart, our company, the company, we, our, or us: Wal-Mart Stores, Inc., a Delaware corporation and, where the context requires, its consolidated subsidiaries

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ANNEX A

Information regarding Certain Non-GAAP Financial Measures

Certain financial measures we discussed in the Compensation Discussion and Analysis—Executive Summary section of this proxy statement are considered non-GAAP financial measures under the SEC's rules because they are calculated by excluding or including amounts that would be included or excluded in the calculation of comparable measures calculated in accordance with GAAP. Below, we identify:

- those non-GAAP financial measures (the "Non-GAAP Measures") and tell you briefly how we compute them;
- the financial measure calculated and presented in accordance with GAAP or using only measures calculated and presented in accordance with GAAP that we believe is the most directly comparable such financial measure to each Non-GAAP Measure (each, a "Comparable GAAP Measure");
- the reasons why we think the Non-GAAP Measures provide our shareholders with useful information about our financial condition and results of operations; and
- a reconciliation of each Non-GAAP Measure with its Comparable GAAP Measure.

When we refer below to a financial measure as being a "reported" financial measure, we are referring to a GAAP financial measure that was presented in our consolidated statement of income for fiscal 2016.

Adjusted EPS

Our diluted earnings per share from continuing operations attributable to Walmart (which we refer to as our "EPS") are calculated in accordance with GAAP based our net income from continuing operations attributable to Walmart, although from time to time, the company may believe that our EPS for a period does not reflect our core performance, typically because of certain expenses that the company incurs in that period. Our EPS for fiscal 2016 was such an instance and we calculated an adjusted diluted earnings per share amount for fiscal 2016.

Non-GAAP Measure: The company's adjusted diluted earnings per share from continuing operations attributable to Walmart (which we refer to as "Adjusted EPS") for fiscal 2016 was calculated by adjusting the EPS for fiscal 2016 for the amount of the per share dilutive impact of: (1) the effect of the closure of approximately 269 stores globally (the "Store Closures"), (2) the benefit from the immaterial cumulative adjustment related to certain leases recognized in the third quarter of fiscal 2016 (the "Lease Adjustment"), and (3) the effect of recognizing

certain discrete tax items in the fourth quarter of fiscal 2016 (the "Discrete Tax Items").

Comparable GAAP Measure: The company's EPS for fiscal 2016 as reported.

Why the Non-GAAP Measure is Useful Information: Management believes that the Adjusted EPS for fiscal 2016 is a meaningful metric to share with shareholders because that metric, which adjusts EPS for fiscal 2016 for the items in fiscal 2016 described above, is the metric that affords investors a view of what management considers the company's core earnings performance for fiscal 2016 and also affords investors the ability to make a more informed assessment of such core earnings performance.

Reconciliations: Reconciliation of the company's Adjusted EPS for fiscal 2016 to the company's EPS for fiscal 2016.

Adjusted EPS - Fiscal 2016

	Fiscal Year Ended January 31, 2016
Adjusted EPS	$ 4.59
Adjustments	
Stores Closures	(0.20)
Lease Adjustment	0.04
Discrete Tax Items	0.14
EPS	$ 4.57

Constant Currency Measures

We use currency exchange rates to convert the operating results for all countries where the functional currency is not the U.S. dollar into U.S. dollars for financial reporting purposes. A constant currency measure is one in which an item, such as operating income, for a period is calculated by translating activity in a functional currency other than the U.S. dollar into U.S. dollars by using the comparable prior year period's currency exchange rates and presented in U.S. dollars.

Non-GAAP Measures: The company's constant currency consolidated revenue and constant currency consolidated operating income for fiscal 2016.

Comparable GAAP Measures: Our reported consolidated total revenues and consolidated operating income for fiscal 2016, respectively.

Why the Measures Are Useful Information: These constant currency financial measures permit investors to understand better Walmart's core performance in fiscal 2016 without the effects of fluctuations in currency exchange rates, which are subject to volatility from period-to-period.

In accordance with SEC guidance, we have not included a quantitative reconciliation of the constant currency financial measures disclosed in the proxy statement. A reconciliation of each of the constant currency financial measures described above to its Comparable GAAP Measure appears in our earnings release for the fourth quarter of fiscal 2016, which is available on our website at *www.stock.walmart.com.*

Other Non-GAAP Financial Measures

The following performance metrics, which, as discussed in the proxy statement to which this Annex A is attached, the company uses to determine whether it will make payments under its annual cash incentive plans and the amount of any payments and whether payouts will be made under its long-term performance share units and the amount of any payouts, are considered non-GAAP financial measures:

- our return on investment (which we refer to as our "ROI");
- our constant currency total company operating income;
- our constant currency International operating income;
- our constant currency total company sales (excluding fuel);
- our constant currency International sales (excluding fuel); and
- our Sam's Club sales (excluding fuel).

Each such non-GAAP financial measures is adjusted as described under the caption "Executive Compensation—Compensation Discussion and Analysis—Incentive Goal Setting Philosophy and Process" in the proxy statement. As permitted by the SEC's rules and guidance, we do not disclose the financial measures calculated and presented in accordance with GAAP that are most directly comparable to such non-GAAP financial measures or why we believe those non-GAAP financial measures are important information for our shareholders to have or provide a reconciliation of each of those non-GAAP financial measures to the most directly comparable financial measure calculated and presented in accordance with GAAP. However, we believe it is important for our shareholders to understand how we calculated the non-GAAP measures described above.

We calculated constant currency total company operating income and constant currency International operating income as described above by using the currency exchange rates for fiscal 2015 to translate the fiscal 2016 operating income for all countries where the functional currency is not the U.S. dollar into U.S. dollars rather than using the fiscal 2016 currency exchange rates used to calculate our reported total company operating income and International operating income to make those translations. We calculated the constant currency total company sales (excluding fuel) by adding the Walmart US sales as reported to the constant currency International sales (excluding fuel) calculated as described below and the Sam's Club sales (excluding fuel) for fiscal 2016, which we calculated by deducting Sam's Club fuel sales in fiscal 2016 from Sam's Club's reported fiscal 2016 sales. We calculated the constant currency International sales (excluding fuel) by excluding all of International's fuel sales from its reported sales and translating the remaining balance of those sales in those countries in which the functional currency is not the U.S. dollar into U.S. dollars using the currency exchange rates for fiscal 2015, and not the fiscal 2016 currency exchange rates. The other adjustments discussed under the caption "Executive Compensation—Compensation Discussion and Analysis—Incentive Goal Setting Philosophy and Process" were also made as a part of the calculation of each non-GAAP financial measure discussed above.

Our ROI for fiscal 2016 is calculated as adjusted operating income (operating income plus interest income, depreciation and amortization, and rent expense) for fiscal 2016 divided by average invested capital for fiscal 2016. We considered average invested capital for fiscal 2016 to be the average of our beginning and ending total assets for fiscal 2016, plus average accumulated depreciation and average accumulated amortization, less average accounts payable and average accrued liabilities for fiscal 2016, plus a rent factor equal to rent expense for fiscal 2016 multiplied by a factor of eight. We excluded the impact of any discontinued operations from the calculation of our ROI. In computing the adjusted operating income component of ROI we also made the same adjustments we made to calculate the constant currency total company operating income for purposes of our annual cash incentive calculations. We also made certain balance sheet adjustments when calculating our average assets and average liabilities as described under the caption "Executive Compensation—Compensation Discussion and Analysis—Incentive Goal Setting Philosophy and Process." Although return on investment is a standard financial measure, our calculation of ROI may differ from other companies' calculations of their return on investment.

ANNEX B

Wal-Mart Stores, Inc.
2016 Associate Stock Purchase Plan

(As amended and restated effective as of April 1, 2016)

Table of Contents

Wal-Mart Stores, Inc. 2016
Associate Stock Purchase Plan

I. Definitions

1.1 **"Account"** shall mean a Participant's account which holds his or her shares of Stock pursuant to the Plan.

1.2 **"Account Administrator"** shall mean the third party administrator for the Accounts as may be from time to time appointed by the Committee.

1.3 **"Account Closure"** shall mean the closing of a Participant's Account by one of the following means:

(a) **"Automatic Account Closure"** shall mean the closure of a Participant's Account by the Committee (or the Account Administrator if applicable) at the time such Participant's Account balance contains no shares (or fractional shares) of Stock on or after his or her termination of employment with the Employer.

(b) **"Participant Account Closure"** shall mean the closure of a Participant's Account pursuant to a request by the Participant to have his or her Account closed and to have all Stock or proceeds from the sale thereof distributed.

1.4 **"Affiliate"** shall mean any entity that is more than 50% owned or controlled, directly or indirectly, by the Company.

1.5 **"Associate"** shall mean any common law employee of an Employer, but shall not include independent contractors. An individual classified by the Employer as either an independent contractor or an individual who provides services to the Employer through another entity shall not be eligible to participate in this Plan during the period that the individual is so classified, even if such individual is later retroactively reclassified as an Associate during all or any part of such period pursuant to applicable law or otherwise.

1.6 **"Award Program"** shall mean a program established by the Company or a Participating Employer that results in its Associates receiving shares of Stock as an award for job performance.

1.7 **"Board"** shall mean the Board of Directors of the Company.

1.8 **"Committee"** shall mean the Global Compensation Committee of the Board, or such other committee as may be appointed by the Board.

1.9 **"Company"** shall mean Wal-Mart Stores, Inc., a Delaware corporation.

1.10 **"Contribution"** shall mean any of the types of contributions that may be made to a Participant's Account under the Plan, either by the Company, a Participating Employer or a Participant as set forth in Section III.

1.11 **"Employer"** shall mean the Company and its Affiliates.

1.12 **"Participant"** shall mean any Associate of the Company or a Participating Employer who satisfies the eligibility requirements in Section II and who has an Account established under the Plan, and Participant shall also include any former Associate of the Company or a Participating Employer who was a Participant in the Plan at the time of his or her termination of employment until such time as an Account Closure occurs.

1.13 **"Participating Employer"** shall mean an Affiliate whose participation in the Plan has been approved by the Committee. The Committee may require the Participating Employer to make corresponding contributions under the Plan in accordance with rules and procedures established by the Committee. The Committee, in its sole discretion, may terminate any such Affiliate's Participating Employer status at any time and the Accounts of those Participants who are Associates of such Affiliate will be treated as if such Participants had transferred employment to an Affiliate that is not a Participating Employer as described in Section 5.3 of the Plan.

1.14 **"Payroll Deduction"** shall mean the payroll deduction from a Participant's biweekly or weekly regular compensation (including from vacation pay and pay from any paid leave of absence) of an amount authorized by the Participant as a Payroll Deduction Contribution.

1.15 **"Plan"** shall mean the Wal-Mart Stores, Inc. 2016 Associate Stock Purchase Plan (formerly known as the Wal-Mart Stores, Inc. 2004 Associate Stock Purchase Plan), as amended, restated and renamed herein, or as it may be further amended from time to time.

1.16 **"Plan Year"** shall mean April 1 of a calendar year to March 31 of the following calendar year, or such other period as set by the Committee.

1.17 **"Section 16 Officers"** shall mean those officers of the Company who are subject to subsection 16(a) of the Securities Exchange Act of 1934, as amended.

1.18 **"Stock"** shall mean the common stock, $.10 par value per share, of the Company.

II. Eligibility

2.1 **In General.** All Associates (including Section 16 Officers) of the Company or a Participating Employer are eligible to participate in the Plan, subject to the following limitations:

(a) Associates who are restricted or prohibited from participating in the Plan under the applicable law of their state or country of residence may not participate in the Plan, except as may be provided in accordance with rules and procedures established by the Committee.

(b) Associates of the Company and its Affiliates who are members of a collective bargaining unit whose benefits were the subject of good faith collective bargaining are excluded from participation in the Plan.

(c) Participation by Associates of non-U.S. Participating Employers shall only be permitted upon approval by the Committee, which approval may be limited to groups or categories of Associates designated by the non-U.S. Participating Employer.

(d) Section 16 Officers may be restricted in their ability to acquire or sell shares of Stock in order to comply with Section 16 of the Securities Exchange Act of 1934, as amended, in accordance with rules and procedures adopted by the Company's Audit Committee.

2.2 Leaves of Absence. Participants continue to be eligible to participate in the Plan while on a bona fide leave of absence from the Company or a Participating Employer in accordance with applicable policies of the Company or Participating Employer, or under such other circumstances with the approval of the Committee.

III. Plan Contributions

3.1 Shares Available for Contributions. Subject to stockholder approval of this Plan: (i) 10,943,171 shares of Stock shall be available for purchase from the Company under the Plan for credit to Accounts or for purchase in open market transactions over a national securities exchange under the Plan for credit to Accounts; (ii) 20,000,000 shares of Stock shall be available for purchase from the Company under the Plan for credit to Accounts; and (iii) 100,000,000 shares of Stock shall be available for purchase in open market transactions over a national securities exchange under the Plan for credit to Accounts.

3.2 Plan Contributions. The definitions of the types of Contributions which may be made pursuant to the Plan are as follows (subject to the limits provided in Section 3.3 as applicable):

(a) **"Award Contribution"** means a contribution under the Plan on behalf of a Participant by the Company or a Participating Employer, as applicable, made pursuant to the Award Program in the sole discretion of the Committee.

(b) **"Matching Contribution"** means a cash contribution to the Plan on behalf of a Participant by the Company or a Participating Employer, as applicable, which is equal to fifteen percent (15%) of the amount of the Participant's Payroll Deduction (up to a maximum dollar limit).

(c) **"Payroll Deduction Contribution"** means a contribution to the Plan by a Participant pursuant to a valid authorization for a Payroll Deduction.

(d) **"Voluntary Contribution"** means a contribution, if and to the extent permitted by the Committee from time to time, of shares of Stock or cash by the Participant to the Participant's Account which is not made by Payroll Deduction.

3.3 Maximum Limits on Contributions.

(a) Matching Contributions and "Outstanding Performance" awards under the Award Program are subject to a maximum dollar limit for the Plan Year as set by the Committee from time to time in its discretion.

(b) During any Plan Year, the combination of Payroll Deduction Contributions and Voluntary Contributions made in cash (not Stock) by a Participant shall not exceed $125,000.

3.4 Payroll Deductions.

(a) Subject to the Committee's authority to adjust the following amounts, a Participant's authorization for Payroll Deduction shall be for a minimum amount of $2.00 per biweekly pay period or $1.00 per weekly pay period, as applicable to the Participant, and such Payroll Deduction shall be in even multiples of $.50.

(b) A Participant's request for Payroll Deduction (or a request for a revision thereto) will become effective as soon as practicable after receipt of such request by the Company or the Participating Employer, as applicable.

(c) A Participant's Payroll Deduction authorization may be revised or terminated at any time by the Participant's request to the Company or the Participating Employer, as applicable.

(d) A Participant's authorization for Payroll Deduction shall remain effective until the earlier of the Participant's (1) request to revise or terminate the Payroll Deduction authorization or (2) termination of employment with the Company or a Participating Employer, subject to Section 8 of the Plan.

(e) All requests to initiate, revise or terminate an authorization for Payroll Deduction as described in this Section 3.4 shall be made in writing or in such other form acceptable to the Committee or its delegate from time to time.

(f) The Senior Vice President, Benefits, or any successor position, in his or her discretion, may prohibit a Payroll Deduction from the final paycheck of a Participant. This Section applies to the Participant's final paycheck even if the Participant made a valid Payroll Deduction election applicable to prior paychecks. If a Payroll Deduction is prohibited from a Participant's final paycheck, any corresponding Matching Contributions shall also be prohibited.

3.5 Matching Contributions. The Company or Participating Employer, as applicable, shall make Matching Contributions as provided under the Plan and subject to the limits set forth in Section 3.3.

3.6 Award Contributions. Award Contributions shall be made, in the Committee's sole discretion, by either (1) the Company or the Participating Employer, as applicable, remitting to the Account Administrator on behalf of the

Participant funds sufficient to purchase any shares or fractional shares of Stock that have been granted to such Participant under the Award Program or (2) the Participant receiving the Award Contribution directly as a certificate for a share or shares (as applicable) of Stock.

3.7 Voluntary Contributions. Participants may make Voluntary Contributions to the Plan subject to the terms and limitations described herein or that may be prescribed by the Committee from time to time.

3.8 Remittance of Contributions.

(a) The Company or a Participating Employer, as applicable, will forward the total of all Payroll Deductions for the applicable payroll period along with the corresponding Matching Contributions, a list of Participants for whom the Contributions are being made and the amount allocable to each such Participant's Account to the Account Administrator as soon as practicable.

(b) Voluntary Contributions, whether made in cash or shares of Stock, shall be remitted to the Account Administrator directly by the Participant.

(c) As soon as practicable following a grant of an Award Contribution, an Award Contribution shall be made in the Committee's sole discretion as described in Section 3.6 of the Plan.

(d) Prior to the time a Participant's Payroll Deduction and corresponding Matching Contribution is distributed to the Account Administrator, such amounts are considered general assets of the Company or Participating Employer (as applicable) and, as such, are subject to the claims of the Company's or Participating Employer's (as applicable) creditors in the event of insolvency or bankruptcy. In addition, no interest shall be paid on such amounts and all Participants assume the risk of fluctuations in the value or market price of Stock.

IV. Account Purchases, Maintenance & Sales

4.1 Account Establishment. The Account Administrator shall establish an Account in accordance with the Plan for any Associate who becomes a Participant. Upon the Committee's (or its delegate's) request, the Account Administrator shall establish an Account for an Associate who is to be awarded shares under an Award Program and who is not then a Participant.

4.2 Share Purchases. No later than five business days after the Account Administrator receives the remittance of funds for Contributions (including Voluntary Contributions made in cash) made to the Plan, the Account Administrator shall purchase shares of Stock from the Company, which may be purchases from the Company of authorized, but unissued, shares of Stock, shares of Stock held as treasury shares of Stock, in open market transactions over a national securities exchange, or in a combination

of the foregoing. Notwithstanding the foregoing, the Committee may from time to time provide instructions to the Account Administrator with respect to the purchase of such shares of Stock but, absent such instructions, the Account Administrator shall determine the source of such Stock purchases in its discretion.

(a) In the case of purchases from the Company of authorized but unissued or treasury shares of Stock, the price of such shares is equal to the Volume Weighted Average Price (VWAP) as reported on the New York Stock Exchange - Composite Transactions on the relevant date of purchase; provided, however, that the Committee may, in its discretion, designate some other methodology for determining the fair market value of such shares of Stock purchased from the Company.

(b) The Account Administrator's purchase of shares of Stock in open market transactions over a national securities exchange and the price per share shall be in accordance with rules and procedures established by the Committee from time to time, the rules of the national securities exchange over which the shares of Stock are purchased and the rules of the Financial Industry Regulatory Authority.

(c) As determined in the discretion of the Account Administrator (in accordance with any applicable rules and procedures of the Committee), funds received as Voluntary Contributions may be bundled into a group for the purpose of purchasing shares of Stock and such shares may be purchased over a time period that is greater than one day. If such shares of Stock are purchased as part of a bundled group, a Participant's purchase price for each share of Stock shall be the average price of all shares of Stock purchased within that group as determined by the Account Administrator.

(d) No provision of this Plan shall limit the ability of the Committee to implement a real-time trading (or other) mechanism for the purchase or sale of shares of Stock under the Plan and, to the extent determined by the Committee, shall replace any other methodology for valuing and allocating shares of Stock purchased or sold under the Plan.

4.3 Share Purchases for Non-U.S. Participants. With respect to non-U.S. Participants, the amounts (1) withheld from such a Participant's compensation pursuant to an authorization for Payroll Deduction or (2) contributed as either a Matching Contribution or an Award Contribution made directly to a Participant's Account shall be converted from the applicable foreign currency to U.S. dollars for the purpose of purchasing shares of Stock, and such conversion shall be pursuant to the exchange rate published in The Wall Street Journal (or other similar source) on a date as soon as practicable prior to the effective date of the cash transfer from the Company or the Participating Employer, as applicable, to the Account Administrator. All such Participants assume the risk of fluctuations in the value or market price of shares of Stock and applicable currency exchange rates. With respect to non-U.S. Participants making Voluntary Contributions in cash, such amounts must be tendered to the Account Administrator in U.S. dollars unless otherwise determined by the Committee.

Notwithstanding anything to the contrary contained in the terms of this Plan, at the discretion of the Committee, purchases of shares of Stock for, or the participation in the Plan by, non-U.S. Participants may be suspended or discontinued if the applicable laws of a country or another governmental authority (such as the European Union) governing such purchases of shares of Stock or participation in the Plan would require the Company to register or qualify such shares of Stock, or its deemed offer or sale of shares of Stock under the Plan to, or to otherwise comply with procedures under such laws with respect to any deemed offer and sale of shares of Stock by the Company under the Plan to, such non-U.S. Participants or the Company would otherwise become subject to the laws of such country or other governmental authority as a result of such purchases of shares of Stock by or on behalf of a non-U.S. Participant unless the Company is already subject in all respects to the jurisdiction of such country or governmental authority.

4.4 **Allocation to Accounts.** The number of shares (whole and fractional shares) of Stock shall depend upon the purchase price as described in Section 4.2 at the time such purchases are made. Purchases of Stock will be allocated by the Account Administrator based upon the applicable purchase price to each applicable Participant's Account in proportion to the respective amount of Contributions received for each Participant's Account. Allocations of Stock will be made in full shares and in fractional interests in shares to the thousandths of a share.

4.5 **Share Ownership.** At the time shares of Stock are credited to a Participant's Account, he or she will acquire full ownership of all such shares (as well as any fractional interests) of Stock.

(a) All shares of Stock will be registered in the name of the Account Administrator and will remain so registered until delivery is requested by the Participant. The Participant may request from the Account Administrator that a certificate for any or all full shares of Stock be delivered to the Participant or that the Participant be reflected as the record owner of such shares of Stock in the Direct Registration System of the Depository Trust Company, if the Company participates in that system, at no cost to such Participant at any time.

(b) The Account Administrator shall cause to be delivered at no cost to each Participant as promptly as practicable, by mail, electronic mail, or otherwise, all notices of shareholders' meetings, proxy statements and other material distributed by the Company to its stockholders. The full shares of Stock in each

Participant's Account shall be voted in accordance with the Participant's signed proxy voting instructions timely delivered to the Account Administrator. In the event that a Participant does not timely provide the Account Administrator with proxy voting instructions, the Account Administrator may direct the voting of such shares of Stock held in an Account to the extent such action or direction would comply with applicable law and any applicable listing standards of a national securities exchange.

(c) A Participant may not assign or hypothecate any interest in the Plan; provided, however, that upon purchase of shares under the Plan, such shares may be sold, assigned, pledged, hypothecated or otherwise dealt with as would be the case with respect to any other shares of Stock the Participant might otherwise own, subject to the Participant's compliance with the Wal-Mart Stores, Inc. Insider Trading Policy.

(d) Neither the Company nor any Participating Employer may make any deductions from amounts properly credited to a Participant's Account. Neither the Company nor any Participating Employer shall have any security interest on the shares of Stock held in a Participant's Account. Notwithstanding the foregoing, a lender may have a security interest on the shares of Stock held in a Participant's Account if the Participant has pledged such Stock as collateral in connection with a line of credit that may be obtained by certain Participants (other than Section 16 Officers) through the Account Administrator's Stock Secured Line of Credit Program, if any.

4.6 **Account Statements.** Each Participant will be sent at least an annual statement reflecting all Account activity during the period covered by the statement.

4.7 **Risk of Loss.** There is no guarantee of the value or market price of shares of Stock acquired pursuant to the Plan. In seeking potential benefits of Stock ownership, each Participant bears the risks associated with Plan participation and ownership of Stock, including the risk of any decrease in the value of market price of shares of Stock acquired pursuant to the Plan.

4.8 **Commission & Maintenance Charges.**

(a) No brokerage commissions are charged to Participants for purchases of Stock under the Plan, however, brokerage commissions and other applicable fees shall be charged to the Participant for all sales of Stock from his or her Account. Such commissions and other applicable fees for sales of Stock held in a Participant's Account shall be at the rates posted by the Account Administrator, which may be changed from time to time by the Account Administrator with approval of the Committee (or its delegate).

(b) The Company or Participating Employer, as applicable, shall pay the applicable periodic maintenance fees (if any) for the Participant's Account until the earlier of (1) a Participant Account Closure occurs or (2) the Participant incurs a termination of employment with the Company or Participating Employer, as applicable, subject to Section 5.3. Any services requested of the Account Administrator by the Participant that are not covered by the Company's arrangement with the Account Administrator shall be paid for solely by the Participant.

(c) At such time as the Company or Participating Employer, as applicable, ceases to pay the applicable Account maintenance fees as set forth subsection (b) above, the Participant shall become responsible for any applicable Account maintenance fees. In this case, periodic maintenance fees and other applicable charges to the Account shall be paid from time to time to the Account Administrator automatically from the proceeds of a sale of a sufficient number of shares of Stock held in the Participant's Account to cover such fees and charges until the earlier of a Participant Account Closure or an Automatic Account Closure occurring.

4.9 Account Sales. The Participant may instruct the Account Administrator in writing (or any other method acceptable to the Committee or its delegate) at any time to sell any portion or all of his or her full shares of Stock and the fractional interest in any shares of Stock allocable to his or her Account, and the timing for such sale of Stock shall be in accordance with rules and procedures established by the Committee from time to time. Any account sales shall be subject to the Wal-Mart Stores, Inc. Insider Trading Policy, including, but not limited to, the Trading Windows and trading restrictions on Section 16 Officers.

(a) The sale price for a share of Stock under the Plan shall be the average price of all shares of Stock sold by the Account Administrator on the date of the Participant's sale transaction; provided, however, that the Committee reserves the right to implement a real-time trading or similar mechanism for Participants' sales of shares of Stock from their respective Accounts under the Plan and the valuation of shares of Stock would be in accordance with any such mechanism.

(b) Upon such sale, the Account Administrator shall mail to the Participant a check (or such method of payment as approved by the Committee or its delegate) for the proceeds, less the brokerage commission, and other normal charges such as sales fees, which are payable by the Participant.

(c) Such instruction to the Account Administrator, or a request for delivery of Stock certificates held in the Participant's Account, will not affect the Participant's status as a Participant under the Plan unless the delivery of such certificates results in an Account Closure.

(d) With respect to non-U.S. Participants, shares of Stock are sold or traded in U.S. dollars and such amounts can be converted for the purpose of remitting the proceeds to the non-U.S. Participant. If the proceeds from the sale of shares of Stock held in the Participant's Account are converted to a currency other than U.S. dollars, such conversion shall be made pursuant to the applicable exchange rate published in _The Wall Street Journal_ (or other similar source) on the date such transaction is executed. All such Participants assume the risk of fluctuations in the value or market price of shares of Stock and applicable currency exchange rates.

V. Account Closure & Termination of Employment

5.1 Account Closure. A Participant who elects to discontinue Payroll Deductions under the Plan shall continue to be a Participant until the earlier of a Participant Account Closure or an Automatic Account Closure occurring. In connection with a Participant Account Closure, the Participant must elect to have his or her Account fully distributed in either (1) Stock (except that the value of any fractional shares of Stock will be distributed in cash) less any applicable fees or (2) cash by directing all full shares (and fractional interests) of Stock to be sold with the proceeds, less applicable brokerage commissions and other applicable fees, being distributed in accordance with the terms, provisions, and conditions of the Plan.

5.2 By Termination of Employment Other Than Due to Death of Participant. The Account of a Participant who incurs a termination of employment (other than by reason of death) with the Company or a Participating Employer will continue to be maintained with the periodic fees and any other applicable charges being paid by the Participant in accordance with Section 4.8(c) of the Plan.

5.3 By Transferring Employment from the Company or a Participating Employer to an Affiliate. A Participant who transfers employment from the Company or a Participating Employer to an Affiliate who does not sponsor or participate in the Plan may continue to have his or her Account maintained at the expense of the Company while still employed with an Affiliate until the earlier of a Participant Account Closure or an Automatic Account Closure occurring (provided that such Automatic Account Closure can only occur following termination of employment with such Affiliate). In connection with a Participant Account Closure, the Participant must elect to have his or her Account fully distributed in either (1) Stock (except that the value of any fractional shares of Stock will be distributed in cash less any applicable fees) or (2) cash by directing all full shares (and fractional interests) of Stock to be sold with the proceeds, less applicable brokerage commissions and other applicable fees, being distributed, in accordance with the terms, provisions, and conditions of the Plan. Unless and until such Participant re-establishes eligibility to participate in the Plan, such Participant shall no longer be eligible to make or receive Contributions to the Plan (including by Payroll Deduction or Voluntary Contribution).

5.4 Termination Due to Death of Participant. Following a Participant's death, the Company or Participating Employer, as applicable, shall cease making Payroll Deductions and Matching Contributions to such Participant's Account as soon as practicable. In addition, as soon as practicable following the Participant's death, the Account Administrator will distribute the proceeds of the deceased Participant's Account less applicable brokerage commissions and other applicable fees in accordance with rules and procedures established by the Committee (which may include a designation by a Participant of a beneficiary or a joint tenant with respect to a Participant's Account) and, in the absence of applicable rules and procedures (or such designations), to the Participant's estate.

VI. Award Program

6.1 Scope of the Award Program. The Award Program is designed to provide an incentive to Associates of the Company and Participating Employers who provide exceptional customer service and job performance. Awards under the Award Program are not intended to be given to those who satisfy, but do not exceed, expectations. The Award Program includes an "Outstanding Performance" component.

6.2 Outstanding Performance Component. An "Outstanding Performance" award is an award of Stock to an Associate in recognition of the individual's consistently outstanding performance in his or her specific job-related roles over a month, a quarter, or a year.

(a) Associates who receive "Outstanding Performance" awards may either be issued certificates for shares of Stock or, at the discretion of the Committee, the Company (or Participating Employer) may have the Account Administrator purchase shares of Stock to be credited to the Participant's Account as described in Section 3.6 of the Plan.

(b) "Outstanding Performance" awards are either approved directly by the Committee or by its delegate in accordance with rules and procedures established by the Committee, and are subject to individual maximum dollar limitations as set by the Committee from time to time.

6.3 Former Great Job Component. This component of the Plan was discontinued in 2007 and all outstanding Great Job buttons were cancelled on September 1, 2008.

VII. Administration

7.1 Committee.

(a) Subject to Section 7.2, the Plan shall be administered by the Committee.

(b) The Committee may delegate to officers or managers of the Company or any Affiliate the authority, subject to such terms as the Committee shall determine, to perform specified functions under the Plan. The Committee also may revoke any such delegation of authority at any time.

7.2 Powers of the Committee. Subject to and consistent with the provisions of the Plan, the Committee has full and final authority and sole discretion as follows:

(a) to determine when, to whom and in what types and amounts Contributions should be made;

(b) to make Contributions to eligible Associates in any number, and to determine the terms and conditions applicable to each Contribution;

(c) to determine whether any terms and conditions applicable to a Contribution have been satisfied;

(d) to set minimum and maximum dollar, share or other limitations on the various types of Contributions under the Plan;

(e) to determine whether an Affiliate should be designated as a Participating Employer and whether an Affiliate's Participating Employer status should be terminated;

(f) to determine whether Associates of non-U.S. Participating Employers should be eligible to participate in the Plan;

(g) to construe and interpret the Plan and to make all determinations, including factual determinations, necessary or advisable for the administration of the Plan;

(h) to make, amend, suspend, waive and rescind rules and regulations relating to the Plan (including, but not limited to, such rules and regulations that would allow designations for beneficiaries and/or joint tenants to be made by Participants in connection with Accounts under the Plan);

(i) to appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

(j) to correct any defect or supply any omission or reconcile any inconsistency, and to construe and interpret the Plan, the rules and regulations, and award agreements or any other instrument entered into or relating to a Contribution under the Plan; and

(k) to take any other action with respect to any matters relating to the Plan for which it is responsible and to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

Any action of the Committee with respect to the Plan shall be final, conclusive and binding on all persons, including the Company, its Affiliates, any Associate, any person claiming any rights under the Plan from or through any Participant, and stockholders, except to the extent the Committee may subsequently modify, or take further action not consistent with, its prior action. If not specified in the Plan, the time at which the Committee must or may make any determination shall be determined by the

Committee, and any such determination may thereafter be modified by the Committee. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee.

VIII. Amendment & Termination

8.1 **Right to Amend or Terminate.** The Board, or a duly authorized committee thereof, reserves the right to amend, modify, suspend or discontinue the Plan at any time in its sole discretion without the approval of the Company's stockholders, except that (a) any amendment or modification shall be subject to the approval of the Company's stockholders if such stockholder approval is required by any federal or state law or regulation or the rules of any securities exchange or automated quotation system on which the shares of Stock may then be listed or quoted, and (b) the Board may otherwise, in its discretion, determine to submit other such amendments or modifications to stockholders for approval.

8.2 **Limitation on Right to Amend or Terminate.** Any such amendment, modification, suspension or termination will not result in the forfeiture of (1) subject to Section 3.8(d), any funds contributed but not yet invested in the Participant's Account, (2) any shares (or fractional interests) of Stock purchased on behalf of the Participant under the Plan, or (3) subject to Section 3.8(d), any dividends or other distributions in respect of such shares that are declared subsequent to a Participant's Contribution but prior to the effective date of the amendment, modification, suspension or termination of the Plan.

IX. Miscellaneous Provisions

9.1 **Successors.** All obligations of the Company under the Plan with respect to Contributions made hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise of all or substantially all of the business and/or assets of the Company.

9.2 **Severability.** If any part of the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any other part of the Plan. Any Section or part of a Section so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

9.3 **Requirements of Law.** The granting of awards, the making of Contributions, and the delivery of shares of Stock under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. Notwithstanding any provision of the

Plan, Participants shall not be entitled to receive benefits under the Plan, and the Company (and any Affiliate) shall not be obligated to deliver any shares of Stock or deliver benefits to a Participant, if such delivery would constitute a violation by the Participant or the Company or any of its Affiliates of any applicable law or regulation.

9.4 **Securities Law Compliance.**

(a) If the Committee deems it necessary to comply with any applicable securities law or the requirements of any securities exchange upon which shares of Stock may be listed, the Committee may impose any restriction on Contributions, shares of Stock acquired pursuant to Contributions or purchases of shares of Stock under the Plan as it may deem advisable. Shares of Stock credited to the Account of a Participant, delivered to a Participant in certificated form or registered to a Participant in the Direct Registration System that may not be reoffered and resold by such Participant under applicable securities laws except pursuant to an effective registration statement covering or with respect to, or a qualification of, such shares of Stock or of such reoffer and resale of such shares of Stock or in accordance with another compliance procedure permitting a public reoffer and resale of such shares of Stock, in each case, in accordance with applicable securities laws, shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under applicable securities laws and the listing requirements and rules for listed companies of any securities exchange upon which shares of Stock are then listed and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions and, if so requested by the Company, such Participant shall make a written representation to the Company that he or she will not reoffer or resell any shares of Stock held by him or her except in compliance with all applicable requirements for the registration or qualification of such shares of Stock or of such reoffer and resale of such shares of Stock or in accordance with such other compliance procedure permitting the public reoffer and resale of such shares of Stock unless he or she shall have furnished to the Company an opinion of an experienced securities attorney licensed in the jurisdiction whose securities laws govern such reoffer and resale that such registration, qualification or other compliance actions regarding such reoffer and resale are not required for such reoffer and resale of such shares of Stock to be effected in compliance with the applicable securities laws, which opinion shall be in form and substance satisfactory to the Company in its sole discretion.

(b) If the Committee determines that the nonforfeitability of, or delivery of benefits pursuant to, any Contribution or any purchase of shares of Stock, either from the Company or in an open market purchase over a national securities exchange, would result in a violation of any provision of any applicable securities laws or the listing requirements or rules for listed companies of any securities exchange on which the Stock is listed for trading, then the Committee may postpone any such nonforfeitability or delivery, as applicable, and may suspend the purchase of shares of Stock under the Plan, but the Company shall use all reasonable efforts to cause such nonforfeitability or delivery to comply with all such provisions at the earliest practicable date and to permit the Account Administrator to make purchases of shares of Stock in accordance with the Plan at the earliest practicable date; provided that the Company may, in its sole discretion, suspend the participation in the Plan of any Participant or any or all Participants to the extent necessary for the Company to comply or remain in compliance with the securities laws of any jurisdiction, including the United States, and may suspend purchases of shares of Stock that would be deemed to be the offer and sale of shares of Stock by the Company in a transaction that is not registered pursuant to, or exempt from registration under, Section 5 of the Securities Act of 1933, as amended, or is not qualified or otherwise permitted to be made under the securities laws of any jurisdiction outside of the United States, for such period as the Company deems appropriate in order for the Company to file a registration statement with the U.S. Securities and Exchange Commission with respect to the offer and sale of shares of Stock under the Plan and to have such registration statement declared effective by the U.S. Securities and Exchange Commission and to effect all necessary qualifications and to comply with any other compliance procedures required to be adhered to in order for such purchases of such shares of Stock on behalf of Participants to comply with all applicable securities laws, rules, and regulations.

9.5 No Rights as a Stockholder. No Participant shall have any rights as a stockholder of the Company with respect to the shares of Stock which may be deliverable to the Participant's Account in connection with a Contribution (other than a Voluntary Contribution of previously-owned shares of Stock) under the Plan until such shares of Stock have been credited to his or her Account or have been delivered to him or her.

9.6 Nature of Payments. Matching Contributions and Award Contributions shall be special incentive payments to the Participant and shall not be taken into account in computing the amount of salary or compensation of the Participant for purposes of determining any pension, retirement, death or other benefit under (a) any pension, retirement, profit-sharing, bonus, insurance or other employee benefit plan of the Company or any Affiliate, except as such plan shall otherwise expressly provide, or (b) any agreement between (i) the Company or any Affiliate and (ii) the Participant, except as such agreement shall otherwise expressly provide.

9.7 Non-Exclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other compensatory arrangements for Associates as it may deem desirable.

9.8 Military Service. The Plan shall be administered in accordance with Section 414(u) of the Internal Revenue Code and the Uniformed Services Employment and Reemployment Rights Act of 1994.

9.9 Construction. The following rules of construction will apply to the Plan: (a) the word "or" is disjunctive but not necessarily exclusive, and (b) words in the singular include the plural, words in the plural include the singular, and words in the neuter gender include the masculine and feminine genders and words in the masculine or feminine gender include the other neuter genders.

9.10 Headings. The headings of articles and sections are included solely for convenience of reference, and if there is any conflict between such headings and the text of this Plan, the text shall control.

9.11 Stockholder Approval. All Contributions made on or after the effective date of the amended and restated Plan and prior to the date the Company's stockholders approve the amended and restated Plan are expressly conditioned upon and subject to approval of the amended and restated Plan by the Company's stockholders.

9.12 Taxes. All Payroll Deduction Contributions, Matching Contributions and Award Contributions are subject to withholding for applicable federal, state and local income taxes and will be reported as wage income by the Company. When a Participant authorizes a Payroll Deduction of a specific amount, more than that amount will actually be withheld from his or her compensation to cover the withholding taxes due on the Payroll Deduction Contribution and Matching Contribution. Unless set forth otherwise by applicable law, rule, or regulation, the distribution of shares of Stock from a Participant's Account to a Participant, or cash in lieu of fractional shares, will not be a taxable event.

9.13 Company-Associate Relationships. Nothing contained in this Plan shall in any way affect the rights of the Company (including any of its Affiliates) in its relationship with any Associate or affect the Company's (including any of its Affiliates') right to discharge any Associate or increase or reduce any Associate's compensation.

9.14 Governing Law. This Plan shall be governed by and construed in accordance with the laws of the State of Delaware, except to the extent it is governed by the federal securities laws or the choice of laws provision contained in the Company's agreement with the Account Administrator.

Designed and Published by Labrador-company.com



2016 Annual Shareholders' Meeting

Place:
Bud Walton Arena
University of Arkansas Campus
Fayetteville, Arkansas

Date and Time:
June 3, 2016, 8:00 a.m., Central time

Casual dress is recommended.
Doors open at 7:00 a.m., Central time.
Please note that due to on-campus construction, parking may be limited.

Photographs taken at the meeting may be used by Walmart. By attending, you waive any claim or rights to these photographs and their use.



⭐ Bud Walton Arena
2 Disabled Parking (Lot No. 55)
3 NW Arkansas Regional Airport (XNA)
4 Parking Lots No. 44, 56, 72 & 73
5 Razorback Stadium
6 Track
7 Indoor Tennis Center (Overflow Seating)

2016 Annual Shareholders' Meeting Admission Requirements

In order to be admitted to the 2016 Annual Shareholders' Meeting, you must bring photo ID **AND** one of the following:

- The *proxy statement* or *proxy card* you received in the mail;
- The *notice of internet availability* you received in the mail;
- The *email* you received with a link to our proxy materials; or
- Other proof of share ownership, such as a *valid legal proxy* from your bank, broker, or other nominee who holds your shares, a *voting instruction form* that you received from your bank, broker, or other nominee, or a *recent bank, brokerage or other statement* demonstrating that you owned shares as of the close of business on April 8, 2016.

Please see page 94 of this proxy statement for more information regarding admission requirements.

The use of cameras, camcorders, videotaping equipment, and other recording devices will not be permitted in Bud Walton Arena. Attendees may not bring into the arena large packages or other material that could pose a safety or disruption hazard (e.g., fireworks, noisemakers, horns, confetti, etc.).